As filed with the Securities and Exchange Commission on June 8, 2006.
Registration No. 333-134187
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NxStage Medical, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	3845	04-3454702
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

439 South Union Street, 5th Floor
Lawrence, Massachusetts 01843
(978) 687-4700
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Jeffrey H. Burbank
President and Chief Executive Officer
439 South Union Street, 5th Floor
Lawrence, Massachusetts 01843
(978) 687-4700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Mark G. Borden, Esq. Susan W. Murley, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 (617) 526-6000	Winifred L. Swan, Esq. Senior Vice President and General Counsel NxStage Medical, Inc. 439 South Union Street, 5th Floor Lawrence, MA 01843 (978) 687-4700	Danielle Carbone, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	be Registered(1)	Per Share(2)	Price(2)	Registration Fee(3)(4)
Common Stock, $0.001 par value per share	6,438,371	$9.75	$62,747,117	$6,717

(1)	Includes 825,000 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

(3)	Calculated pursuant to Rule 457(c) based on the average of the high and low sales prices reported in the consolidated reporting system of the Nasdaq National Market on June 7, 2006.

(4)	A registration fee of $8,194 has been paid previously in connection with this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated June 8, 2006

PROSPECTUS

5,613,371 Shares

NxStage Medical, Inc.

Common Stock

We are selling 5,500,000 shares and the selling stockholders named in this prospectus are selling 113,371 shares. We will not receive any proceeds from the sale of our shares by the selling stockholders.

Our shares of common stock are quoted on the Nasdaq National Market under the symbol “NXTM.” On June 7, 2006, the last sale price of the shares as quoted on the Nasdaq National Market was $9.53 per share.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to NxStage	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 825,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2006.

Merrill Lynch & Co.	JPMorgan

Thomas Weisel Partners LLC	JMP Securities

The date of this prospectus is          , 2006.

You should rely only on the information contained in this prospectus. We, the selling stockholders and the underwriters have not authorized anyone to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the risks of investing in shares of our common stock that we describe under “Risk Factors” and our consolidated financial statements and the related notes included at the end of this prospectus, before deciding to invest in shares of our common stock. Unless the context requires otherwise, references to “NxStage,” “we,” “our” and “us” in this prospectus refers to NxStage Medical, Inc. and its subsidiary.

Our Business

We are a medical device company that develops, manufactures and markets innovative systems for the treatment of end-stage renal disease, or ESRD, and acute kidney failure. Our primary product, the NxStage System One, is a small, portable, easy-to-use hemodialysis system designed to provide physicians and patients improved flexibility in how hemodialysis therapy is prescribed and delivered. Given its design, the System One is particularly well-suited for home hemodialysis and more frequent, or “daily,” dialysis, which clinical literature suggests provides patients better clinical outcomes and improved quality of life. The System One is specifically cleared by the United States Food and Drug Administration, or FDA, for home hemodialysis as well as hospital and clinic-based dialysis. We believe the largest market opportunity for our product is the home hemodialysis market for the treatment of ESRD.

ESRD, which affects approximately 453,000 people in the United States, is an irreversible, life-threatening loss of kidney function that is treated predominantly with dialysis. Dialysis is a kidney replacement therapy that removes toxins and excess fluids from the bloodstream and, unless the patient receives a kidney transplant, is required for the remainder of the patient’s life. Over 70% of ESRD patients in the United States rely on life-sustaining dialysis treatment. Hemodialysis, the most widely prescribed type of dialysis, typically consists of treatments in a dialysis clinic three times per week, with each session lasting three to five hours. Approximately 8% of U.S. ESRD dialysis patients receive some form of dialysis treatment at home, most of whom treat themselves with peritoneal dialysis, or PD, although surveys of physicians and healthcare professionals suggest that a larger proportion of patients could take responsibility for their own care. We believe there is an unmet need for a hemodialysis system that allows more frequent and easily administered therapy at home and have designed our portable system to address this and other kidney replacement therapy markets.

Measuring 15x15x18 inches, the System One is the smallest, commercially available hemodialysis system. It has a self-contained design and simple user interface making it easy to operate by a trained patient and his or her trained partner in any setting prescribed by the patient’s physician. Unlike traditional dialysis systems, the System One does not require any special disinfection or preparation between treatments, and its operation does not require specialized electrical or plumbing infrastructure or modifications to the home. Patients can bring the System One home, plug it into a conventional electrical outlet and operate it, thereby eliminating what can be expensive plumbing and electrical household modifications required by traditional dialysis systems. Given its compact size and lack of infrastructure requirements, the System One is truly portable, allowing patients freedom to travel. We believe these features provide patients and their physicians new treatment options for ESRD.

We market the System One to dialysis clinics for chronic hemodialysis treatment, providing clinics with improved access to the developing home hemodialysis market and the ability to expand their patient base by adding home-based patients without adding clinic infrastructure. The clinics in turn provide the System One to ESRD patients. For each month that a patient is treated with our System One, we typically bill the clinic for the rental of the machine and purchase of the related disposable cartridges and treatment fluids. Clinics receive reimbursement from Medicare, private insurance and patients for dialysis treatments. We commenced marketing the System One for chronic hemodialysis treatment in September 2004. As of May 15, 2006, 556 ESRD patients were using the System One at 104 different dialysis clinics. Substantially all of these patients are treated at home or are in training to treat themselves at home.

Medicare reimburses the same amount for home and in-center hemodialysis treatments, up to three treatments per week. Payment for more than three treatments per week is available with appropriate medical justification. The adoption of our System One for more frequent therapy for ESRD could be slowed if Medicare is reluctant or refuses to pay for these additional treatments.

We also market the System One in the critical care market to hospitals for treatment of acute kidney failure and for fluid overload associated with multiple diseases, including congestive heart failure. It is estimated that there are over 200,000 cases of acute kidney failure in the United States each year. The System One provides an effective, simple-to-operate alternative to dialysis systems currently used in the hospital to treat these acute conditions. We commenced marketing the System One to the critical care market in February 2003. As of May 15, 2006, 55 hospitals were using the System One to deliver acute kidney failure and fluid overload therapy.

Our Solution — The NxStage System One

Our primary product, the NxStage System One, is a small, portable, easy-to-use dialysis system which incorporates multiple proprietary technologies and design features. The System One includes the following components:

•	The NxStage Cycler. A compact, portable electromechanical device containing pumps, control mechanisms, safety sensors and remote data capture functionality.

•	The NxStage Cartridge. A single-use, disposable, integrated treatment cartridge that loads simply and easily into the cycler. The cartridge incorporates a proprietary volumetric fluid management system and includes a pre-attached dialyzer.

•	Premixed Dialysate. The System One uses high-purity premixed dialysate for hemodialysis applications. The volume of fluids used varies with treatment options and prescription, but typical weekly volumes are similar to the amount of dialysate used by a patient on PD. Currently, we supply our premixed dialysate in five liter bags. In March 2006, we received FDA clearance for the PureFlow SL module, a proprietary dialysate preparation product used with the System One, which allows for the automated preparation of dialysate fluid in the patient’s home using ordinary tap water and dialysate concentrate thereby eliminating the need for bagged fluids. We expect to make this product broadly available to our customers beginning in July 2006.

The System One presents a new dialysis treatment alternative for ESRD, acute kidney failure and fluid overload. Our system is designed to address the needs of patients, physicians and other healthcare providers by providing the following benefits:

•	Versatility. We have developed the System One so that the same system can be used in clinical or non-clinical settings, for either chronic or critical care.

•	Portability. The System One, which weighs approximately 75 pounds and measures 15x15x18 inches, is flexible enough to use in any environment prescribed by the physician, including the patient’s home, dialysis clinic, intensive care unit, or ICU, and cardiac care unit, or CCU. When therapy is prescribed in the home, we ship the necessary supplies directly to the patient. If the patient travels with the System One, we ship the necessary disposables to the patient’s destination.

•	Simplicity and convenience. The System One is designed for simple operation and convenience. It employs a drop-in cartridge and is operated by an icon-based touch pad that is simple and intuitive.

•	No unique infrastructure requirements. The System One can plug into any standard grounded outlet. The use of bagged fluids eliminates the need for a customized water source at the site of treatment, facilitating therapy in any setting, especially the ICU and patient travel destinations. Waste dialysate is discarded to any drain. The PureFlow SL module also can be plugged into any standard grounded outlet and can be hooked up to a sink or any other standard water line with a simple connection, and no other special infrastructure requirements are necessary.

•	Highly responsive customer support and service. We offer 24 hour per day, seven day per week customer support service through a team of experienced nurses and engineers. Due to the portability of the System One, we are able to offer an overnight equipment exchange program, avoiding the need for a large field service organization.

•	Designed for safety. With automatic loading and calibration of all safety systems and simple dialysate solution preparation, the System One is designed to minimize operator error, although such errors do still occur. The cartridge is preconnected to a filter to reduce connection errors. Our cycler includes redundant safety systems, which provide further protection to patients undergoing treatment.

•	High Fluid Purity. Our fluids, whether bagged or prepared by the PureFlow SL, meet United States Pharmacopeia, or USP, standards for fluid purity and exceed the Association for the Advancement of Medical Instrumentation, or AAMI, industry standards for dialysate purity. Recent studies have shown that the use of high purity dialysate, which exceeds AAMI standards, helps in the reduction of inflammatory disorders commonly experienced by ESRD patients.

For the ESRD market, the System One is designed to make home treatment and more frequent treatment easier and more practical. Although not performed using our product, clinical studies suggest that therapy administered five to six times per week, commonly referred to as daily therapy, better mimics the natural functioning of the human kidney and can lead to improved clinical outcomes, including reduction in hypertension, improved anemia status, reduced reliance on pharmaceuticals, improved nutritional status, reduced hospitalizations and overall improvement in quality of life. Other published literature also supports the clinical and quality of life benefits associated with home dialysis therapy.

For the critical care market, our System One is designed to offer clinicians an alternative that simplifies the delivery of acute kidney replacement therapy and makes longer or continuous critical care therapies easier to deliver. The ability of our system to perform hemofiltration, for which the System One is also FDA cleared, is advantageous, as many clinicians choose to prescribe this therapy for patients with acute kidney failure.

Our Strategy

Our goal is to become the leading provider of home hemodialysis systems, addressing the market opportunity for a hemodialysis treatment that allows freedom from the regimen of traditional in-center dialysis and enables patients to improve the quality of their life. In the critical care market, we intend to become a leading provider of dialysis systems addressing acute kidney failure and fluid overload.

To achieve these objectives, we are pursuing the following business strategies:

•	Promote high ESRD patient and physician awareness of the benefits of the System One. We are increasing our efforts to actively educate ESRD patients, nurses, technicians and physicians about the clinical and lifestyle benefits of home and more frequent hemodialysis and about the ease-of-use and portability of the System One. Primarily through cooperative marketing initiatives with our dialysis clinic customers, we are currently expanding our patient and physician education programs.

•	Drive adoption of the System One through a targeted sales and marketing program focused on selected dialysis clinics and hospitals in both the ESRD and critical care markets. We have expanded and intend to continue to expand our direct sales and marketing force to address our two markets. In the ESRD market, we target leading dialysis clinics with experience in home dialysis therapies. In the critical care market, we intend to continue to target leading institutions that we believe can benefit from the versatility of our system to address a number of critical care applications.

•	Leverage our existing technology and continue to innovate the System One. We will continue to invest in research and development to enhance our existing products. Our development team integrates skills across the range of technologies required to innovate dialysis systems, including: filters, tubing sets, mechanical systems, fluids, software and electronics.

•	Focus on developing operations in the United States. For the near and intermediate-term, we are focusing our efforts on the United States market. We believe there is a substantial opportunity outside the United States for the System One and plan, over the long term, to pursue international growth when we have developed the appropriate scale and infrastructure to expand into other geographic regions.

Risks

Our business is subject to a number of risks of which you should be aware before making an investment decision. For a discussion of factors you should consider before deciding to invest in our common stock, we refer you to the risks described below and to “Risk Factors.”

•	We expect to derive substantially all of our future revenues from the rental or sale of our System One and the sale of our related products for use with the System One.

•	We are in the second year of our commercial launch in the United States of the System One hemodialysis system to dialysis clinics for the treatment of ESRD, and our success will depend on our ability to achieve market acceptance of the System One.

•	We cannot accurately predict the size of the home hemodialysis market, and it may be smaller and slower to develop than we expect.

•	We will require significant capital to build our business, and our ability to become profitable and to generate positive cash flow is dependent upon maintaining adequate pricing, lowering costs of manufacturing and distributing our products efficiently.

•	In the ESRD market, our ability to set prices for our products is limited by existing Medicare reimbursement rates for dialysis treatment. In addition, the cost of manufacturing the System One and the related disposables currently exceeds the market price. We may not be able to achieve a profit margin sufficient to support our business. We cannot guarantee if and when we will become profitable, or that we will be able to maintain profitability. As of March 31, 2006, our accumulated deficit was $(93.3) million.

Company Information

We were incorporated on December 31, 1998, under the name QB Medical, Inc. In 1999, we changed our name to NxStage Medical, Inc. Our principal executive offices are located at 439 South Union Street, Lawrence, Massachusetts 01843, and our telephone number is (978) 687-4700. NxStage and the NxStage logo are registered trademarks of NxStage. Our website is located at www.nxstage.com. Information on our website is not part of this prospectus.

THE OFFERING

Common stock offered

By NxStage	5,500,000 shares

By the selling stockholders	113,371 shares

Total	5,613,371 shares

Common stock to be outstanding after this offering	26,684,287 shares

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $48.6 million assuming an offering price of $9.53 per share, based on the last reported sale price of our common stock on the Nasdaq National Market on June 7, 2006, after deducting estimated underwriting discounts and commissions and offering expenses payable by us ($56.0 million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds of this offering to fund continuing operations, including the expansion of sales and marketing programs and the hiring of additional personnel, to finance working capital needs, including investment in System One field equipment, and for general corporate purposes. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market symbol	NXTM

The number of shares of our common stock to be outstanding after the offering is based on 21,184,287 shares of common stock outstanding as of March 31, 2006. Unless otherwise indicated, the information contained in this prospectus, including the information above:

•	Excludes 2,723,005 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2006, with a weighted-average exercise price of $6.46 per share;

•	Excludes 169,736 shares of common stock issuable upon exercise of outstanding warrants as of March 31, 2006, with a weighted-average exercise price of $7.67 per share; and

•	Excludes 706,522 shares reserved as of March 31, 2006 for future stock option grants and purchases under our equity compensation plans. See “Management — Equity Benefit Plans.”

Except where we state otherwise, the information we present in this prospectus does not reflect the exercise of the underwriters’ overallotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated statements of operations data for our fiscal years 2003 through 2005 and for the three months ended March 31, 2005 and March 31, 2006, and our summary consolidated balance sheet data as of December 31, 2005 and March 31, 2006. The financial data for the fiscal years ended December 31, 2003, 2004 and 2005 have been derived from our consolidated financial statements, which appear elsewhere in this prospectus, and have been audited by Ernst & Young LLP, an independent registered public accounting firm, as indicated in their report. The financial data as of and for the three months ended March 31, 2005 and March 31, 2006, are derived from our unaudited consolidated financial statements, which in the opinion of management contain all adjustments necessary for a fair presentation of the consolidated financial data. Operating results for these periods are not necessarily indicative of the operating results for a full year. You should read this information in conjunction with our consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

				Three Months Ended
	Years Ended December 31,			March 31,
	2003	2004	2005	2005	2006
				(Unaudited)
	(In thousands, except share and per share amounts)

Consolidated Statements of Operations Data:
Revenues	$286	$1,885	$5,994	$1,034	$3,401
Cost of revenues	940	3,439	9,585	1,782	4,858

Gross profit (deficit)	(654)	(1,554)	(3,591)	(748)	(1,457)

Operating expenses:
Research and development	4,526	5,970	6,305	1,432	1,779
Selling and marketing	2,181	3,334	7,550	1,321	3,193
Distribution	33	495	2,059	309	1,289
General and administrative	2,868	3,604	4,855	1,025	1,975

Total operating expenses	9,608	13,403	20,769	4,087	8,236

Loss from operations	(10,262)	(14,957)	(24,360)	(4,835)	(9,693)
Interest income	146	130	643	72	595
Interest expense	(92)	(15)	(763)	(146)	(157)

Net loss	$(10,208)	$(14,842)	$(24,480)	$(4,909)	$(9,255)

Basic and diluted net loss per share	$(4.10)	$(5.81)	$(4.31)	$(1.91)	$(0.44)

Shares used in per share calculations	2,489,688	2,555,605	5,680,566	2,566,399	21,182,717

The summary consolidated balance sheet data as of March 31, 2006 is presented on an actual basis and as adjusted basis to reflect the sale of shares of common stock offered by us in this offering at an assumed offering price of $9.53 per share, based on the last reported sale price of our common stock on the Nasdaq National Market on June 7, 2006 after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	As of
	December 31,	As of March 31, 2006
	2005	Actual	As Adjusted
	(In thousands)

Consolidated Balance Sheet Data(1):
Cash, cash equivalents and short-term investments	$61,223	$49,728	$98,327
Working capital	62,100	50,059	98,658
Total assets	76,431	70,463	119,063
Long-term liabilities	2,106	1,690	1,690
Accumulated deficit	(84,011)	(93,266)	(93,266)
Total stockholders’ equity	67,354	58,645	107,244

(1)	This data does not reflect the impact of our $20.0 million equipment line of credit that we entered into in May 2006. Under the line of credit agreement, $8.0 million is currently available with an additional $2.0 million available through December 31, 2006 and a further $10.0 million available through December 31, 2007. The availability of the line of credit is subject to a number of covenants, including maintaining certain levels of liquidity, adding specified numbers of patients and operating within net loss parameters. We are also required to maintain operating and/or investment accounts with the lender in an amount at least equal to the outstanding debt obligation. Concurrent with the signing of the line of credit, we repaid outstanding debt and accrued interest of approximately $3.4 million. All borrowings are secured by substantially all of our assets.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus, including the consolidated financial statements and the related notes included at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to our Business

We expect to derive substantially all of our future revenues from the rental or sale of our System One and the sale of our related disposable products used with the System One.

Since our inception, we have devoted substantially all of our efforts to the development of the System One and the related products used with the System One. We commenced marketing the System One and the related disposable products to the critical care market in February 2003. We commenced marketing the System One for chronic hemodialysis treatment in September 2004. We expect that the rental or sale of the System One and the sale of related products will account for substantially all of our revenues for the foreseeable future. Most of our related products cannot be used with any other dialysis systems and, therefore, we will derive little or no revenues from related products unless we sell or otherwise place the System One. To the extent that the System One is not a successful product or is withdrawn from the market for any reason, we do not have other products in development that could replace revenues from the System One.

We cannot accurately predict the size of the home hemodialysis market, and it may be smaller or slower to develop than we expect.

Although home hemodialysis treatment options are available, adoption has been limited. The most widely adopted form of dialysis therapy used in a setting other than a dialysis clinic is peritoneal dialysis. Based on the most recently available data from the United States Renal Data System, or USRDS, the number of patients receiving peritoneal dialysis was approximately 26,000 in 2003, representing approximately 8% of all patients receiving dialysis treatment for ESRD in the United States. Very few ESRD patients receive hemodialysis treatment outside of the clinic setting; USRDS data indicates approximately 1,300 patients were receiving home-based hemodialysis in 2003. Because the adoption of home hemodialysis has been limited to date, the number of patients who desire to, and are capable of, administering their own hemodialysis treatment with a system such as the System One is unknown and there is limited data upon which to make estimates. Our long-term growth will depend on the number of patients who adopt home-based hemodialysis and how quickly they adopt it, and we do not know whether the number of home-based dialysis patients will be greater or fewer than the number of patients performing peritoneal dialysis or how many peritoneal dialysis patients will switch to home-based hemodialysis. We received our home use clearance for the System One from the FDA in June 2005 and we will need to devote significant resources to developing the market. We cannot be certain that this market will develop, how quickly it will develop or how large it will be.

We will require significant capital to build our business, and financing may not be available to us on reasonable terms, if at all.

We believe that the chronic care market is the largest market opportunity for our System One hemodialysis system. We typically bill the dialysis clinic for the rental of the equipment and the sale of the related disposable cartridges and treatment fluids. As a result, we expect that we will generate revenues and cash flow from the use of the System One over time rather than upfront from the sale of the System One equipment, and we will need significant amounts of working capital to manufacture System One equipment for rental to dialysis clinics.

We only recently began marketing our System One to dialysis clinics for the treatment of ESRD, and we have not achieved widespread market acceptance of our product. We may not be able to generate sufficient cash flow to meet our capital needs. If our existing resources are insufficient to satisfy our liquidity requirements, we may need to sell additional equity or debt securities. Any sale of additional equity or issuance of debt securities may result in additional dilution to our stockholders, and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain this additional financing, we may be required to delay, reduce the scope of, or eliminate one or more aspects of our business strategy, which could harm the growth of our business.

We have limited operating experience, a history of net losses and an accumulated deficit of $(93.3) million at March 31, 2006. We cannot guarantee if, when and the extent that we will become profitable, or that we will be able to maintain profitability once it is achieved.

Since inception, we have incurred losses every quarter and, at March 31, 2006, we had an accumulated deficit of approximately $(93.3) million. We expect to incur increasing operating expenses as we continue to grow our business. Additionally, in the chronic care market, the cost of manufacturing the System One and related disposables currently exceeds the market price. We cannot provide assurance that we will be able to lower the cost of manufacturing the System One and related disposables below the current chronic care market price, that we will achieve profitability, when we will become profitable, the sustainability of profitability should it occur, or the extent to which we will be profitable. Our ability to become profitable is dependent in part upon achieving a sufficient scale of operations, obtaining better purchasing terms and prices, achieving efficiencies in manufacturing overhead costs, implementing design and process improvements to lower our costs of manufacturing our products and achieving efficient distribution of our products.

Our new PureFlow SL module, which we plan to commercially launch in the chronic care market beginning in July 2006, is an important part of our cost reduction plans. Any delay in our plans to launch the PureFlow SL module, or any failure to gain rapid market acceptance of the PureFlow SL module, including converting our base of patients currently using bagged fluid, could adversely affect our ability to achieve profitability.

We only recently began marketing our System One hemodialysis system to dialysis clinics for the treatment of ESRD, and our success will depend on our ability to achieve market acceptance of our System One.

We only recently began marketing our System One for the treatment of ESRD. Our products have limited product and brand recognition and have only been used at a limited number of dialysis clinics and hospitals. In the chronic care market, we will have to convince four distinct constituencies involved in the choice of dialysis therapy, namely operators of dialysis clinics, nephrologists, dialysis nurses and patients, that our system provides an effective alternative to other existing dialysis equipment. Each of these constituencies will use different considerations in reaching their decision. Lack of acceptance by any of these constituencies will make it difficult for us to grow our business. We may have difficulty gaining widespread or rapid acceptance of the System One for a number of reasons including:

•	the failure by us to demonstrate to patients, operators of dialysis clinics, nephrologists, dialysis nurses and others that our product is equivalent or superior to existing therapy options or, that the cost or risk associated with use of our product is not greater than available alternatives;

•	competition from products sold by companies with longer operating histories and greater financial resources, more recognizable brand names and better established distribution networks and relationships with dialysis clinics;

•	the ownership and operation of some dialysis providers by companies that also manufacture and sell competitive dialysis products;

•	the introduction of competing products or treatments that may be more effective, safer, easier to use or less expensive than ours;

•	the number of patients willing and able to perform therapy independently, outside of a traditional dialysis clinic, may be smaller than we estimate; and

•	the continued availability of satisfactory reimbursement from healthcare payors, including Medicare.

Current Medicare reimbursement rates limit the price at which we can market the System One, and adverse changes to reimbursement could affect the adoption of the System One.

Our ability to attain profitability will be driven in part by our ability to set or maintain adequate pricing for our System One. As a result of legislation passed by the U.S. Congress more than 30 years ago, Medicare provides comprehensive and well-established reimbursement in the United States for ESRD. With over 80% of U.S. ESRD patients covered by Medicare, the reimbursement rate is an important factor in a potential customer’s decision to use the System One and limits the fee for which we can rent the System One and sell the related disposable cartridges and treatment fluids. Current CMS rules limit the number of hemodialysis treatments paid for by Medicare to three times a week, unless there is medical justification for additional treatments. Most patients using the System One in the home treat themselves, with the help of a partner, up to six times per week. To the extent that Medicare contractors elect not to pay for the additional treatments, adoption of the System One may be slowed. Changes in Medicare reimbursement rates could negatively affect demand for our products and the prices we charge for them.

As we continue to commercialize the System One and related products, we may have difficulty managing our growth and expanding our operations successfully.

As the commercial launch of the System One continues, we will need to expand our regulatory, manufacturing, sales and marketing and on-going development capabilities or contract with other organizations to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various partners, suppliers, manufacturers and other organizations. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls and reporting systems and procedures. Such growth could place a strain on our administrative and operational infrastructure. We may not be able to make improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

We compete against other dialysis equipment manufacturers with much greater financial resources and better established products and customer relationships, which may make it difficult for us to penetrate the market and achieve significant sales of our products.

Our System One competes directly against equipment produced by Fresenius Medical Care AG, Baxter Healthcare Corporation, Gambro AB, and others, each of which markets one or more FDA-cleared medical devices for the treatment of acute or chronic kidney failure. Each of these competitors offers products that have been in use for a longer time than our products and are more widely recognized by physicians, patients and providers. In addition, Aksys, Ltd. sells a hemodialysis machine, which is also specifically cleared by the FDA for home use. Most of our competitors have significantly more financial and human resources, more established sales, service and customer support infrastructures and spend more on product development and marketing than we do. Many of our competitors also have established relationships with the providers of dialysis therapy and, in the case of Fresenius, own and operate a chain of dialysis clinics. Most of these companies manufacture additional complementary products enabling them to offer a bundle of products and have established sales forces and distribution channels that may afford them a significant competitive advantage.

The market for our products is competitive, subject to change and affected by new product introductions and other market activities of industry participants, including increased consolidation of ownership of clinics by large dialysis chains. If we are successful, our competitors are likely to develop products that offer features and functionality similar to our System One. Improvements in existing competitive products or the introduction of new competitive products may make it more difficult for us to compete for sales, particularly if those competitive products demonstrate better safety, convenience or effectiveness or are offered at lower prices than our System One. Our ability to successfully market our products could also be adversely affected by pharmacological and technological advances in preventing the progression of ESRD and/or in the treatment of acute kidney failure or fluid overload. If we are unable to compete effectively against existing and future competitors and existing and future alternative treatments and pharmacological and technological advances, it will be difficult for us to penetrate the market and achieve significant sales of our products.

The two largest dialysis clinic chains in the United States are affiliated with, or have contractual arrangements with, other dialysis equipment manufacturers, which may present a barrier to adoption of the System One at these chains.

Fresenius and DaVita own and operate the two largest chains of dialysis clinics in the United States. Fresenius controls approximately 33% of the U.S. dialysis clinics, after the completion of its acquisition of Renal Care Group and assuming the completion of the recently announced sale of 100 clinics to National Renal Institutes. Fresenius is also the largest worldwide manufacturer of dialysis systems. DaVita controls approximately 27% of the U.S. dialysis clinics, and has entered into a preferred supplier agreement with Gambro pursuant to which Gambro will provide a significant majority of DaVita’s dialysis equipment and supplies for a period of at least 10 years. Each of Fresenius and DaVita may choose to offer to patients in their dialysis clinics only the dialysis equipment manufactured by them or their affiliates, to offer the equipment they contractually agreed to offer or to otherwise limit access to the equipment manufactured by competitors. We are presently renting the System One to several DaVita dialysis clinics under a two-year contract with DaVita that expires on March 16, 2007. Revenues from DaVita clinics represented 13% of our revenues during the three months ended March 31, 2006. We cannot be sure that DaVita will continue to rent the System One from us or that any future decision by DaVita to stop or limit the use of the System One would not adversely affect our business.

If kidney transplantation becomes a viable treatment option for more patients with ESRD, the market for our System One may be limited.

While kidney transplantation is the treatment of choice for most ESRD patients, it is not currently a viable treatment for most patients due to the limited number of donor kidneys, the high incidence of kidney transplant rejection and the higher surgical risk associated with older ESRD patients. According to the most recent USRDS data, in 2003 approximately 16,000 patients received kidney transplants in the United States. The development of new medications designed to reduce the incidence of kidney transplant rejection, progress in using kidneys harvested from genetically engineered animals as a source of transplants or any other advances in kidney transplantation could limit the market for our System One.

If we are unable to convince hospitals and healthcare providers of the benefits of our products for the treatment of acute kidney failure and fluid overload, we may not be successful in penetrating the critical care market.

We sell the System One for use in the treatment of acute kidney failure and fluid overload associated with, among other conditions, congestive heart failure. Physicians currently treat most acute kidney failure patients using conventional hemodialysis systems or dialysis systems designed specifically for use in the ICU. We will need to convince hospitals and healthcare providers that using the System One is as effective as using conventional hemodialysis systems or ICU specific dialysis systems for treating acute kidney failure and that it provides advantages over conventional systems or other ICU specific systems because of its significantly smaller size and ease of operation.

Fluid overload resulting from congestive heart failure is most often treated with a variety of drugs rather than with ultrafiltration because ultrafiltration is a less well-known, less studied treatment option and as a result, there is a lack of clinical evidence to support its effectiveness. Because the System One would be used to deliver ultrafiltration, we will need to convince hospitals, healthcare providers and third-party payors that ultrafiltration using the System One is as effective and cost-efficient as existing treatments for fluid overload resulting from congestive heart failure.

We are subject to the risk of costly and damaging product liability claims and may not be able to maintain sufficient product liability insurance to cover claims against us.

If our System One is found to have caused or contributed to injuries or deaths, we could be held liable for substantial damages. Claims of this nature may also adversely affect our reputation, which could damage our position in the market. As is the case with a number of other medical device companies, it is likely that product liability claims will be brought against us. Since their introduction into the market, our products have been subject to two voluntary recalls and one voluntary product withdrawal. Our first voluntary recall occurred in February 2001 in Canada and related to a software glitch that we detected in our predecessor system, which could have increased the likelihood of a clotted filter during treatment. There were no patient injuries associated with this recall, and the software glitch was remedied with a subsequent software release. The second voluntary recall occurred in April 2004 in the United States relating to pinhole-sized dialysate leaks in our cartridge. The leaks were readily observable and required a cartridge replacement to continue treatment. There were no patient injuries associated with this recall; we subsequently switched suppliers and instituted additional testing requirements to minimize the chance for pinhole-sized leaks in our cartridges. The voluntary market withdrawal occurred in the United States in May 2002 when we suspended sales of our predecessor system while we addressed issues involving limited instances of contaminated hemofiltration fluids compounded by a pharmacy and supplied by a third-party. Six patients exposed to contaminated fluids reported fevers and/or chills, with no lasting clinical effect. We subsequently modified our cartridge to allow for an additional filter to remove contaminants from fluids used with our product. Our products may be subject to further recalls or withdrawals, which could increase the likelihood of product liability claims. We have also received several reports of operator error from both patients in the home hemodialysis setting and nurses in the critical care setting. We have sought to address many potential sources of operator error with product design changes to simplify the operator process. In addition, we have made improvements in our training materials and product labeling. However, instances of operator error cannot be eliminated and could also increase the likelihood of product liability claims.

Although we maintain insurance, including product liability insurance, we cannot provide assurance that any claim that may be brought against us will not result in court judgments or settlements in amounts that are in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance.

Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure additional insurance coverage in the future. A product liability claim, whether meritorious or not, could be time consuming, distracting and expensive to defend and could result in a diversion of management and financial resources away from our primary business, in which case our business may suffer.

We have had limited sales, marketing, customer service and distribution experience. We need to expand our sales and marketing, customer service and distribution infrastructures to be successful in penetrating the dialysis market.

We currently market and sell the System One through our own sales force, and we have had limited experience in sales, marketing and distribution of dialysis products. As of March 31, 2006, we had 73 employees in our sales, marketing and distribution organization, including 25 direct sales representatives. We plan to expand our sales, marketing, customer service and distribution infrastructures. We cannot provide assurance that we will be able to attract experienced personnel to our early-stage company and build an adequate sales and marketing, customer service and distribution staff or that the cost will not be prohibitive.

We face risks associated with having international manufacturing operations, and if we are unable to manage these risks effectively, our business could suffer.

In addition to our operations in Lawrence, Massachusetts, we operate a manufacturing facility in Rosdorf, Germany and we purchase components and supplies from foreign vendors. We are subject to a number of risks and challenges that specifically relate to these international operations, and we may not be successful if we are unable to meet and overcome these challenges. These risks include fluctuations in foreign currency exchange rates that may increase the U.S. dollar cost of the disposables we purchase from foreign third-party suppliers, costs associated with sourcing and shipping goods internationally, difficulty managing operations in multiple locations and local regulations that may restrict or impair our ability to conduct our operations.

Risks Related to the Regulatory Environment

We are subject to significant regulation, primarily by the FDA. We cannot market or commercially distribute our products without obtaining and maintaining necessary regulatory clearances or approvals.

Our System One and related products, including the disposables required for its use, are all medical devices subject to extensive regulation in the United States, and in foreign markets we may wish to enter. To market a medical device in the United States, approval or clearance by the FDA is required, either through the pre-market approval process or the 510(k) clearance process. We have obtained the FDA clearances necessary to sell our current products under the 510(k) clearance process. Medical devices may only be promoted and sold for the indications for which they are approved or cleared. In addition, even if the FDA has approved or cleared a product, it can take action affecting such product approvals or clearances if serious safety or other problems develop in the marketplace. We may be required to obtain 510(k) clearances or pre-market approvals for additional products, product modifications, or for new indications for the System One. We cannot provide assurance that such clearances or approvals would be forthcoming, or, if forthcoming, what the timing and expense of obtaining such clearances or approvals might be. Delays in obtaining clearances or approvals could adversely affect our ability to introduce new products or modifications to our existing products in a timely manner, which would delay or prevent commercial sales of our products.

Modifications to our marketed devices may require new regulatory clearances or pre-market approvals, or may require us to cease marketing or recall the modified devices until clearances or approvals are obtained.

Any modifications to a 510(k) cleared device that could significantly affect its safety or effectiveness, or would constitute a major change in its intended use, requires the submission of another 510(k) pre-market notification to address the change. Although in the first instance we may determine that a change does not rise to a level of significance that would require us to make a pre-market notification submission, the FDA may disagree with us and can require us to submit a 510(k) for a significant change in the labeling, technology, performance specifications or materials or major change or modification in intended use, despite a documented rationale for not submitting a pre-market notification. We have modified various aspects of the System One and have filed and received clearance from the FDA with respect to some of the changes in the design of our products. If the FDA requires us to submit a 510(k) for any modification to a previously cleared device, or in the future a device that has received 510(k) clearance, we may be required to cease marketing the device, recall it, and not resume marketing until we obtain clearance from the FDA for the modified version of the device. Also, we may be subject to regulatory fines, penalties and/or other sanctions authorized by the Federal Food, Drug, and Cosmetic Act. In the future, we intend to introduce new products and enhancements and improvements to existing products. We cannot provide assurance that the FDA will clear any new product or product changes for marketing or what the timing of such clearances might be. In addition, new products or significantly modified marketed products could be found to be not substantially equivalent and classified as products requiring the FDA’s approval of a pre-market approval application, or PMA, before commercial distribution would be permissible. PMAs usually require substantially more data than 510(k) submissions and their review and approval or denial typically takes significantly longer than a 510(k) decision of substantial equivalence. Also, PMA products require approval supplements for any change that affects safety and effectiveness before the modified device may be marketed. Delays in our receipt of regulatory clearance or approval will cause delays in our ability to sell our products, which will have a negative effect on our revenues growth.

Even if we obtain the necessary FDA clearances or approvals, if we or our suppliers fail to comply with ongoing regulatory requirements our products could be subject to restrictions or withdrawal from the market.

We are subject to the Medical Device Reporting, or MDR, regulations that require us to report to the FDA if our products may have caused or contributed to patient death or serious injury, or if our device malfunctions and a recurrence of the malfunction would likely result in a death or serious injury. We must also file reports of device corrections and removals and adhere to the FDA’s rules on labeling and promotion. Our failure to comply with these or other applicable regulatory requirements could result in enforcement action by the FDA, which may include any of the following:

•	untitled letters, warning letters, fines, injunctions and civil penalties;

•	administrative detention, which is the detention by the FDA of medical devices believed to be adulterated or misbranded;

•	customer notification, or orders for repair, replacement or refund;

•	voluntary or mandatory recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusal to review pre-market notification or pre-market approval submissions;

•	rescission of a substantial equivalence order or suspension or withdrawal of a pre-market approval; and

•	criminal prosecution.

Our products are subject to market withdrawals or product recalls after receiving FDA clearance or approval, and market withdrawals and product recalls could cause the price of our stock to decline and expose us to product liability or other claims or could otherwise harm our reputation and financial results.

Complex medical devices, such as the System One, can experience performance problems in the field that require review and possible corrective action by us or the product manufacturer. We cannot provide assurance that component failures, manufacturing errors, design defects and/or labeling inadequacies, which could result in an unsafe condition or injury to the operator or the patient will not occur. These could lead to a government mandated or voluntary recall by us. The FDA has the authority to require the recall of our products in the event a product presents a reasonable probability that it would cause serious adverse health consequences or death. Similar regulatory agencies in other countries have similar authority to recall devices because of material deficiencies or defects in design or manufacture that could endanger health. We believe that the FDA would request that we initiate a voluntary recall if a product was defective or presented a risk of injury or gross deception. Any recall would divert management attention and financial resources, could cause the price of our stock to decline and expose us to product liability or other claims and harm our reputation with customers. A recall involving the System One could be particularly harmful to our business and financial results, because the System One is our only product.

If we or our contract manufacturers fail to comply with FDA’s Quality System regulations, our manufacturing operations could be interrupted, and our product sales and operating results could suffer.

Our finished goods manufacturing processes, and those of some of our contract manufacturers, are required to comply with the FDA’s Quality System regulations, or QSRs, which cover the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. The FDA enforces its QSRs through periodic unannounced inspections of manufacturing facilities. We and our contract manufacturers have been, and anticipate in the future being, subject to such inspections. Our U.S. manufacturing facility has previously had three FDA QSR inspections. The first resulted in one observation, which was rectified during the inspection and required no further response from us. Our last two inspections, including our most recent inspection in March 2006, resulted in no observations. We cannot provide assurance that any future inspections would have the same result. If one of our manufacturing facilities or those of any of our contract manufacturers fails to take satisfactory corrective action in response to an adverse QSR inspection, FDA could take enforcement action, including issuing a public warning letter, shutting down our manufacturing operations, embargoing the import of components from outside of the United States, recalling our products, refusing to approve new marketing applications, instituting legal proceedings to detain or seize products or imposing civil or criminal penalties or other sanctions, any of which could cause our business and operating results to suffer.

Changes in reimbursement for treatment for ESRD could affect the adoption of our System One and the level of our future product revenues.

In the United States, all patients who suffer from ESRD, regardless of age, are eligible for coverage under Medicare, after a requisite coordination period if other insurance is available. As a result, more than 80% of patients with ESRD are covered by Medicare. Although we rent and sell our products to hospitals, dialysis centers and other healthcare providers and not directly to patients, the reimbursement rate for ESRD treatments is an important factor in a potential customer’s decision to purchase the System One. The dialysis centers that purchase our product rely on adequate third-party payor coverage and reimbursement to maintain their ESRD facilities. There is some regional variation in the composite rate for dialysis services, but the national average rate is currently approximately $149 per treatment for independent clinics and $154 per treatment for hospital-based dialysis facilities, which is intended to cover most items and services related to the treatment of ESRD, but does not include payment for physician services or separately billable laboratory services or drugs. Changes in Medicare reimbursement rates could negatively affect demand for our products and the prices we charge for them.

Most ESRD patients who use our product for dialysis therapy in the home treat themselves six times per week. CMS rules, however, limit the number of hemodialysis treatments paid for by Medicare to three a week, unless there is medical justification for the additional treatments. The determination of medical justification must be made at the local Medicare contractor level on a case-by-case basis. If daily therapy is prescribed, a clinic’s decision as to how much it is willing to spend on dialysis equipment and services will be at least partly dependent on whether Medicare will reimburse more than three treatments per week for the clinic’s patients.

Unlike Medicare reimbursement for ESRD, Medicare only reimburses healthcare providers for acute kidney failure and fluid overload treatment if the patient is otherwise eligible for Medicare, based on age or disability. Medicare and many other third party payors and private insurers reimburse these treatments provided to hospital inpatients under a traditional diagnosis related group system. Under this system, reimbursement is determined based on a patient’s primary diagnosis and is intended to cover all costs of treating the patient. The presence of acute kidney failure or fluid overload increases the severity of the primary diagnosis and, accordingly, may increase the amount reimbursed. For care of these patients to be cost-effective, hospitals must manage the longer hospitalization stays and significantly more nursing time typically necessary for patients with acute kidney failure and fluid overload. If we are unable to convince hospitals that our System One provides a cost-effective treatment alternative under this diagnosis related group reimbursement system, they may not purchase our product.

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

In both the United States and foreign countries, there have been legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. The federal government and some states have enacted healthcare reform legislation, and further federal and state proposals are likely. We cannot predict the exact form this legislation may take, the probability of passage, and the ultimate effect on us. Our business could be adversely affected by future healthcare reforms or changes in Medicare.

Failure to obtain regulatory approval in foreign jurisdictions would prevent us from marketing our products outside the United States.

Although we have not initiated any marketing efforts in jurisdictions outside of the United States and Canada, we intend in the future to market our products in other markets. In order to market our products in the European Union or other foreign jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies from country to country and can involve additional testing. The time required to obtain approval abroad may be longer than the time required to obtain FDA clearance. The foreign regulatory approval process includes many of the risks associated with obtaining FDA clearance and we may not obtain foreign regulatory approvals on a timely basis, if at all. FDA clearance does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market outside the United States, which could negatively affect our overall market penetration.

We currently have obligations under our contracts with dialysis clinics to protect the privacy of patient health information.

In the course of performing our business we obtain, from time to time, confidential patient health information. For example, we learn patient names and addresses when we ship our System One supplies to home hemodialysis patients. We may learn patient names and be exposed to confidential patient health information when we provide training on System One operations to our customer’s staff. Our home hemodialysis patients may also call our customer service representatives directly and, during the call, disclose confidential patient health information. U.S. Federal and state laws protect the confidentiality of certain patient health information, in particular individually identifiable information, and restrict the use and disclosure of that information. At the federal level, the Department of Health and Human Services promulgated health information and privacy and security rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. At this time, we are not a HIPAA covered entity and consequently are not directly subject to HIPAA. However, we have entered into several business associate agreements with covered entities that contain commitments to protect the privacy and security of patients’ health information and, in some instances, require that we indemnify the covered entity for any claim, liability, damage, cost or expense arising out of or in connection with a breach of the agreement by NxStage. If we were to violate one of these agreements, we could lose customers and be exposed to liability and/or our reputation and business could be harmed. In addition, conduct by a person that is not a covered entity could potentially be prosecuted under aiding and abetting or conspiracy laws if there is an improper disclosure or misuse of patient information.

Many state laws apply to the use and disclosure of health information, which could affect the manner in which we conduct our business. Such laws are not necessarily preempted by HIPAA, in particular those laws that afford greater protection to the individual than does HIPAA. Such state laws typically have their own penalty provisions, which could be applied in the event of an unlawful action affecting health information.

We are subject to federal and state laws prohibiting “kickbacks” and false and fraudulent claims which, if violated, could subject us to substantial penalties. Additionally, any challenges to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

The Medicare/ Medicaid anti-kickback laws, and several similar state laws, prohibit payments that are intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws affect our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers or users of medical devices. In particular, these laws influence, among other things, how we structure our sales and rental offerings, including discount practices, customer support, education and training programs and physician consulting and other service arrangements. Although we seek to structure such arrangements in compliance with applicable requirements, these laws are broadly written, and it is often difficult to determine precisely how these laws will be applied in specific circumstances. If one of our sales representatives were to offer an inappropriate inducement to purchase our System One to a customer, we could be subject to a claim under the Medicare/ Medicaid anti-kickback laws.

Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payments from Medicare, Medicaid or other third-party payors that are false or fraudulent, or for items or services that were not provided as claimed. Although we do not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by providing inaccurate billing or coding information to customers, or through certain other activities. In providing billing and coding information to customers, we make every effort to ensure that the billing and coding information furnished is accurate and that treating physicians understand that they are responsible for all billing and prescribing decisions, including the decision as to whether to order dialysis services more frequently than three times per week. Nevertheless, we cannot provide assurance that the government will regard any billing errors that may be made as inadvertent or that the government will not examine our role in providing information to our customers concerning the benefits of daily therapy. Anti-kickback and false claims laws prescribe civil, criminal and administrative penalties for noncompliance, which can be substantial. Moreover, an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to, and thus could harm our business and results of operations.

Foreign governments tend to impose strict price controls, which may adversely affect our future profitability.

Although we have not initiated any marketing efforts in jurisdictions outside of the United States and Canada, we intend in the future to market our products in other markets. In some foreign countries, particularly in the European Union, the pricing of medical devices is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to supply data that compares the cost-effectiveness of the System One to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, it may not be profitable to sell our products outside of the United States, which would negatively affect the long-term growth of our business.

Our business activities involve the use of hazardous materials, which require compliance with environmental and occupational safety laws regulating the use of such materials. If we violate these laws, we could be subject to significant fines, liabilities or other adverse consequences.

Our research and development programs as well as our manufacturing operations involve the controlled use of hazardous materials. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. Although we believe that our safety procedures for handling and disposing of these materials comply in all material respects with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or failure to comply with environmental laws, we could be held liable for resulting damages, and any such liability could exceed our insurance coverage.

Risks Related to Operations

We depend on the services of our senior executives and certain key engineering, scientific, clinical and marketing personnel, the loss of whom could negatively affect our business.

Our success depends upon the skills, experience and efforts of our senior executives and other key personnel, including our chief executive officer, certain members of our engineering staff, our marketing executives and managers and our clinical educators. Much of our corporate expertise is concentrated in relatively few employees, the loss of which for any reason could negatively affect our business. Competition for our highly skilled employees is intense and we cannot prevent the resignation of any employee. On May 16, 2006, we announced that David Gill, our Chief Financial Officer, plans to resign as an officer and employee of NxStage at the end of July 2006. Although we have initiated a search, we do not know how long it will take to recruit successfully a new Chief Financial Officer. We have agreements with all of our executive officers that contain non-competition provisions that may prevent a former employee of ours from working for a competitor for a period of time; however, these clauses may not be enforceable, or enforceable only in part, or the company may choose not to seek enforcement. We do not maintain “key man” life insurance on any of our senior executives, other than our chief executive officer.

We obtain some of the components, subassemblies and completed products included in the System One from a single source or a limited group of manufacturers or suppliers, and the partial or complete loss of one of these manufacturers or suppliers could cause significant production delays, an inability to meet customer demand and a substantial loss in revenues.

We depend on single source suppliers for some of the components and subassemblies we use in the System One. KMC Systems, Inc. is our only contract manufacturer of the System One cycler; B. Braun Medizintechnologie GmbH is our only supplier of bicarbonate-based dialysate used with the System One; Membrana GmbH is our only supplier of the fiber used in our filters; PISA is a primary supplier of lactate-based dialysate and Medisystems Corporation is our primary supplier of our disposable cartridge and several cartridge components. We also obtain certain other components included in the System One from other single source suppliers or a limited group of suppliers. Medisystems is a related party to NxStage. David Utterberg, the chief executive officer and sole stockholder of Medisystems, is a member of our board of directors and as of March 31, 2006, held approximately 9.4% of our common stock. Our dependence on single source suppliers of components, subassemblies and finished goods exposes us to several risks, including disruptions in supply, price increases, late deliveries, or an inability to meet customer demand. This could lead to customer dissatisfaction or damage to our reputation or cause customers to switch to competitive products. Any interruption in supply could be particularly damaging to our customers using the System One to treat chronic ESRD and who need weekly access to the System One and related disposables.

Finding alternative sources for these components and subassemblies would be difficult in many cases and may entail a significant amount of time and disruption. In some cases, we would need to change the components or subassemblies if we sourced them from an alternative supplier. This, in turn, could require a redesign of our System One and, potentially, further FDA clearance or approval of any modification, thereby causing further costs and delays.

We do not have long-term supply contracts with many of our third-party suppliers.

We purchase components and subassemblies from third-party suppliers, including some of our single source suppliers, through purchase orders and do not have long-term supply contracts with many of these third-party suppliers. Many of our third-party suppliers, therefore, are not obligated to perform services or supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. We do not maintain large volumes of inventory from most of these suppliers. If we inaccurately forecast demand for components or subassemblies, our ability to manufacture and commercialize the System One could be delayed and our competitive position and reputation could be harmed. In addition, if we fail to effectively manage our relationships with these suppliers, we may be required to change suppliers which would be time consuming and disruptive.

Risks Related to Intellectual Property

If we are unable to protect our intellectual property and prevent its use by third parties, we will lose a significant competitive advantage.

We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws to protect our proprietary technology and prevent others from duplicating our products. However, these means may afford only limited protection and may not:

•	prevent our competitors from duplicating our products;

•	prevent our competitors from gaining access to our proprietary information and technology; or

•	permit us to gain or maintain a competitive advantage.

Any of our patents may be challenged, invalidated, circumvented or rendered unenforceable. We cannot provide assurance that we will be successful should one or more of our patents be challenged for any reason. If our patent claims are rendered invalid or unenforceable, or narrowed in scope, the patent coverage afforded our products could be impaired, which could make our products less competitive.

As of March 31, 2006, we had 51 pending patent applications, including foreign, international and U.S. applications, and 21 U.S. and international issued patents. We cannot specify which of these patents individually or as a group will permit us to gain or maintain a competitive advantage. We cannot provide assurance that any pending or future patent applications we hold will result in an issued patent or that if patents are issued to us, that such patents will provide meaningful protection against competitors or against competitive technologies. The issuance of a patent is not conclusive as to its validity or enforceability. The United States federal courts or equivalent national courts or patent offices elsewhere may invalidate our patents or find them unenforceable. Competitors may also be able to design around our patents. Our patents and patent applications cover particular aspects of our products. Other parties may develop and obtain patent protection for more effective technologies, designs or methods for treating kidney failure. If these developments were to occur, it would likely have an adverse effect on our sales.

The laws of foreign countries may not protect our intellectual property rights effectively or to the same extent as the laws of the United States. If our intellectual property rights are not adequately protected, we may not be able to commercialize our technologies, products or services and our competitors could commercialize similar technologies, which could result in a decrease in our revenues and market share.

Our products could infringe the intellectual property rights of others, which may lead to litigation that could itself be costly, could result in the payment of substantial damages or royalties, and/or prevent us from using technology that is essential to our products.

The medical device industry in general has been characterized by extensive litigation and administrative proceedings regarding patent infringement and intellectual property rights. Products to provide kidney replacement therapy have been available in the market for more than 30 years and our competitors hold a significant number of patents relating to kidney replacement devices, therapies, products and supplies. Although no third party has threatened or alleged that our products or methods infringe their patents or other intellectual property rights, we cannot provide assurance that our products or methods do not infringe the patents or other intellectual property rights of third parties. If our business is successful, the possibility may increase that others will assert infringement claims against us.

Infringement and other intellectual property claims and proceedings brought against us, whether successful or not, could result in substantial costs and harm to our reputation. Such claims and proceedings can also distract and divert management and key personnel from other tasks important to the success of the business. In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease selling or using any of our products that incorporate the asserted intellectual property, which would adversely affect our revenues;

•	pay substantial damages for past use of the asserted intellectual property;

•	obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all and which could reduce profitability; and

•	redesign or rename, in the case of trademark claims, our products to avoid infringing the intellectual property rights of third parties, which may not be possible and could be costly and time-consuming if it is possible to do so.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology and processes, we also rely in part on confidentiality agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers, advisors and others. These agreements may not effectively prevent disclosure of confidential information and trade secrets and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover or reverse engineer trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party.

Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of other companies.

Many of our employees were previously employed at other medical device companies focused on the development of dialysis products, including our competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in defending against these claims, litigation could result in substantial costs, damage to our reputation and be a distraction to management.

Risks Related to our Common Stock and this Offering

Our stock price is likely to be volatile, and the market price of our common stock may drop.

The market price of our common stock could be subject to significant fluctuations. Market prices for securities of early stage companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the price you paid for the stock. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	timing of market acceptance of our products;

•	timing of achieving profitability and positive cash flow from operations;

•	changes in estimates of our financial results or recommendations by securities analysts or the failure to meet or exceed securities analysts’ expectations;

•	actual or anticipated variations in our quarterly operating results;

•	reports by officials or health or medical authorities, the general media or the FDA regarding the potential benefits of the System One or of similar dialysis products distributed by other companies or of daily or home dialysis;

•	announcements by the FDA of non-clearance or non-approval of our products, or delays in the FDA or other foreign regulatory agency review process;

•	product recalls;

•	regulatory developments in the United States and foreign countries;

•	changes in third-party healthcare reimbursements, particularly a decline in the level of Medicare reimbursement for dialysis treatments;

•	litigation involving our company or our general industry or both;

•	announcements of technical innovations or new products by us or our competitors;

•	developments or disputes concerning our patents or other proprietary rights;

•	our ability to manufacture and supply our products to commercial standards;

•	significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	departures of key personnel; and

•	investors’ general perception of our company, our products, the economy and general market conditions.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

Anti-takeover provisions in our restated certificate of incorporation and amended and restated bylaws and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our restated certificate of incorporation and our amended and restated bylaws may delay or prevent an acquisition of us. In addition, these provisions may frustrate or prevent attempts by our stockholders to replace or remove members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

•	a prohibition on actions by our stockholders by written consent;

•	the ability of our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors;

•	advance notice requirements for nominations of directors or stockholder proposals; and

•	the requirement that board vacancies be filled by a majority of our directors then in office.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the offer may be considered beneficial by some stockholders.

If there are substantial sales of our common stock in the market by our existing stockholders, our stock price could decline.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. We have 21,184,287 shares of common stock outstanding as of March 31, 2006. Shares held by our affiliates may only be sold in compliance with the volume limitations of Rule 144. These volume limitations restrict the number of shares that may be sold by an affiliate in any three-month period to the greater of 1% of the number of shares then outstanding, which approximates 211,843 shares, or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. In connection with this offering, officers, directors and stockholders holding an aggregate of approximately 14,800,000 shares of our common stock and rights to acquire an additional 1,900,000 shares have agreed, with exceptions, not to sell or transfer any common stock until 90 days after the date of this prospectus. Upon expiration or termination of these lock-up agreements, all of these shares of common stock will be freely tradeable, subject in some cases to the volume limitations and other applicable conditions of Rule 144.

Subject to certain conditions, holders of an aggregate of approximately 13,432,652 shares of common stock have rights with respect to the registration of these shares of common stock with the Securities and Exchange Commission, or SEC. If we register their shares of common stock following the expiration of the lock-up agreements, they can sell those shares in the public market.

As of March 31, 2006, 3,429,527 shares of common stock are authorized for issuance under our stock incentive plan, employee stock purchase plan and outstanding stock options. As of March 31, 2006, 2,723,005 shares were subject to outstanding options, of which 1,797,193 were exercisable and which can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144.

Our costs have increased significantly as a result of operating as a public company, and our management is required to devote substantial time to comply with public company regulations.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and the Nasdaq National Market, have imposed various new requirements on public companies, including changes in corporate governance practices. Our management and other personnel now need to devote a substantial amount of time to these new requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, commencing in fiscal 2006, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the Nasdaq National Market, SEC or other regulatory authorities.

We do not anticipate paying cash dividends, and accordingly stockholders must rely on stock appreciation for any return on their investment in us.

We anticipate that we will retain our earnings for future growth and therefore do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of our common stock will provide a return to investors. Investors seeking cash dividends should not invest in our common stock.

Management will have broad discretion in the use of the net proceeds from this offering and may not use them effectively or in a manner that differs from the uses described in the prospectus.

Although we intend to use the net proceeds of this offering to, among other things, finance working capital needs, including investment in System One field equipment and in sales and marketing programs, expand our manufacturing capabilities and fund continuing operations, we cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. We will have broad discretion in the application of the net proceeds, including for any of the purposes described in the “Use of Proceeds” section of this prospectus. However, our plans may change and we could use the net proceeds in ways with which stockholders do not agree, or for corporate purposes that may not result in a significant or any return on your investment. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If you purchase our common stock in this offering, you will experience immediate and substantial dilution in the book value of your shares.

The offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $5.51 per share, assuming an offering price of $9.53 per share, based on the last reported sale price of our common stock on the Nasdaq National Market on June 7,

2006. Further, investors purchasing common stock in this offering will contribute approximately 25.1% of the total amount invested by stockholders since our inception, but will own only approximately 20.6% of the shares of common stock outstanding.

This dilution is due to our existing investors having purchased shares prior to this offering for substantially less than the price offered to the public in this offering, as well as the exercise of stock options granted to our employees with exercise prices lower than the price offered to the public in this offering. As of March 31, 2006, options to purchase 2,723,005 shares of common stock at a weighted-average exercise price of $6.46 per share were outstanding, and warrants to purchase and common stock totaling 169,736 shares with a weighted-average exercise price of $7.67, were outstanding. The exercise of any of these options or warrants would result in additional dilution. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of liquidation.

Our executive officers, directors and current and principal stockholders own a large percentage of our voting common stock and could limit new stockholders’ influence on corporate decisions or could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and current holders of more than 5% of our outstanding common stock, together with their affiliates and related persons, will beneficially own, in the aggregate, approximately 48.0% of our outstanding common stock, or 46.6% if the underwriters exercise their overallotment option in full. As a result, these stockholders, if acting together, will have the ability to determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets and other extraordinary transactions. The interests of this group of stockholders may not always coincide with our corporate interests or the interests of other stockholders, and they may act in a manner with which you may not agree or that may not be in the best interests of other stockholders. This concentration of ownership may have the effect of:

•	delaying, deferring or preventing a change in control of our company;

•	entrenching our management and/or board;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the expectations underlying any of our forward-looking statements are reasonable, these expectations may prove to be incorrect and all of these statements are subject to risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions, projections or expectations prove incorrect, actual results, performance or financial condition may vary materially and adversely from those anticipated, estimated or expected. We have identified below some important factors that could cause our forward-looking statements to differ materially from actual results, performance or financial conditions:

•	failure of the home hemodialysis market to expand or expand at the rate we expect;

•	our inability to grow our customer base and increase the adoption rate of home hemodialysis;

•	our inability to adequately grow our operations and attain sufficient operating scale;

•	our inability to obtain adequate profit margins;

•	changes in Medicare dialysis reimbursement policies, the composite rate or the reimbursement policies or rates of other governmental or private payors;

•	regulatory action by the FDA and changes in, or our failure to comply with, government regulations;

•	our inability to achieve product development milestones or the introduction of technical innovations or new products by our competitors;

•	our inability to effectively protect our intellectual property and not infringe on the intellectual property of others;

•	our inability to raise sufficient capital when necessary;

•	loss of any significant suppliers, especially sole-source suppliers;

•	loss of key personnel;

•	liability resulting from litigation; and

•	other factors discussed elsewhere in this prospectus.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. We have included important factors in the cautionary statements included in this prospectus, particularly in the section entitled “Risk Factors” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that net proceeds to us from this offering of approximately $48.6 million, assuming an offering price of $9.53 per share, based on the last reported sale price of our common stock on the Nasdaq National Market on June 7, 2006, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. If the underwriters’ overallotment option is exercised in full, we estimate that net proceeds to us of approximately $56.0 million. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We currently estimate that of the net proceeds of this offering we will spend:

•	approximately $25.0 million to fund continuing operations, including the expansion of sales and marketing programs and the hiring of additional personnel; and

•	approximately $15.0 million to finance working capital needs, including investment in System One field equipment.

We intend to use any remaining proceeds for general corporate purposes.

This expected use of the net proceeds that we receive in this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of our actual expenditures will depend upon numerous factors, including the success of our ongoing commercial efforts.

Pending the application of the net proceeds of the offering to us as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We currently intend to retain any future earnings to finance our research and development efforts, the development of our proprietary technologies and the expansion of our business and do not intend to declare or pay cash dividends on our capital stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

PRICE RANGE OF COMMON STOCK

Our common stock has been traded on the Nasdaq National Market under the symbol “NXTM” since October 27, 2005. Prior to that date, there was no public market for our common stock. The following table sets forth, for the periods indicated, the intra-day high and low sale prices of our common stock, as reported by the Nasdaq National Market.

	High	Low

2005
Fourth quarter (from October 27, 2005 through December 31, 2005)	$14.80	$9.00
2006
First quarter	$15.17	$11.50
Second quarter (through June 7, 2006)	$13.33	$9.51

On June 7, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $9.53. As of May 25, 2006, there were 21,316,131 shares of our common stock outstanding held by 120 holders of record.

CAPITALIZATION

The following table sets forth our unaudited capitalization as of March 31, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale by us of 5,500,000 shares of common stock in this offering assuming an offering price of $9.53 per share, based on the last reported sale price of our common stock on the Nasdaq National Market on June 7, 2006, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

You should read this information together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	March 31, 2006
	Actual	As Adjusted
	(Unaudited)

Current portion of long-term debt	$1,542,600	$1,542,600
Long-term debt, less current portion	1,236,342	1,236,342
Stockholders’ equity:
Undesignated preferred stock, $0.001 par value — authorized — 5,000,000 shares; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value — authorized — 100,000,000 shares; issued and outstanding — 21,184,287 shares actual; 26,684,287 shares as adjusted	21,184	26,684
Additional paid-in capital	151,914,501	200,508,446
Accumulated deficit	(93,265,639)	(93,265,639)
Accumulated other comprehensive loss	(25,537)	(25,537)

Total stockholders’ equity	58,644,509	107,243,954

Total capitalization	$61,423,451	$110,022,896

DILUTION

If you invest in our common stock, your interest will be immediately diluted to the extent of the difference between the assumed public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. The net tangible book value of our common stock as of March 31, 2006 was $58.6 million, or $2.77 per share of common stock outstanding. Net tangible book value per share represents the amount of stockholders’ equity divided by 21,184,287 shares of common stock outstanding at that date. Dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering.

After giving effect to the receipt of net proceeds of $48.6 million from the sale of the 5,500,000 shares of common stock in this offering assuming a public offering price of $9.53 per share, based on the last reported sale price of our common stock on the Nasdaq National Market on June 7, 2006, less estimated underwriting discounts and commissions and offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2006 would have been $107.2 million, or approximately $4.02 per share. This represents an immediate increase in net tangible book value of $1.25 per share to existing stockholders and an immediate dilution in net tangible book value of $5.51 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed offering price per share		$9.53
Net tangible book value per share as of March 31, 2006	2.77
Increase in net tangible book value per share attributable to this offering	1.25

As adjusted net tangible book value per share at March 31, 2006 after giving effect to this offering		4.02

Dilution per share to new investors		$5.51

Assuming the exercise in full of the underwriters’ overallotment option, our as adjusted net tangible book value at March 31, 2006 would have been approximately $4.17 per share, representing an immediate increase in the as adjusted net tangible book value of $1.40 per share to our existing stockholders and an immediate dilution in net tangible book value of $5.36 per share to new investors.

The foregoing tables and calculations are based on shares of our common stock outstanding as of March 31, 2006 and exclude:

•	2,723,005 shares of common stock issuable upon exercise of outstanding stock options at March 31, 2006 with a weighted-average exercise price of $6.46 per share;

•	169,736 shares of common stock issuable upon exercise of outstanding warrants at a weighted-average exercise price of $7.67 per share; and

•	706,522 shares reserved as of March 31, 2006 for future stock option grants and purchases under our equity compensation plans. See “Management — Equity Benefit Plans.”

To the extent that outstanding warrants and options are exercised in the future, there will be further dilution to new investors. To the extent all of such outstanding options and warrants had been exercised as of March 31, 2006, net tangible book value per share after this offering would have been $4.26 and total dilution per share to new investors would have been $5.27.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods presented. You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statements of operations data for the fiscal years ended December 31, 2003, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004 and 2005 are derived from the consolidated financial statements, which are included elsewhere in this prospectus, and have been audited by Ernst & Young LLP, an independent registered public accounting firm, as indicated in their report. The selected consolidated statements of operations data for the years ended December 31, 2001 and 2002, and the consolidated balance sheet data at December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial data as of March 31, 2006 and for the periods ended March 31, 2005 and March 31, 2006, are derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements (except with respect to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006) and include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. Reclassifications have been made to our results from prior years to conform to our current presentation. Historical results are not necessarily indicative of the results to be expected in future periods.

	Years Ended December 31,					March 31,
	2001	2002	2003	2004	2005	2005	2006
						(Unaudited)
	(In thousands, except for share and per share amounts)

Consolidated Statements of Operations Data:
Revenues	$—	$30	$286	$1,885	$5,994	$1,034	$3,401
Cost of revenues	—	404	940	3,439	9,585	1,782	4,858

Gross profit (deficit)	—	(374)	(654)	(1,554)	(3,591)	(748)	(1,457)

Operating expenses:
Research and development	7,669	5,913	4,526	5,970	6,305	1,432	1,779
Selling and marketing	1,908	2,286	2,181	3,334	7,550	1,321	3,193
Distribution	—	6	33	495	2,059	309	1,289
General and administrative	2,219	2,554	2,868	3,604	4,855	1,025	1,975

Total operating expenses	11,796	10,759	9,608	13,403	20,769	4,087	8,236

Loss from operations	(11,796)	(11,133)	(10,262)	(14,957)	(24,360)	(4,835)	(9,693)
Interest income (expense), net	(447)	153	54	115	(120)	(74)	438

Net loss	$(12,243)	$(10,980)	$(10,208)	$(14,842)	$(24,480)	$(4,909)	$(9,255)

Net loss per share — basic and diluted	$(5.63)	$(4.66)	$(4.10)	$(5.81)	$(4.31)	$(1.91)	$(0.44)

Weighted-average shares outstanding — basic and diluted	2,176,356	2,355,527	2,489,688	2,555,605	5,680,566	2,566,399	21,182,717

						As of
	As of December 31,					March 31,
	2001	2002	2003	2004	2005	2006
						(Unaudited)
	(In thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents, short-term investments and marketable securities	$17,640	$4,028	$8,881	$18,134	$61,223	$49,728
Working capital	16,329	5,235	11,115	19,205	62,100	50,059
Total assets	19,306	7,983	13,613	25,455	76,431	70,463
Long-term liabilities	282	146	30	3,006	2,106	1,690
Redeemable convertible preferred stock	40,006	40,006	55,946	75,946	—	—
Accumulated deficit	(23,388)	(34,368)	(44,623)	(59,496)	(84,011)	(93,266)
Total stockholders’ equity (deficit)	(22,427)	(33,271)	(43,478)	(57,400)	67,354	58,645

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a medical device company that develops, manufactures and markets innovative systems for the treatment of ESRD, acute kidney failure and fluid overload. Our primary product, the NxStage System One, is a small, portable, easy-to-use hemodialysis system designed to provide physicians and patients improved flexibility in how hemodialysis therapy is prescribed and delivered. We believe the largest market opportunity for our product is the home hemodialysis market for the treatment of ESRD.

From our inception in 1998 until 2002 our operations consisted primarily of start-up activities, including designing and developing the System One, recruiting personnel and raising capital. Historically, research and development costs have been our single largest operating expense. However, with the launch of the System One in the home chronic care market, selling and marketing costs became our largest operating expense in 2005 and this trend continued during the three months ended March 31, 2006 as we expanded our United States sales force to penetrate our markets and grow revenues.

Our overall strategy since inception has been to (a) design and develop new products for the treatment of kidney failure, (b) establish that the products are safe, effective and cleared for use in the United States, (c) further enhance the product design through field experience from a limited number of customers, (d) establish reliable manufacturing and sources of supply, (e) execute a market launch in both the chronic and critical care markets and establish the System One as a preferred system for the treatment of kidney failure, (f) obtain the capital necessary to finance our working capital needs and build our business and (g) achieve profitability. The evolution of NxStage, and the allocation of our resources since we were founded, reflects this plan. We believe we have largely completed steps (a) through (d), and we plan to continue to pursue the other strategic objectives described above.

We sell our products in two markets: the chronic care market and the critical care market. We define the chronic care market as the market devoted to the treatment of patients with ESRD and the critical care market as the market devoted to the treatment of hospital-based patients with acute kidney failure or fluid overload. We offer a different configuration of the System One for each market. The FDA has cleared both configurations for hemodialysis, hemofiltration and ultrafiltration. Our products may be used by our customers to treat patients suffering from either condition, although the site of care, the method of delivering care and the duration of care are sufficiently different that we have separate sales and marketing efforts dedicated to each market.

We received clearance from the FDA in July 2003 to market the System One for treatment of renal failure and fluid overload using hemodialysis as well as hemofiltration and ultrafiltration. In the first quarter of 2003, we initiated sales of the System One in the critical care market to hospitals and medical centers in the United States. In late 2003, we initiated sales of the System One in the chronic care market and commenced full commercial introduction in the chronic care market in September 2004 in the United States. At the time of these early marketing efforts, our System One was cleared by the FDA under a general indication statement, allowing physicians to prescribe the System One for hemofiltration, hemodialysis and/or ultrafiltration at the location, time and frequency they considered in the best interests of their patients. Our indication did not include a specific home clearance, and we were not able to promote the System One for home use at that time. In order to be able to specifically promote the System One for home use, the FDA required that we conduct a clinical study, referred to as an investigational device exemption study, or IDE, comparing center-based and home-based therapy with the System One. After submitting the results of that study to the FDA, together with an application for a specific home indication for the System One, the FDA cleared our System One in June 2005 for hemodialysis in the home.

During the three months ended March 31, 2006, we received clearance from the FDA to market our PureFlow SL module as an alternative to the bagged fluid currently used with our System One. This accessory to the System One prepares high purity dialysate, which meets and exceeds dialysis industry standards for purity, from ordinary tap water in the dialysis patient’s home. This product is designed to help patients with ESRD more conveniently and effectively manage their home hemodialysis therapy by eliminating the need to store and hang bagged fluids. Instead, our PureFlow SL module automatically produces a batch of dialysate fluid ready for use with the System One. We expect to commercially launch this product beginning in July 2006. We expect that our chronic care home patients will predominantly use our PureFlow SL module at home and will use bagged fluid for travel and outside of the home. Bagged fluids will continue to be used in the critical care market.

Medicare provides comprehensive and well-established reimbursement in the United States for ESRD. Reimbursement claims for the System One therapy are typically submitted by the dialysis clinic or hospital to Medicare and other third-party payors using established billing codes for dialysis treatment or, in the critical care setting, based on the patient’s primary diagnosis. Expanding Medicare reimbursement over time to cover more frequent therapy may be critical to our market penetration and revenue growth in the future.

Our System One is produced through internal and outsourced manufacturing. We purchase many of the components and subassemblies included in the System One, as well as the disposable cartridges used in the System One, from third-party manufacturers, some of which are single source suppliers. In addition to outsourcing with third-party manufacturers, we assemble, package and label disposable cartridges in our leased facility in Lawrence, Massachusetts. NxStage GmbH & Co. KG, our wholly-owned German subsidiary, is the sole manufacturer of the dialyzing filter that is a component of the disposable cartridge used in the System One.

We market the System One through a direct sales force in the United States primarily to dialysis clinics and hospitals and we expect revenues to continue to increase in the near future. Our revenues were $3.4 million for the three months ended March 31, 2006, a 229% increase from revenues of $1.0 million in the three months ended March 31, 2005. We have increased the number of sales representatives in our combined sales force from 10 at March 31, 2005 to 20 at December 31, 2005, and to 25 at March 31, 2006. We expect to add additional sales and marketing personnel as needed for the remainder of 2006. As of March 31, 2006, 459 ESRD patients were using the System One at 97 dialysis clinics, compared to 82 ESRD patients at 19 dialysis clinics as of March 31, 2005, and compared to 292 ESRD patients at 70 dialysis clinics as of December 31, 2005. In addition, as of March 31, 2006, 54 hospitals were using the System One for critical care therapy, compared to 25 and 50 hospitals as of March 31, 2005 and December 31, 2005, respectively.

The following table sets forth the amount and percentage of revenues derived from each market for the periods indicated:

	Years Ended December 31,						Three Months Ended March 31,
	2003		2004		2005		2005		2006
							(Unaudited)

Critical care	$268,576	93.9%	$1,332,053	70.7%	$2,829,960	47.2%	$661,769	64.0%	$1,583,597	46.6%
Chronic care	17,378	6.1%	552,516	29.3%	3,163,779	52.8%	372,023	36.0%	1,817,125	53.4%

Total	$285,954	100%	$1,884,569	100%	$5,993,739	100%	$1,033,792	100%	$3,400,722	100%

We have not been profitable since inception, and we expect to incur net losses for the foreseeable future as we expand our sales efforts and grow our operations. Our accumulated deficit at March 31, 2006 was $(93.3) million. Our goal is to increase our sales volume and revenues to gain scale of operation and to drive product cost reductions, which we believe, when combined with other design improvements, will allow us to reach profitability. We expect our revenues in the chronic care market to increase faster than those in the critical care market and believe they will continue to represent the majority of our revenues.

Statement of Operations Components

Revenues

Our products consist of the NxStage System One cycler, an electromechanical device used to circulate the patient’s blood during therapy; a single-use, disposable cartridge, which contains a preattached dialyzer, and dialysate fluid used in our therapy, sold either in premixed bags or prepared with our PureFlow SL module. We distribute our products in two markets: the chronic care market and the critical care market. We define the chronic care market as the market devoted to the treatment of ESRD patients in the home and the critical care market as the market devoted to the treatment of hospital-based patients with acute kidney failure or fluid overload. We offer a different configuration of the System One for each market. The FDA has cleared both configurations for hemodialysis, hemofiltration and ultrafiltration. Our products may be used by our customers to treat patients suffering from either condition, although the site of care, the method of delivering care and the duration of care are sufficiently different that we have separate marketing and sales efforts dedicated to each market.

We derive our revenues from the sale and rental of equipment and the sale of the related disposable cartridges and treatment fluids. In the critical care market, we generally sell the System One and disposables to hospital customers. In the chronic care market, customers generally rent the machine and then purchase the related disposable cartridges and treatment fluids based on a specific patient prescription. We generally recognize revenues when a product has been delivered to our customer, or, in the chronic care market, on a monthly basis in accordance with a contract under which we supply the use of a cycler and the amount of disposables needed to perform a set number of dialysis therapy sessions during a month.

Our contracts with dialysis centers for ESRD patients include terms providing for the sale of disposable products to accommodate up to 26 treatments a month per patient and the monthly rental of a System One cycler with our PureFlow SL module. These contracts typically have a term of one year and are cancelable at any time by the dialysis clinic with 30 days’ notice. Under the contract, if home hemodialysis is prescribed, supplies are shipped directly to patient homes and paid for by the treating dialysis clinic. We also include vacation delivery terms, providing for the free shipment of products to a designated vacation destination. We derive an insignificant amount of revenues from the sale of ancillary products, such as extra lengths of tubing. We do not currently derive any revenues from service contracts. Over time, as more chronic patients are treated with the System One and more systems are placed in patient homes under monthly agreements that provide for the rental of the machine and the purchase of the related disposable cartridges and treatment fluids, we expect that a recurring revenue stream will become a meaningful component of our revenues.

Cost of Revenues

Cost of revenues consists primarily of direct product costs, including material and labor required to manufacture our products, depreciation and maintenance of System One cyclers that we rent to customers, production overhead and the cost of purchasing system components from vendors which we then resell to our customers. It also includes the cost of inspecting, servicing and repairing equipment prior to sale or during the warranty period and stock-based compensation. The cost of our products depends on several factors, including the efficiency of our manufacturing operations, the cost at which we can obtain products from third party suppliers and the design of the products.

We are currently operating at negative gross profit as we are building a base of recurring revenues. We expect the cost of revenues as a percentage of revenues to decline over time for two general reasons. First, we anticipate that increased sales volume will lead to better purchasing terms, prices and efficiencies in indirect manufacturing overhead costs. For example, during the three months ended March 31, 2006, we have transitioned our purchases of dialysate to a new lower cost vendor. Second, we have plans to introduce several process and product design changes that have inherently lower cost than our current products. In addition, we plan to commercially launch the PureFlow SL module beginning in July 2006, which we believe will reduce our cost of revenues and distribution costs by reducing the volume of dialysate fluid that we currently manufacture and ship to customers. We expect that, over time, unit cost of revenues will become less than unit revenues as we expand the scale of our operations.

Operating Expenses

Research and Development.  Research and development expenses consist primarily of salary, benefits and stock-based compensation for research and development personnel, supplies, materials and expenses associated with product design and development, clinical studies, regulatory submissions, reporting and compliance and expenses incurred for outside consultants or firms who furnish services related to these activities. We expect research and development expenses will continue to increase in the foreseeable future as we seek to further enhance our System One and related products, but not as rapidly as other expense categories as we have substantially completed basic development of the System One.

Selling and Marketing.  Selling and marketing expenses consist primarily of salary, benefits and stock-based compensation for sales and marketing personnel, travel, promotional and marketing materials and other expenses associated with providing clinical training to our customers. Included in selling and marketing are the costs of clinical educators, usually nurses, we employ to teach our customers about our products and prepare our customers to instruct their patients in the operation of the System One. We anticipate that selling and marketing expenses will continue to increase as we broaden our marketing initiatives in the chronic care market to increase public awareness of the System One and as we add additional sales and marketing personnel.

Distribution.  Distribution expenses include salary, benefits and stock-based compensation for distribution personnel and the cost of delivering our products to our customers, or our customers’ patients, depending on the market and the specific agreement with our customers. We use common carriers and freight companies to deliver our products and we do not operate our own delivery service. Also included in this category are the expenses of shipping products from customers back to our service center for repair if the product is under warranty, and the related expense of shipping a replacement product back to our customers. We expect that distribution expenses will increase at a lower rate than revenues, due to expected efficiencies gained from increased business volume and the expected launch of our Pure Flow SL module.

General and Administrative.  General and administrative expenses consist primarily of salary and benefits and stock-based compensation for our executive management, legal, and finance and accounting staff, fees of outside legal counsel, fees for our annual audit and tax services, and general expenses to operate the business, including insurance and other corporate-related expenses. Rent and utilities are initially included in general and administrative expense and, within the same operating period are allocated to operating expenses based on personnel and square footage usage. We expect that general and administrative expenses will increase in the near term as we add support structure for our growing business.

Results of Operations

The following table presents, for the periods indicated, information expressed as a percentage of revenues. This information has been derived from our consolidated statements of operations included elsewhere in this prospectus. You should not draw any conclusions about our future results from the results of operations for any period.

				Three Months Ended
	Years Ended December 31,			March 31,
	2003	2004	2005	2005	2006
				(Unaudited)

Revenues	100%	100%	100%	100%	100%
Cost of revenues	329	183	160	172	143

Gross profit (deficit)	(229)	(83)	(60)	(72)	(43)

Operating expenses:
Research and development	1,583	317	105	139	52
Selling and marketing	763	177	126	128	94
Distribution	11	26	34	30	38
General and administrative	1,003	191	81	99	58

Total operating expenses	3,360	711	346	396	242

Loss from operations	(3,589)	(794)	(406)	(468)	(285)

Other income (expense):
Interest income	51	7	11	7	18
Interest expense	(32)	(1)	(13)	(14)	(5)

	19	6	(2)	(7)	13

Net loss	(3,570)%	(788)%	(408)%	(475)%	(272)%

Comparison of Three Months Ended March 31, 2005 to Three Months Ended March 31, 2006

Revenues

Our revenues for the three month periods ended March 31, 2005 and 2006 were as follows:

	Three Months Ended
	March 31,	March 31,		Percentage
	2005	2006	Increase	Increase
	(Unaudited)
	(In thousands, except percentages)

Revenues	$1,034	$3,401	$2,367	229%

The increase in revenues was attributable to increased sales and rentals of the System One in both the critical care and chronic care markets, primarily as a result of increased sales and marketing efforts as we continue our commercial launch of the System One. Revenues in the chronic market increased to $1.8 million in the three months ended March 31, 2006 compared to $0.4 million in the three months ended March 31, 2005, an increase of 388%, while revenues in the critical care market increased 139% to $1.6 million in the three months ended March 31, 2006, compared to $0.7 million in the three months ended March 31, 2005.

Cost of Revenues and Gross Profit (Deficit)

	Three Months Ended
	March 31,	March 31,		Percentage
	2005	2006	Increase	Increase
	(Unaudited)
	(In thousands, except percentages)

Cost of revenues	$1,782	$4,858	$3,076	173%

Gross profit (deficit)	$(748)	$(1,457)	$709	95%

Gross profit percentage	(72.4)%	(42.8)%

The increase in absolute cost of revenues was attributable to our increased revenues. We added 167 net patients during the three months ended March 31, 2006 and 37 during the three months ended March 31, 2005, which resulted in a $2.2 million increase in cost of revenues. A 63% larger employee base resulted in additional salaries, health benefits and payroll taxes of $0.3 million during the three months ended March 31, 2006 compared to the same period in 2005. In addition, inbound freight costs to support our higher production volume increased $0.2 million during the first quarter of 2006 compared to the same period in 2005. We are currently operating at negative gross profit as we are building a base of recurring revenues. We expect the cost of revenues as a percentage of revenues to decline over time as increased sales volume should lead to better purchasing terms and prices, and efficiencies in indirect manufacturing overhead costs. We expect that over time unit cost of revenues will become less than unit revenues as we build the scale of our operations.

Research and Development

	Three Months Ended
	March 31,	March 31,		Percentage
	2005	2006	Increase	Increase
	(Unaudited)
	(In thousands, except percentages)

Research and development	$1,432	$1,779	$347	24%

Research and development as a percentage of revenues	139%	52%

The increase in research and development expenses was attributable to increased salary, benefits and payroll taxes of $166,000 as a result of increased headcount, approximately $28,000 of stock-based compensation (no comparable charge in 2005) and $190,000 of development costs associated with our PureFlow SL module. We expect research and development expenses will continue to increase in the foreseeable future as we seek to further enhance our System One and related products, but not as rapidly as other expense categories as we have substantially completed basic development of the System One. We expect research and development expenses to continue to decline as a percentage of revenues.

Selling and Marketing

	Three Months Ended
	March 31,	March 31,		Percentage
	2005	2006	Increase	Increase
	(Unaudited)
	(In thousands, except percentages)

Selling and marketing	$1,321	$3,193	$1,872	142%

Selling and marketing as a percentage of revenues	128%	94%

The increase in selling and marketing expenses was the result of several factors. Approximately $1.2 million of the increase was due to higher salary and benefits resulting from increased headcount, stock-based compensation amounted to $112,000 (no comparable charge in 2005), approximately $348,000 of the increase related to higher travel expenses and the balance of the increase was due to a general higher level of sales and marketing activity in both the chronic and critical care markets. We increased our sales force from 10 sales representatives as of March 31, 2005, to 25 sales representatives as of March 31, 2006. We anticipate that selling and marketing expenses will continue to increase in absolute dollars as we broaden our marketing initiatives to increase public awareness of the System One in the chronic care market and as we add additional sales and marketing personnel.

Distribution

	Three Months Ended
	March 31,	March 31,		Percentage
	2005	2006	Increase	Increase
	(Unaudited)
	(In thousands, except percentages)

Distribution	$309	$1,289	$980	317%

Distribution as a percentage of revenues	30%	38%

The increase in distribution expenses was due to increased volume of shipments of disposable products to a growing number of patients in the chronic care market. We expect that distribution expenses will increase at a lower rate than revenues in the later half of 2006 due to expected shipping efficiencies gained from increased business volume and density of customers, the reduction of higher cost deliveries associated with bagged fluid due to the commercial launch of our PureFlow SL module scheduled to begin in July 2006 and the use of an outsourced logistics provider located in the central part of the continental United States.

General and Administrative

	Three Months Ended
	March 31,	March 31,		Percentage
	2005	2006	Increase	Increase
	(Unaudited)
	(In thousands, except percentages)

General and administrative	$1,025	$1,975	$950	93%

General and administrative as a percentage of revenues	99%	58%

The increase in general and administrative expenses was primarily due to an increase in salary and benefits as a result of the addition of three employees to headcount, approximately $342,000 of stock-based compensation recorded in the three months ended March 31, 2006 (no comparable charge in 2005), and approximately $392,000 of legal and corporate expenses incurred as a result of operating as a public company. We expect that general and administrative expenses will continue to increase in the near term as we add support structure for our growing business and as a result of costs related to operating a public company.

Interest Income and Interest Expense

Interest income is derived primarily from U.S. government securities, certificates of deposit, commercial paper and money market accounts. For the three months ended March 31, 2006, interest income increased to $595,000 from $72,000 in the same period in 2005 primarily due to increased cash and investment balances after our initial public offering and higher interest rates during the three months ended March 31, 2006.

Interest expense relates to a debt agreement signed in December 2004. Interest expense increased slightly from $146,000 to $158,000 in the three months ended March 31, 2006 compared to the three months ended March 31, 2005.

Comparison of Years Ended December 31, 2004 and 2005

Revenues

Our revenues for 2004 and 2005 were as follows:

	Year Ended
	December 31,	December 31,		Percentage
	2004	2005	Increase	Increase
	(In thousands, except percentages)

Revenues	$1,885	$5,994	$4,109	218%

The increase in revenues was attributable to increased sales and rentals of the System One in both the chronic and critical care markets, primarily as a result of increased sales and marketing efforts as we continue our commercial launch of the System One. Revenues in the chronic market increased to $3.2 million in 2005 from $0.6 million in 2004, an increase of 473%, while revenues in the critical care market increased 112% to $2.8 million in 2005, compared to $1.3 million in 2004.

Cost of Revenues and Gross Profit (Deficit)

	Year Ended
	December 31,	December 31,		Percentage
	2004	2005	Increase	Increase
	(In thousands, except percentages)

Cost of revenues	$3,439	$9,585	$6,146	179%

Gross profit (deficit)	$(1,554)	$(3,591)	$2,037	131%

Gross profit percentage	(82.4)%	(59.9)%

The increase in cost of revenues was attributable to our increased revenues. Contributing to the 2005 negative gross margin was a lower of cost or market valuation allowance in the amount of $0.3 million relating to disposable cartridge and fluid inventory designated for the chronic market, as well as service costs of approximately $0.5 million to upgrade 100 older cyclers to meet the specifications of our current product generation. We are currently operating at negative gross profit as we are building a base of recurring revenues. We expect the cost of revenues as a percentage of revenues to decline over time as increased sales volume should lead to efficiencies in production, better purchasing terms and reduced material costs, and as we introduce product design changes to lower the manufacturing cost of our current products. We expect that over time unit cost of revenues will become less than unit revenues as we build the scale of our operations.

Research and Development

	Year Ended
	December 31,	December 31,		Percentage
	2004	2005	Increase	Increase
	(In thousands, except percentages)

Research and development	$5,970	$6,305	$335	6%

Research and development as a percentage of revenues	317%	105%

The increase in research and development expenses was attributable to increased salary and benefits of approximately $840,000 as a result of increased headcount and development costs associated with our PureFlow SL module, partially offset by a decrease of approximately $520,000 in clinical trial expenses due to the completion of the IDE home trial for System One in 2004. We expect research and development expenses will continue to increase in the foreseeable future as we seek to further enhance our System One and related products, but not as rapidly as other expense categories as we have substantially completed basic development of the System One. We expect research and development expenses to continue to decline as a percentage of revenues.

Selling and Marketing

	Year Ended
	December 31,	December 31,		Percentage
	2004	2005	Increase	Increase
	(In thousands, except percentages)

Selling and marketing	$3,334	$7,550	$4,216	126%

Selling and marketing as a percentage of revenues	177%	126%

The increase in selling and marketing expenses was the result of several factors. Approximately $2.7 million of the increase was due to higher salary and benefits resulting from increased headcount, approximately $0.8 million of the increase related to higher travel expenses and the balance of the increase was due to a generally higher level of sales and marketing activity in both the chronic and critical care markets. We increased our sales force from six sales representatives as of December 31, 2004, to 20 sales representatives as of December 31, 2005. We anticipate that selling and marketing expenses will continue to increase in absolute dollars as we broaden our marketing initiatives, particularly in the chronic market, to increase public awareness of the System One and as we add additional sales and marketing personnel.

Distribution

	Year Ended
	December 31,	December 31,		Percentage
	2004	2005	Increase	Increase
	(In thousands, except percentages)

Distribution	$495	$2,059	$1,564	316%

Distribution as a percentage of revenues	26%	34%

The increase in distribution expenses was due to increased volume of shipments of disposable products to a growing number of patients in the chronic market. We expect that distribution expenses will increase at a lower rate than revenues due to expected efficiencies from increased business volume and the use of an outsourced logistics provider located in the central part of the continental United States.

General and Administrative

	Year Ended
	December 31,	December 31,		Percentage
	2004	2005	Increase	Increase
	(In thousands, except percentages)

General and administrative	$3,604	$4,855	$1,251	35%

General and administrative as a percentage of revenues	191%	81%

The increase in general and administrative expenses was primarily due to an increase in salary and benefits as a result of the addition of four employees to headcount as well as the adoption of a management bonus plan in 2005. We expect that general and administrative expenses will continue to increase in the near term as we add support structure for our growing business and as a result of costs related to operating a public company.

Interest Income and Interest Expense

Interest income is derived primarily from U.S. government securities, certificates of deposit and money market accounts. For the year ended December 31, 2005, interest income increased to $0.6 million from $0.1 million in 2004 primarily due to increased cash and investment balances after our initial public offering and slightly higher interest rates in 2005.

Interest expense relates to a debt agreement signed in December 2004. Interest expense increased from $15,000 to $763,000, or approximately $748,000 in 2005 compared to 2004 due to this indebtedness being outstanding for a full calendar year.

Comparison of Years Ended December 31, 2003 and 2004

Revenues

Our revenues for 2003 and 2004 were as follows:

	Year Ended
	December 31,	December 31,		Percentage
	2003	2004	Increase	Increase
	(In thousands, except percentages)

Revenues	$286	$1,885	$1,599	559%

The increase in revenues was attributable to an increase in the sales and rentals of the System One and sales of the related disposable cartridges and treatment fluids in the critical care market in 2004, with 71% of revenues derived from this market. The remaining 29% of revenues resulted from growth in sales of the System One in the chronic market, primarily related to our IDE study that was initiated in late 2003 and continued in 2004 as well as our commercialization efforts in the chronic market that we commenced in September 2004.

Cost of Revenues and Gross Profit

	Year Ended
	December 31,	December 31,		Percentage
	2003	2004	Increase	Increase
	(In thousands, except percentages)

Cost of revenues	$940	$3,439	$2,499	266%

Gross profit	$(654)	$(1,554)	$900	138%

Gross profit percentage	(228.9)%	(82.4)%

The increase in cost of revenues was directly attributable to the increase in sales volume and to the increased size of our service department which supported the increase in units sold. In both 2003 and 2004, cost of revenues exceeded our revenues as the scale of our operations did not afford opportunities for unit cost reductions that we expect will be associated with efficiency gains and improved purchasing terms resulting from higher unit volume production.

Research and Development

	Year Ended
	December 31,	December 31,		Percentage
	2003	2004	Increase	Increase
	(In thousands, except percentages)

Research and development	$4,526	$5,970	$1,444	32%

Research and development as a percentage of revenues	1,583%	317%

The increase in research and development expenses was attributable to third-party consulting and other expenses associated with the two concurrent clinical trials conducted in 2004: (a) an IDE trial related to home use of our system, and (b) a clinical trial to investigate the effectiveness of ultrafiltration as a means of addressing fluid overload in patients suffering from congestive heart failure. Total clinical expenses amounted to approximately $1.6 million, or 25% of the total research and development expense in 2004. In addition, salary and benefits increased as a result of an increase in research and development headcount from seven employees to 34 employees by year end 2004. A small portion of the increase in research and development expenses was attributable to the design and development of a new dialyzer to reduce manufacturing costs for higher volume production.

Selling and Marketing

	Year Ended
	December 31,	December 31,		Percentage
	2003	2004	Increase	Increase
	(In thousands, except percentages)

Selling and marketing	$2,181	$3,334	$1,153	53%

Selling and marketing as a percentage of revenues	763%	177%

The increase in selling and marketing expenses was primarily attributable to an increase in salary and benefits as a result of increased headcount in the selling and marketing organization from 11 employees at December 31, 2003 to 24 employees at December 31, 2004 to facilitate the commercial launch of the System One in the chronic market. Expenses per sales representative increased due to an increase in travel to customers and potential customers.

Distribution

	Year Ended
	December 31,	December 31,		Percentage
	2003	2004	Increase	Increase
	(In thousands, except percentages)

Distribution	$33	$495	$462	1,400%

Distribution as a percentage of revenues	11%	26%

The increase in distribution expenses was attributable to the increase in units shipped and the sale of associated disposables in the critical care and chronic markets.

General and Administrative

	Year Ended
	December 31,	December 31,		Percentage
	2003	2004	Increase	Increase
	(In thousands, except percentages)

General and administrative	$2,868	$3,604	$736	26%

General and administrative as a percentage of revenues	1,003%	191%

The increase in general and administrative expenses was attributable to an increase of approximately $496,000 in salary and benefits resulting from an increase in general and administrative headcount by four employees to 11 employees at December 31, 2004, as well as an increase of approximately $270,000 in accounting and legal fees.

Interest Income and Interest Expense

Interest income decreased by 11% to $130,347 in 2004 from $146,047 in 2003 due to a decrease in cash and investment balance in 2004 as compared to 2003. Interest expense decreased by 84% to $14,542 in 2004 from $91,985 in 2003 as a result of interest expense associated with warrants issued in 2003 in connection with obtaining a revolving line of credit.

Liquidity and Capital Resources

We have operated at a loss since our inception in 1998. As of March 31, 2006, our accumulated deficit was $(93.3) million and we had cash, cash equivalents and short-term investments of approximately $49.7 million. In December 2004, we obtained $5.0 million of debt financing, which is repayable monthly with interest over three years through December 2007. In connection with this debt financing, we granted the lender a security interest in our assets. On November 1, 2005, we closed our initial public offering in which we received net proceeds after deducting underwriting discounts, commissions and expenses of approximately $56.5 million from the sale and issuance of 6,325,000 shares of common stock. Prior to the initial public offering, we had financed our operations primarily through private sales of redeemable convertible preferred stock resulting in aggregate net proceeds of approximately $91.9 million as of December 31, 2005.

In May 2006, we entered into an equipment line of credit of up to $20.0 million to finance the purchase and placement of field equipment. Under the line of credit, $8.0 million is currently available with an additional $2.0 million available through December 31, 2006 and a further $10.0 million available through December 31, 2007. The availability of the line of credit is subject to a number of covenants, including maintaining certain levels of liquidity, adding specified numbers of patients and operating within net loss parameters. We are also required to maintain operating and/or investment accounts with the lender in an amount at least equal to the outstanding debt obligation. In addition, the availability of the last $12.0 million under the line of credit is subject to a requirement that we raise at least $40.0 million through the sale of equity securities prior to January 1, 2007. Borrowings under the line of credit are secured by all of our assets other than intellectual property and are payable ratably over a three year period. We used a portion of the initial proceeds of this line of credit to repay outstanding debt and accrued interest in the aggregate amount of approximately $3.4 million.

The following table sets forth the components of our cash flows for the periods indicated:

	(In thousands)
				Three Months
				Ended
	Years Ended December 31,			March 31,
	2003	2004	2005	2005	2006
				(Unaudited)

Net cash used in operating activities	$(10,836)	$(15,172)	$(27,348)	$(5,590)	$(10,480)
Net cash used in investing activities	(78)	(330)	(1,204)	(531)	(671)
Net cash provided by (used in) financing activities	15,769	24,704	71,782	(227)	(396)
Effect of exchange rate changes on cash	(2)	28	(141)	(37)	51

Net cash flow	$4,853	$9,230	$43,089	$(6,385)	$(11,496)

Net Cash Used in Operating Activities.  For each of the periods above, net cash used in operating activities was attributable primarily to net losses after adjustment for non-cash charges, such as depreciation, amortization and amortization of deferred stock-based compensation. Significant uses of cash from operations include increased inventory requirements for production and placements of the System One, offset by increases in accounts payable and accrued expenses. Non-cash transfers from inventory to field equipment for the placement of rental units with our customers represented $0.1 million, $1.1 million and $4.4 million, during the years ended December 31, 2003, 2004 and 2005 and $0.5 million and $2.9 million, respectively, during the three months ended March 31, 2005 and 2006.

Net Cash Used in Investing Activities.  For each of the periods above, net cash used in investing activities reflected purchases of property and equipment, primarily for research and development, information technology, manufacturing operations and capital improvements to our facilities. Excluded from these figures is the purchase of $12.5 million of marketable securities during the year ended December 31, 2004, the sale of marketable securities in the amount of $7.5 million during the three months ended March 31, 2005 and the purchase of $14.7 million of commercial paper during the three months ended March 31, 2006.

Net Cash Provided by (Used in) Financing Activities.  Net cash provided by (used in) financing activities primarily reflected net proceeds from our initial public offering of approximately $56.5 million in November 2005, net proceeds from the sale of $16.0 million of convertible preferred stock in July 2005 and $0.7 million from the exercise of stock options and warrants, partially offset by the repayment of $1.4 million of debt. During 2004, proceeds from debt raised totaled $5.0 million, offset by $0.3 million of debt repayment.

During 2003 and 2004, net proceeds from the issuance of convertible preferred stock totaled $15.9 million and $20.0 million, respectively. During the three months ended March 31, 2005 and 2006, net cash used in financing activities reflected the exercise of stock options during the three months ended March 31, 2006, offset by the repayment of debt of $0.2 million and $0.4 million, respectively.

The following table summarizes our contractual commitments as of March 31, 2006 (Unaudited) and the effect those commitments are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period
		Less Than			More Than
	Total	One Year	1-3 Years	3-5 Years	5 Years
	(In thousands)

Notes payable(1)	$3,675	$1,683	$1,992	$—	$—
Operating leases	3,403	503	1,049	1,099	752
Purchase obligations(2)	25,766	21,222	2,200	2,344	—

Total	$32,844	$23,408	$5,241	$3,443	$752

(1)	Notes payable reflects repayment obligations under a loan agreement at the stated maturity dates, including a balloon payment of $650,000 in accrued interest due December 2007. We repaid the $3.4 million of debt and accrued interest under this loan in May 2006 concurrent with the closing of the equipment line of credit we have entered into with Silicon Valley Bank. Notes payable does not reflect amounts payable to Silicon Valley Bank under this new line of credit.

(2)	Purchase obligations include purchase commitments for System One components, primarily for equipment and fluids pursuant to contractual agreements with several of our suppliers.

We currently estimate that of the net proceeds from this offering we will spend (a) approximately $25.0 million to fund continuing operations, including the expansion of sales and marketing programs and the hiring of additional personnel and (b) approximately $15.0 million to finance working capital needs, including further investment in System One field equipment. We intend to use any remaining proceeds for general corporate purposes.

We expect to continue to incur net losses for the foreseeable future. We believe that our current cash position is sufficient to support operations at least through 2006. In the longer term, we plan to fund the working capital needs of our operations with revenue generated from product placements and sales but these resources may prove insufficient. If our existing resources are insufficient to satisfy our liquidity requirements, we may need to sell additional equity or issue debt securities. Any sale of additional equity or issuance of debt securities may result in dilution to our stockholders, and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain this additional financing when needed, we may be required to delay, reduce the scope of, or eliminate one or more aspects of our business development activities, which could harm the growth of our business.

Summary of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. These items are regularly monitored and analyzed by management for changes in facts and circumstances, and material changes in these estimates could occur in the future. Changes in estimates are recorded in the period in which they become known. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ substantially from our estimates.

A summary of those accounting policies and estimates that we believe are most critical to fully understanding and evaluating our financial results is set forth below. This summary should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

Revenue Recognition

We recognize revenues from product sales and services when earned in accordance with Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, and Emerging Issues Task Force, or EITF, 00-21, Revenue Arrangements with Multiple Deliverables. Revenues are recognized when: (a) there is persuasive evidence of an arrangement, (b) the product has been shipped or services and supplies have been provided to the customer, (c) the sales price is fixed or determinable and (d) collection is reasonably assured. In the critical care market, sales are structured as direct product sales or as a disposables-based program in which a customer acquires the equipment through the purchase of a specific quantity of disposables over a specific period of time. In the chronic care market, revenues are realized using the short or long-term rental arrangements.

In the critical care market, we recognize revenues from direct product sales at the later of the time of shipment or, if applicable, delivery in accordance with contract terms. For the chronic care market we recognize revenues derived from short or long-term rental arrangements on a straight-line basis. These rental arrangements, which combine the use of a system with a specified number of disposable products supplied to customers for a fixed amount per month, are recognized on a monthly basis in accordance with agreed upon contract terms and pursuant to a binding customer purchase order and fixed payment terms.

Under a disposables-based program, the customer is granted the right to use the equipment for a period of time, during which the customer commits to purchase a minimum number of disposables at a price that includes a premium above the otherwise average selling price of the disposables to recover the purchase of the equipment and provide for a profit. Upon reaching the contractual minimum purchases, ownership of the equipment transfers to the customer. Revenues under these arrangements are recognized over the term of the arrangement as disposables are delivered.

When we enter into a multiple element arrangement, we allocate the total fee to all elements of the arrangement based on their respective fair values. Fair value is determined by the price charged when each element is sold separately.

We provide for estimated product returns at the time of revenue recognition. Payments received for products or services prior to shipment or prior to completion of the related services are recorded as deferred revenue.

Inventory Valuation

Inventories are valued at the lower of cost (weighted-average) or estimated market. We regularly review our inventory quantities on hand and related cost and record a provision for excess or obsolete inventory primarily based on an estimated forecast of product demand for each of our existing product configurations. We also review our inventory value to determine if it reflects lower of cost or market, with market determined based on net realizable value. Appropriate consideration is given to inventory items sold at negative gross margins and other factors in evaluating net realizable value. The medical device industry is characterized by rapid development and technological advances that could result in obsolescence of inventory.

Field Equipment

We amortize field equipment using the straight-line method over an estimated useful life of five years. We review the estimated useful life of five years periodically for reasonableness. Factors considered in determining the reasonable useful life include industry practice and the typical amortization periods used for like equipment, the frequency and scope of service returns, actual equipment disposal rates, and the impact of planned design improvements. We believe the five year useful life to be appropriate as of March 31, 2006.

Accounting for Stock-Based Awards

Prior to January 1, 2006, we accounted for stock-based employee compensation in accordance with Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, compensation expense was recorded for stock options awarded to employees and directors to the extent that the option exercise price was less than the fair market value of our common stock on the date of grant and where the number of shares and exercise price were fixed. The difference between the fair value of our common stock and the exercise price of the stock option, if any, was recorded as deferred compensation and was amortized to compensation expense over the vesting period of the underlying stock option. Prior to becoming a public company on October 27, 2005, there had been no public market for our common stock. Absent an objective measure of the fair value of our common stock, the determination of fair value required judgment. Our board of directors periodically estimated the fair value of our common stock in connection with any issuance of stock options. The fair value of our common stock was estimated based on factors such as independent valuations, sales of preferred stock, the liquidation preference, dividends, voting rights of the various classes of stock, our financial and operating performance, progress on development goals, the issuance of patents, the value of other companies involved in dialysis, general economic and market conditions and other factors that we believed would reasonably have a significant bearing on the value of our common stock.

Prior to January 1, 2006, we followed the disclosure requirements of Statement of Financial Accounting Standard, or SFAS No. 123, “Accounting for Stock-Based Compensation”, for stock-based awards to employees. All stock-based awards to non-employees were accounted for at their fair value in accordance with SFAS No. 123 and related interpretations. For purposes of the pro forma disclosures required by SFAS No. 123, stock options granted subsequent to July 19, 2005, the date of filing our initial registration statement with the SEC, were valued using the Black-Scholes option-pricing model. Prior to July 19, 2005, we used the minimum value method permitted under SFAS No. 123.

We adopted SFAS No. 123R, “Share-Based Payment”, effective January 1, 2006. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. In addition, SFAS No. 123R requires the use of the prospective method for any outstanding stock options that were previously valued using the minimum value method. Accordingly, with the adoption of SFAS No. 123R, we will not recognize the remaining compensation cost for any stock option awards which had previously been valued using the minimum value method. In addition, SFAS No. 123R prohibits the use of pro forma disclosures for stock option awards valued under the minimum value method (i.e., our pre-July 19, 2005 stock option awards). Stock option awards granted prior to July 19, 2005, the date on which we filed our preliminary prospectus for our initial public offering with the SEC, that are subsequently modified, repurchased or cancelled after January 1, 2006 shall be subject to the provisions of SFAS No. 123R.

We use the modified prospective method under SFAS No. 123R for any stock options granted after July 19, 2005. The aggregate value of the unvested portion of stock options issued between July 19, 2005 and December 31, 2005 totaled $4.4 million as of December 31, 2005, net of estimated forfeitures. Beginning in 2006, this aggregate value will be recognized as compensation expense in our consolidated statement of operations ratably over the remaining vesting period. The adoption of SFAS No. 123R resulted in incremental stock-based compensation expense of $443,350, or $0.02 per basic and diluted share, for the three months ended March 31, 2006. Management continues to evaluate the use of stock-based equity awards and may consider other forms of equity-based compensation arrangements (such as restricted stock units), or reduce the volume of stock option award grants in the future.

Prospectively, we will use the Black-Scholes option-pricing model to estimate the fair value of equity-based compensation awards on the dates of grant. In accordance with Staff Accounting Bulletin 107, or SAB 107, based upon our stage of development and the short period of time that our common stock has been publicly traded on the Nasdaq National Market, we have used the following assumptions in the Black-Scholes option-pricing model to estimate the fair value of equity-based compensation awards:

Expected Term — the expected term has been determined using the simplified method for estimating expected option life of “plain-vanilla” options. Unless otherwise determined by the board or the compensation committee, stock options granted under the 2005 Stock Incentive Plan have a contractual term of seven years, resulting in an expected term of 4.75 years calculated under the simplified method.

Risk-Free Interest Rate — the risk-free interest rate for each grant is equal to the U.S. Treasury rate in effect at the time of grant for instruments with an expected life similar to the expected option term.

Volatility — the objective in estimating expected volatility is to ascertain the assumption about expected volatility that marketplace participants would likely use in determining an exchange price for an option. Because we have no options that are traded publicly and because of our limited trading history as a public company, our volatility assumption has been based upon an analysis of the trading of similar companies in the medical device and technology industries, consistent with the methodology used in 2005. We may change our volatility assumption in the future once we have a sufficient amount of historical information regarding the volatility of our share price. For the three months ended March 31, 2006, we have used a volatility rate assumption of 85% for stock option grants. We expect to use a volatility rate assumption of 85% for stock options granted during the remainder of 2006.

We have also estimated expected forfeitures of stock options upon adoption of SFAS No. 123R. In developing a forfeiture rate estimate, we have considered our historical experience, our growing employee base and the limited liquidity of our common stock. Actual forfeiture activity may differ from our estimated forfeiture rate.

Accounting for Income Taxes

We account for federal and state income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under the liability method specified by SFAS No. 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates.

As of December 31, 2005, we had federal and state net operating loss carryforwards of approximately $79.1 million and $71.6 million, respectively, available to reduce future taxable income, if any. The federal net operating loss carryforwards will expire between 2019 and 2025, while the state net operating loss carryforwards will expire between 2006 and 2010. We also had combined federal and state research and development credit carryforwards of $3.3 million at December 31, 2005, which begin to expire in 2019 if not utilized. Utilization of the net operating loss carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code Section 382 and similar state provisions. In the event of a deemed change in control under Internal Revenue Code Section 382, an annual limitation imposed on the utilization of net operating losses may result in the expiration of net operating loss carryforwards.

Due to uncertainty surrounding the realization of deferred tax assets through future taxable income, we have provided a full valuation allowance and no benefit has been recognized for the net operating loss and other deferred tax assets. Accordingly, a valuation allowance for the full amount of the deferred tax asset has been established as of December 31, 2005 and 2004 to reflect these uncertainties.

Related-Party Transactions

Medisystems Corporation is our primary supplier of completed cartridges, tubing and certain other components used in the System One disposable cartridge. The chief executive officer and sole stockholder of Medisystems is a member of our board of directors and owns approximately 9.4% of our outstanding common stock as of March 31, 2006. We purchased approximately $41,000, $232,000 and $896,000 of products and components from Medisystems during the years ended December 31, 2003, 2004 and 2005, respectively. We purchased approximately $126,000 and $759,000 of goods from Medisystems during the three months ended March 31, 2005 and 2006, respectively. We anticipate significantly increasing the amount of products that we purchase from Medisystems over the next few years. We do not have a long-term supply agreement with Medisystems, and we purchase products from Medisystems through purchase orders. We are currently negotiating a long-term supply agreement with Medisystems covering components, subassemblies and completed cartridges, although we cannot be certain that we will enter into an agreement with Medisystems. We believe that our purchases from Medisystems have been on terms no less favorable to us than could be obtained from unaffiliated third parties or through internal operations.

Off-Balance Sheet Arrangements

Since inception we have not engaged in any off-balance sheet financing activities except for leases which are properly classified as operating leases and disclosed in the “Liquidity and Capital Resources” section above.

Recent Accounting Pronouncements

Refer to “Accounting for Stock-Based Awards” in the “Summary of Critical Accounting Policies and Estimates” section above for a summary of the impact of adopting SFAS No. 123R to our consolidated financial statements during the three months ended March 31, 2006.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Exposure

Our investment portfolio consists primarily of high-grade commercial paper, high grade corporate bonds and debt obligations of various governmental agencies. We manage our investment portfolio in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain a high degree of liquidity to meet operating needs and obtain competitive returns subject to prevailing market conditions. Investments are made with an average maturity of less than six months and a maximum maturity of 12 months. These investments are subject to risk of default, changes in credit rating and changes in market value. These investments are also subject to interest rate risk and will decrease in value if market interest rates increase. Due to the conservative nature of our investments and relatively short effective maturities of the debt instruments, we believe interest rate risk is mitigated. Our investment policy specifies the credit quality standards for our investments and limits the amount of exposure from any single issue, issuer or type of investment.

As of December 31, 2005, we had outstanding debt of $3.1 million with a fixed interest rate of 7.0%. Movements in market interest rates could impact the fair value of our debt. As of December 31, 2005, the carrying amount of our debt approximated fair value.

Foreign Currency Exposure

We operate a manufacturing and research facility in Rosdorf, Germany. We purchase materials for that facility and pay our employees at that facility in Euros. In addition, we purchase products for resale in the United States from foreign companies and have agreed to pay them in currencies other than the U.S. dollar. As a result, our expenses and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. In periods when the U.S. dollar declines in value as compared to the foreign currencies in which we incur expenses, our foreign-currency based expenses increase when translated into U.S. dollars. Although it is possible to do so, we do not hedge our foreign currency since the exposure has not been material to our historical operating results. A 10% movement in the Euro would have had an overall impact to the statement of operations of approximately $260,000 for 2005, which would have been less than 0.9% of total annual expenses.

Equity Security Price Risk

As a matter of policy, we do not invest in marketable equity securities; therefore, we do not currently have any direct equity price risk.

BUSINESS

Overview

We are a medical device company that develops, manufactures and markets innovative systems for the treatment of ESRD and acute kidney failure. Our primary product, the NxStage System One, is a small, portable, easy-to-use hemodialysis system designed to provide physicians and patients improved flexibility in how hemodialysis therapy is prescribed and delivered. Given its design, the System One is particularly well-suited for home hemodialysis and more frequent, or “daily,” dialysis, which clinical literature suggests provides patients better clinical outcomes and improved quality of life. The System One is specifically cleared by the FDA for home hemodialysis as well as hospital and clinic-based dialysis. We believe the largest market opportunity for our product is the home hemodialysis market for the treatment of ESRD.

ESRD, which affects approximately 453,000 people in the United States, is an irreversible, life-threatening loss of kidney function that is treated predominantly with dialysis. Dialysis is a kidney replacement therapy that removes toxins and excess fluids from the bloodstream and, unless the patient receives a kidney transplant, is required for the remainder of the patient’s life. Over 70% of ESRD patients in the United States rely on life-sustaining dialysis treatment. Hemodialysis, the most widely prescribed type of dialysis, typically consists of treatments in a dialysis clinic three times per week, with each session lasting three to five hours. Approximately 8% of U.S. ESRD dialysis patients receive some form of dialysis treatment at home, most of whom treat themselves with peritoneal dialysis, although surveys of physicians and healthcare professionals suggest that a larger proportion of patients could take responsibility for their own care. We believe there is an unmet need for a hemodialysis system that allows more frequent and easily administered therapy at home and have designed our system to address this and other kidney replacement markets.

Measuring 15x15x18 inches, the System One is the smallest, commercially available hemodialysis system. It consists of a compact, portable and easy-to-use cycler, disposable drop-in cartridge and high purity premixed fluid. The System One has a self-contained design and simple user interface making it easy to operate by a trained patient and his or her trained partner in any setting prescribed by the patient’s physician. Unlike traditional dialysis systems, our System One does not require any special disinfection or preparation between treatments and its operation does not require specialized electrical or plumbing infrastructure or modifications to the home. Patients can bring the System One home, plug it in to a conventional electrical outlet and operate it, thereby eliminating what can be expensive plumbing and electrical household modifications required by other traditional dialysis systems. Given its compact size and lack of infrastructure requirements, the System One is portable, allowing patients freedom to travel. We believe these features provide patients and their physicians new treatment options for ESRD.

We market the System One to dialysis clinics for chronic hemodialysis treatment, providing clinics with improved access to a developing market, the home hemodialysis market, and the ability to expand their patient base by adding home-based patients without adding clinic infrastructure. The clinics in turn provide the System One to ESRD patients. For each month that a patient is treated with the System One, we typically bill the clinic for the rental of the machine and purchase of the related disposable cartridges and treatment fluids. Clinics receive reimbursement from Medicare, private insurance and patients for dialysis treatments. We commenced marketing the System One for chronic hemodialysis treatment in September 2004. As of May 15, 2006, 556 ESRD patients were using the System One at 104 different dialysis clinics. Substantially all of these patients are treated at home or are in training to treat themselves at home; the remaining patients are doing therapy in a clinic.

We are not responsible for, and do not provide, patient training. Training is provided by the patient’s dialysis clinic and takes place at the clinic primarily during the patient’s prescribed, often daily, two to three hour treatment sessions. Patient training, which typically takes two to three weeks, includes basic instruction on ESRD, operation of the System One and insertion by the patient or their partners of needles into the patient’s vascular access site. Clinics provide testing to patients and their partners at the conclusion of training to verify skills and an understanding of System One operation. Training sessions are reimbursed by Medicare, and there are no costs to the patient associated with this training.

Medicare reimburses the same amount for home and in-center hemodialysis treatments, up to three treatments per week. Payment for more than three treatments per week is available with appropriate medical justification. The adoption of our System One for more frequent therapy for ESRD could be slowed if Medicare is reluctant or refuses to pay for these additional treatments.

We also market the System One in the critical care market to hospitals for treatment of acute kidney failure and fluid overload associated with multiple diseases, including congestive heart failure, or CHF. It is estimated that there are over 200,000 cases of acute kidney failure in the United States each year. The System One provides an effective, simple-to-operate alternative to dialysis systems currently used in the hospital to treat these acute conditions. We commenced marketing the System One to the critical care market in February 2003. As of May 15, 2006, 55 hospitals were using the System One to deliver acute kidney failure and fluid overload therapy.

Market Opportunity

We focus on two principal markets: ESRD and critical care.

ESRD

Proper kidney function is critical to survival. A healthy human kidney removes waste products and excess water from the blood on a continuous basis. Without properly functioning kidneys, toxins and fluids build up in the body, leading to progressive poisoning, electrolyte imbalance and fluid overload. ESRD is fatal if left untreated.

The prevalence of ESRD, particularly in the United States, has increased in recent years due to the heightened incidence of contributing diseases such as diabetes, hypertension and obesity, overall aging of the population, decreasing mortality from conditions such as cardiovascular disease, and increasing use of drugs and other treatments for serious medical conditions that can cause damage to kidneys. According to the USRDS, the number of patients in the United States diagnosed with ESRD has almost doubled in the past decade to approximately 453,000 patients in 2003 from approximately 250,000 patients in 1993. According to the Journal of the American Society of Nephrology, the ESRD patient population in the United States is expected to continue to increase at a rate of 5% annually, reaching approximately 650,000 patients by 2010. Worldwide, the total diagnosed ESRD patient population is estimated at 1.7 million in 2003.

In order to survive, ESRD patients must either receive dialysis treatment for the remainder of their lives or obtain a kidney transplant. Due to the limited number of available organs, as well as the incidence of organ transplant rejection, over 70% of ESRD patients rely on dialysis to sustain their lives.

Medicare provides comprehensive and well-established reimbursement in the United States for ESRD. As a result of legislation passed more than 30 years ago, ESRD is the only medical condition for which Medicare coverage is offered to virtually the entire United States patient population, regardless of age or financial circumstances. Medicare currently covers over 80% of the ESRD population in the United States and is typically the primary payor. When Medicare is the primary payor, it reimburses 80% of the Medicare composite rate, a reimbursement rate set by Congress intended to cover nearly all costs associated with dialysis treatment. Secondary insurance or the patient covers the remaining 20% of the expenses. There is some regional variation in the composite rate, but the national average rate, based on three treatments per week, is currently approximately $23,244 per patient per year for dialysis treatments performed at independent clinics and $24,024 per patient per year for dialysis treatments performed at hospital-based dialysis facilities. Although Congress has periodically adjusted the composite rate, changes have been minimal and infrequent.

Critical Care

Acute Kidney Failure.  Acute kidney failure, the temporary loss of kidney function, frequently occurs in conjunction with other serious medical conditions, particularly loss of other organ functions, severe infection, poisoning or post-surgical trauma. Regardless of the cause, patients experiencing acute kidney failure require some form of kidney replacement therapy, and will die if untreated. It is estimated that there are over 200,000 cases of acute kidney failure in the United States each year.

Fluid Overload for Congestive Heart Failure.  CHF is a common form of heart failure that typically results in fluid overload, a patient’s inability to dispose of fluids, often leading to swelling of the legs and ankles and congestion in the lungs. Fluid overload can result in further impairment of heart function, which, in turn, further reduces the patient’s ability to remove fluid. If untreated, fluid overload from CHF will lead to death. Approximately five million people in the United States suffer from CHF, and the incidence of CHF is increasing. According to the American Heart Association, it is estimated that 550,000 new cases of CHF are diagnosed in the United States annually. There are approximately one million patients discharged from hospitals annually for the treatment of fluid overload associated with CHF.

Traditional Dialysis Treatment Alternatives for ESRD

There are three principal dialysis treatment alternatives for patients with chronic kidney disease: in-center hemodialysis, peritoneal dialysis and home hemodialysis.

In-Center Hemodialysis.  Hemodialysis, the most common dialysis treatment for ESRD patients, is a process by which waste products and excess fluid are removed from the blood extracorporeally, or outside the body. In hemodialysis, the patient’s blood flows through plastic tubes from the patient’s vascular access, generally in the patient’s forearm, through a dialyzer that acts as an artificial kidney to separate toxins from the blood. In the dialyzer, the blood flows through a semi-permeable membrane, which is surrounded by dialysate solution. Toxins migrate across this membrane from the blood into the dialysate. The dialysate, consisting of purified water, small amounts of electrolytes and other chemicals, carries away the toxins and excess water from the patient and is disposed. The cleansed blood is returned to the patient in a continuous process.

Over the past three decades, reimbursement and dialysis center economics have led to a typical hemodialysis treatment program requiring the patient to commute to a dialysis center three times per week for treatment sessions lasting three to five hours each, excluding travel time. Most dialysis clinics are outpatient facilities structured to treat more than one patient at a time. According to the Medicare Payment Advisory Commission, the average dialysis clinic has 17 hemodialysis stations. Patients usually are treated in one large room and are in relatively close proximity to one another. Each station includes a treatment chair and a large, stationary hemodialysis machine that is connected to the clinic’s central water purification system used to prepare dialysate. In order to prepare for treatment, a dialysis technician or nurse sets up the hemodialysis equipment and threads a disposable dialysis tubing set through the machine. After the tubing set is threaded through the dialysis machine’s pumps and sensors, the technician or nurse connects a filter to the tubing set. The technician then primes the system with saline to remove air from the tubing set and filter. After the system is primed, the nurse or technician inserts needles into the patient’s vascular access site, generally the patient’s forearm, connects the patient to the tubing set and starts treatment. Treatment lasts between three and five hours as the dialysis machine cleanses the patient’s blood. After treatment, the nurse or technician disconnects the patient from the tubing and starts to disinfect the machine before the next patient can begin therapy. The patient’s condition is checked after treatment and, if stable, the patient leaves the center and travels home until his or her next treatment. At the end of each day, a more extensive disinfection process of the dialysis equipment is required because, during treatment, the dialysate used to cleanse a patient’s blood comes in direct contact with the machine.

According to the USRDS, approximately 91% of United States ESRD dialysis patients received hemodialysis treatment in 2003, of which approximately 99% received treatment in a dialysis center. Currently, there are approximately 4,500 Medicare-certified dialysis outpatient facilities in the United States, either freestanding or hospital-based, each operating under the supervision of a medical director with a team of licensed nurses, trained technicians, dieticians and social workers. The average dialysis center performs approximately 9,000 treatments per year, or approximately 25 per day, based on three treatments per week, with Medicare reimbursing approximately $23,244 per patient per year for dialysis treatments performed at independent clinics and approximately $24,024 per patient per year for dialysis treatments performed at hospital-based dialysis facilities. Although hemodialysis performed in a dialysis clinic is an effective therapy for many ESRD patients, it has a number of shortcomings:

•	Clinical Limitations of Three Times-Per-Week Treatment Convention. While healthy kidneys continuously remove toxins and excess water from the body, in-center hemodialysis consists of episodic sessions with long intervals in between treatments, which can be harsh and stressful on the body. Toxins and fluids build up between treatments, often leading to a number of acute and chronic health problems, including cardiovascular disease, hypertension, anemia, or low red blood cell count, malnutrition, fluid and electrolyte imbalance, calcium deficiency, headaches, nausea, hypotension, decreased mental acuity and an overall lack of strength and vitality.

•	Patient Quality of Life. Patients have limited choice as to the clinic at which they will receive treatment, especially in rural settings where only one clinic may be within driving distance. Because many dialysis centers operate near capacity, patients often have little choice in selecting their treatment schedule or making changes to accommodate many daily activities, including employment. Patients are typically assigned a morning, afternoon or evening time slot on a Monday — Wednesday — Friday or Tuesday — Thursday — Saturday regimen. If unable to make a scheduled appointment, a patient may be forced to skip therapy, possibly leading to further ill health. Multi-day travel away from home is problematic given the difficulty of coordinating care at a different dialysis center. Given the serious medical conditions of ESRD patients, approximately 65% of whom die within the first five years of therapy, the general atmosphere in the clinic can be stressful. This stress can negatively impact a patient’s overall emotional well-being and significantly diminish the patient’s quality of life.

•	Increased Risk of Infection. Clinical data from our study comparing home-based and center-based dialysis with the System One suggests that the risk of infection is higher among patients receiving in-center hemodialysis than among patients using home hemodialysis. We believe that breakdown in standard infection-control practices, sharing of dialysis machines, reuse of dialyzers and physical proximity to other infected patients may contribute to this increased risk of infection.

Peritoneal Dialysis.  Peritoneal dialysis, or PD, is a home-treatment option generally best suited for ESRD patients who have residual kidney function or relatively low body weight. PD is the process by which waste products are removed from the blood by use of the patient’s peritoneum. The peritoneum is a large membrane enclosing the internal organs located in the abdominal cavity. PD treatments are typically self-administered by patients in their homes. To administer PD, a catheter is surgically implanted to provide access to the abdominal cavity. Through this catheter, dialysate is introduced into the patient’s body and the peritoneum acts as a natural dialyzing membrane. After approximately four to six hours, the dialysate is drained from the patient’s body and disposed. These exchanges of fresh and used dialysate are typically performed four to five times a day. Some patients do prolonged exchanges at night, and may require an additional exchange during the day. Patients will typically have two to three liters, or four to seven pounds, of dialysate in their abdomens during therapy.

According to USRDS, in the United States approximately 7% of new dialysis patients begin treatment on PD, with the remainder starting on hemodialysis. In 2003, the number of patients receiving PD was approximately 26,000, representing approximately 8% of all ESRD dialysis patients in the United States.

Patients receiving PD may experience less fluctuation in toxin, electrolyte and water levels due to treatment on a daily basis. Because PD is almost exclusively a home therapy, it has significant quality of life benefits; therapy can be conducted where and when the patient desires, including during nighttime when the patient is asleep. Although PD provides a clinically effective and more flexible treatment alternative to in-center hemodialysis, there are limitations with this form of dialysis.

•	Patient Eligibility Limitations. Clinical literature suggests that PD may be an effective dialysis treatment only for a subset of the ESRD patient population. It may be difficult for patients to receive adequate therapy particularly if they have a large body mass or have no residual renal function.

•	Turnover of Patients from PD to Hemodialysis. According to USRDS, over 20% of patients who initiate PD therapy switch to hemodialysis within five years. In addition, after five years, less than 2% of patients who initiate therapy on PD remain on that therapy. Over time, many patients using PD must shift to hemodialysis or receive a transplant when either loss of residual kidney function becomes sufficiently severe or the peritoneal membrane deteriorates so that it no longer has sufficient dialytic capacity.

•	Risk of Peritoneal Infection and Other Complications. PD has been reported to be associated with an increase in peritonitis, an infection of the peritoneum, and catheter exit site infection. In addition, some PD patients often suffer from obesity due to the dextrose load contained in PD fluids and muscular back pain associated with carrying large quantities of fluid in the abdomen.

•	Abdominal Fullness; Negative Body Image. Patients typically have two to three liters, or four to seven pounds, of dialysate fluid in their abdomen during therapy, which is performed a few times during the day. This volume of fluid can cause patients to feel uncomfortable and self-conscious of their bloated abdomen. Some patients also complain of a negative body image associated with the catheter that protrudes from their belly, which allows the peritoneal dialysate fluid to be added to, or emptied from, the peritoneal cavity.

Home Hemodialysis.  Fewer than one percent of all hemodialysis patients are currently treated at home. These home hemodialysis patients typically use traditional hemodialysis equipment and must follow all of the same treatment procedures used in a dialysis clinic, including dialysis system set-up, treatment delivery, system disassembly and system disinfection and maintenance. Home hemodialysis offers patients the flexibility to determine their own treatment schedule and thus enhances their overall quality of life. In addition, recent studies suggest that therapy administered more frequently than the typical clinical regimen of three times per week better mimics the natural functioning of the human kidney and can lead to improved clinical outcomes.

While the home represents a viable setting for hemodialysis, from both a clinical and quality of life standpoint, adoption of home hemodialysis has been limited, in large part, due to the complexity and infrastructure needs associated with existing hemodialysis equipment. We believe key limitations to adoption have been:

•	Traditional system complexity. Traditional systems are complex and optimized for use by skilled dialysis nurses or technicians; it is often difficult for patients to operate and be trained on these systems.

•	Large, bulky size and special infrastructure requirements. Traditional systems are bulky in size and consume a large amount of space within the home. These systems typically require specialized and costly household electrical and plumbing modifications to accommodate the dedicated circuit and high pressure, high volume water delivery required to operate the equipment. Since Medicare and private insurance generally do not cover these modification costs, patients often cover these costs themselves in addition to the incremental ongoing utility costs associated with this specialized electrical and plumbing infrastructure.

•	Lack of portability. Due to the large size, weight and special infrastructure requirements, traditional systems are a permanent fixture in the patient’s home. As a result, treatment is limited strictly to the home, making patient travel with these systems almost impossible.

•	Disinfection and maintenance requirements. Equipment disinfection and maintenance requirements are complex and increase the amount of time needed to set up and disassemble equipment between treatments.

In addition to patients performing home hemodialysis with traditional equipment, a small number of patients perform daily hemodialysis at home using a machine designed by another company specifically for home use. This home use system addresses the complexity and ease-of-use issues associated with traditional dialysis equipment, however, it is not readily portable and requires permanent plumbing modifications to the home.

Traditional Dialysis Treatment Alternatives for Critical Care

Current Dialysis Treatment Alternatives for Acute Kidney Failure.  Physicians currently treat most acute kidney failure cases using conventional hemodialysis equipment. Because these machines require water processing equipment and significant space, they are generally ill suited for the constrained space of the intensive care unit, or ICU. Recent studies suggest clinical outcomes improve when longer or continuous dialysis therapy is delivered to acute kidney failure patients. However, this therapy is difficult to accomplish using traditional equipment because a skilled dialysis nurse or technician must be called in to set-up, operate and disassemble the equipment. Given the shortage of dialysis nurses, it is rarely feasible to dedicate a dialysis nurse to the care of just one patient for a prolonged or continuous period.

A smaller percentage of acute kidney failure patients are treated using systems designed specifically for critical care use. These systems are smaller and more portable than traditional dialysis equipment. They do not rely on site-of-care water processing and, because they are less complex, do not need to be operated by a specialized dialysis nurse. These systems are also designed to provide prolonged and continuous therapy. The primary limitation of these ICU specific systems is that they rely upon scale-based technology to weigh and balance fluids used and removed during therapies. These scales require nursing interventions to routinely and periodically empty waste fluid bags and rehang empty bags to ensure continued treatment.

ICU specific dialysis equipment is also capable of performing hemofiltration, a variation of hemodialysis therapy. Many physicians prefer hemofiltration to hemodialysis for the treatment of acute kidney failure. Both therapies mechanically clean the blood; the difference between the therapies is how the blood is cleaned in the dialyzer. In hemofiltration, the dialyzer acts as a sieve that strains out wastes and toxins from the blood. In hemodialysis, the dialyzer acts as a rinsing bath where wastes and toxins in the blood diffuse, like tea from a tea bag, into the clean dialysate passed through the dialyzer. While dialysis systems designed specifically for use in the ICU are capable of performing both forms of therapy, traditional dialysis equipment is typically limited to hemodialysis.

Current Treatment Alternatives for Fluid Overload.  Conventional fluid overload treatment for CHF primarily consists of pharmaceutical therapies. Drug regimented treatment, however, is time-consuming, as it can take several days to reach the desired fluid reduction. Non-pharmacological treatments consist of salt and fluid intake restrictions as well as limited use of another membrane-based filtration mechanism, known as ultrafiltration, using dialysis equipment. Ultrafiltration involves the mechanical removal of fluids from the blood through a dialyzer. Although currently used in a very small number of cases, ultrafiltration has been shown to be an effective treatment for patients with fluid overload. To date, it has not been broadly adopted because it is a less well-known and less well-studied treatment modality for these patients. Physicians who use ultrafiltration to treat their patients for fluid overload typically use dialysis equipment. However, traditional dialysis equipment is not well-suited for this application because of its size and complexity.

The NxStage Solution

  The System One

Our primary product, the NxStage System One, is a small, portable, easy-to-use hemodialysis system, which incorporates multiple design technologies and features.

The System One is comprised of the following components:

•	The NxStage Cycler. A compact portable electromechanical device containing pumps, control mechanisms, safety sensors and remote data capture functionality.

•	The NxStage Cartridge. A single-use, integrated treatment cartridge that loads simply and easily into the cycler. The cartridge incorporates a proprietary disposable volumetric fluid management system and includes a pre-attached dialyzer. This fully disposable design eliminates any contact between the dialysis machine and the dialysate, thereby avoiding complex disinfection requirements associated with traditional systems.

•	Premixed Dialysate. The System One uses high-purity, premixed dialysate for hemodialysis applications. The volume of fluids used varies with treatment options and prescription, but typical weekly volumes are similar to the amount of dialysate used by a patient on PD therapy. Currently, we supply all of our premixed dialysate in five liter bags. In March 2006, we received FDA clearance for the PureFlow SL module, a proprietary dialysate preparation product to be used with the System One, which allows for the automated preparation of dialysate fluid in the patient’s home using ordinary tap water and dialysate concentrate thereby eliminating the need for bagged fluid. We expect to commercially launch this product beginning in July 2006.

Treatment with the System One begins with the operator loading the disposable treatment cartridge into the cycler. The cartridge, including all safety systems, automatically engages when the cycler door is closed. The System One does not require the threading of tubing sets associated with other hemodialysis systems. The operator then connects the cartridge to a fluid source to start the system’s automated priming sequence. After priming is complete, the cartridge tubing must be connected to the patient’s catheter, port or other vascular access site. Using a simple touch pad, the operator enters the prescribed therapy into the System One cycler, including the amount of fluid desired to be removed from the patient. The operator connects the cartridge to a dialysate source. The operator then presses a button to begin treatment. At the end of treatment, the cycler returns the blood in the cartridge back to the patient. The patient is disconnected from the cartridge and the cartridge is discarded. The operator wipes down the outside of the cycler and the work area with a cloth wet with diluted bleach. The System One is then ready for the next treatment.

Benefits of the System One

The System One presents a new hemodialysis treatment alternative for ESRD, acute kidney failure and fluid overload. Our system is designed to address the needs of patients, physicians and other healthcare providers by providing the following benefits:

•	Versatility. We have developed the System One so that the same system can be used in clinical or non-clinical settings, for either chronic or critical care. In addition, the system can be used, with minor adjustment to the cartridge, for hemodialysis, hemofiltration or ultrafiltration. This versatility reduces the need for dialysis clinics and hospitals to purchase and provide training on multiple systems for different therapies.

•	Portability. The size and mobility of the System One, which weighs approximately 75 pounds and measures 15x15x18 inches, is flexible enough to use in any environment prescribed by the physician, including the patient’s home, dialysis clinic, ICU and CCU. When therapy is prescribed in the home, we ship the necessary supplies, including disposable cartridges and fluids, directly to the patient. If the patient travels with the System One, we ship the necessary disposables to the patient’s destination.

•	Simplicity and Convenience. The System One is designed for simple operation and convenience. It employs a drop-in cartridge, avoiding the “threading” of tubing sets required by other equipment and is operated by an icon-based touch pad that is simple and intuitive. Because our System One uses volumetric rather than scale-based fluid balancing, bags do not need to be emptied and rehung. Complexities and risks associated with water processing and disinfection are minimized or eliminated with the System One because we use premixed bagged fluids and because there is no contact between any of the treatment fluids and the cycler. In addition, our disposable products do not require disinfection. The only operator disinfection required for the system is the wipe down of the outside of the System One after each treatment and a once monthly wipe down of an interior sensor to remove any dust and debris. Our PureFlow SL module, which we plan to commercially launch in the chronic care market beginning in July 2006, will not require any special disinfection because it uses disposable components.

•	No unique infrastructure requirements. The System One and PureFlow SL module can plug into any standard grounded outlet. Our bagged fluids eliminate the need for any customized water source at the site of treatment, facilitating therapy in any setting, especially the ICU and patient travel destinations. Our PureFlow SL module has no unique household water requirements and works with standard water pressures and volumes. It can be hooked up to a sink or any other standard water line with a simple connection and no special infrastructure requirements are necessary. Waste dialysate is discarded to any drain.

•	Highly responsive customer support and service. We offer 24 hour per day, seven day per week customer support service through a team of experienced nurses and engineers. Due to the portability of the System One, we are able to offer an overnight equipment exchange program, avoiding the need for a large field service organization.

•	Designed for safety. With automatic loading and calibration of all safety systems and simple dialysate solution preparation, the System One is designed to minimize operator error, although such errors do still occur. The cartridge is preconnected to a filter to reduce connection error. Our cycler includes redundant safety systems, which provide further protection to patients undergoing treatment. We have received several reports of operator error from both patients in the home hemodialysis setting and nurses in the critical care setting. To our knowledge, none of these reported instances of operator error with the System One caused death or permanent medical injury.

•	High fluid purity. Our fluids, whether bagged or prepared by the Pureflow SL module, meet United States Pharmacopeia, or USP, standards for fluid purity and exceed the Association for the Advancement of Medical Instrumentation, or AAMI, industry standards for dialysate purity. Recent studies have shown that the use of high purity dialysate, which exceeds AAMI standards, helps in the reduction of inflammatory disorders commonly experienced by ESRD patients.

For the chronic care market, the System One, which is specifically FDA cleared for hemodialysis use in the home, is designed to make home treatment and more frequent treatment easier and more practical. Although not performed using our product, studies suggest that therapy administered five to six times per week, commonly referred to as daily therapy, better mimics the natural functioning of the human kidney and can lead to improved clinical outcomes, including reduction in hypertension, improved anemia status, reduced reliance on pharmaceuticals, improved nutritional status, reduced hospitalizations and overall improved quality of life as patients feel better. A significant body of published literature also supports the clinical and quality of life benefits associated with home dialysis therapy. We believe traditional equipment cannot satisfy the demand for home and more frequent treatment due to its complexity, lack of portability, size and infrastructure requirements. The costs of delivering more frequent therapy in center, as well as clinic scheduling limitations, present further obstacles to the broader adoption of more frequent therapy, and we believe the System One addresses many of the barriers to more frequent and home therapy.

For the critical care market, our System One is designed to offer clinicians an alternative that simplifies the delivery of acute kidney replacement therapy and makes longer or continuous critical care therapies easier to deliver. Because of its small size, portability and lack of infrastructure requirements, our system can be easily moved between patient rooms, set up and taken down. It can also be easily moved from the ICU to the CCU or telemetry floor to treat patients with fluid overload. Our use of volumetric balancing rather than scales eliminates the frequent nursing interventions required by existing ICU dialysis systems. The ability of our system to perform hemofiltration, for which the System One is also FDA cleared in addition to hemodialysis, is advantageous, as many clinicians choose to prescribe this therapy for patients with acute kidney failure.

Our Strategy

Our goal is to become the leading provider of home hemodialysis systems, addressing the market opportunity for a hemodialysis treatment that allows freedom from the regimen of traditional in-center dialysis and enables patients to improve the quality of their life. In the critical care market, we intend to become a leading provider of dialysis systems addressing acute kidney failure and fluid overload.

To achieve these objectives, we are pursuing the following business strategies:

•	Promote high ESRD patient and physician awareness of the benefits of the System One. We are increasing our efforts to educate ESRD patients, nurses, technicians and physicians about the clinical and lifestyle benefits of the System One home and more frequent hemodialysis and about the ease-of-use and portability of the System One. Primarily through cooperative marketing initiatives with our dialysis clinic customers, we are currently expanding our patient and physician education programs.

•	Drive adoption of the System One through a targeted sales and marketing program focused on selected dialysis clinics and hospitals in both the chronic care and critical care markets. We intend to significantly expand our direct sales and marketing force to address our two markets. In the chronic care market, we intend to primarily target leading dialysis clinics with experience in home dialysis therapies. We believe the System One is complementary to our customers’ existing in-center dialysis services, providing these customers improved access to the developing home and more frequent hemodialysis markets and the ability to expand their patient base by adding home patients without adding clinic infrastructure. In the critical care market, we intend to continue to target leading institutions that we believe can benefit from the versatility of our system to address a number of critical care applications. Through our specialized sales force, we have placed the System One in several dialysis clinics, including some owned by national providers as well as other prominent medical institutions. We intend to increase the number and enhance the scope of our key customer relationships and drive adoption of our product.

•	Leverage our existing technology and continue to innovate the System One. We will continue to invest in research and development to enhance our existing product. Our development team integrates skills across the range of technologies required to innovate dialysis systems, including: filters, tubing sets, mechanical systems, fluids, software and electronics. Our PureFlow SL module, which we plan to commercially launch beginning in July 2006, is the most recent example of our ongoing product development efforts.

•	Focus on developing operations in the United States. For the near and intermediate-term, we are focusing our efforts on the U.S. market. We believe there is a substantial opportunity outside the United States for the System One and plan, over the long-term, to pursue international growth when we have developed the appropriate scale and infrastructure to expand into other geographic regions.

Sales and Marketing

We sell our products in two markets: the chronic market and the critical care market. We have separate marketing and sales efforts dedicated to each market. In 2005, sales to Clarian Health Partners represented 10.0% of our total revenues, sales to Renal Care Group represented 12.4% of our total revenues and sales to Wellbound, Inc. represented 10.5% of our total revenues. No other single customer represented 10% or more of our revenues in 2005.

Chronic Care

In the chronic care market, our customers are independent dialysis clinics as well as dialysis clinics that are part of national chains. Since Medicare regulations require that all chronic ESRD patients be under the care of a dialysis clinic, whether they are treated at-home, in-clinic or with a kidney transplant, we do not, and cannot, sell the System One directly to chronic care patients.

We have a chronic care direct sales force that calls on dialysis clinics. In addition to specialized sales representatives, we also employ nurses on our chronic care sales force to serve as clinical educators to support our sales efforts.

Currently, there are approximately 4,500 Medicare-certified dialysis outpatient facilities in the United States. Ownership of these clinics is highly consolidated with DaVita controlling approximately 27%, and Fresenius controlling approximately 33% after giving effect to Fresenius’ acquisition of Renal Care Group and assuming the completion of its recently announced sale of approximately 100 clinics to the National Renal Institutes. Independent clinics and hospitals represent the approximately 40% of remaining clinics. Because the chronic care market is highly concentrated with some vertically integrated suppliers, it is possible, with a relatively small sales force, for us to target and market to only those clinics that we believe would be interested in our system. Our customers include independent clinics as well as large chains.

After renting or selling a System One to a clinic, our sales representatives and clinical educators train the clinic’s nurses and dialysis technicians on the proper use of the system using proprietary training materials.

We then rely on the trained technicians and nurses to train home patients and other technicians and nurses using the System One, rather than sending our sales representatives and nurses back to the clinic to train each new patient, nurse or technician. This approach also allows the clinic and physician to select, train and support the dialysis patients that will use our system, much the same way as they manage their patients who are on home peritoneal dialysis therapy.

We began marketing the System One to perform hemodialysis for ESRD patients in September 2004. As of May 15, 2006, there were 556 patients with chronic ESRD using the System One.

Critical Care

In the critical care market, because both acute kidney failure and fluid overload are typically treated in hospital intensive care units, our customers are hospitals. We are specifically focusing our sales efforts in the critical care market on those large institutions that we believe are most dedicated to increased and improved dialysis therapy for patients with acute kidney failure and believe in ultrafiltration as an earlier stage treatment option for fluid overload associated with multiple diseases, including congestive heart failure.

We have a critical care direct sales force that calls on hospitals. In addition to specialized sales representatives, we also employ nurses in our critical care sales force to serve as clinical educators to support our sales efforts.

The System One for the critical care market has a list price of $28,000; this price does not include the related disposables required for each treatment. After selling or placing a System One in a hospital, our sales representatives and clinical educators train the hospital’s ICU nurses on the proper use of the system using proprietary training materials. We then rely on the trained nurses to train other nurses. By adopting this “train the trainer” approach, our sales representatives and nurses do not need to return to the hospital each time a new nurse needs to be trained.

We began promoting our System One product for use in the critical care market in February 2003. As of May 15, 2006, we had 55 hospitals as critical care customers.

Customer Support Services

We use a depot service model for equipment servicing and repair for the chronic care market. If a device malfunctions and requires repair, we arrange for a replacement device to be shipped to the site of care, whether it is a patient’s home, clinic or hospital, and for pick up and return to us of the defective system. This shipment is done by common carrier, and, as there are no special installation requirements, the patient, clinic or hospital can set up the new machine in a matter of minutes. In addition, we ship monthly supplies via common carrier and courier services directly to chronic care patients, dialysis clinics and hospitals.

In addition to depot service, the critical care market also demands field service calls for cycler servicing and repair. The nature of the hospital environment, coupled with the practices of other ICU dialysis equipment suppliers, frequently necessitates on-site clinical support for our systems installed in this environment.

We maintain telephone service coverage 24-hours a day, seven days a week, to respond to technical questions raised by patients, clinics and hospitals concerning our System One product. In addition, due to the intense nature of the needs of patients with acute kidney failure and fluid overload, our critical care sales representatives and technical specialists are personally available to answer questions 24 hours a day, seven days a week. We generally do not handle clinical questions or issues from patients, but instead refer them to their physician or dialysis clinic.

Billing

In the chronic care market, we typically rent the System One, and sell the related disposables, to the dialysis clinics, and bill the clinics monthly for each system and all disposables used by their patients. In the critical care market, we rent or sell our systems, and sell all related disposables, to hospitals and bill the hospitals directly. The clinics and hospitals then bill their treated patients’ insurance providers, usually Medicare, for the treatment provided.

Clinical Experience and Results

Over one hundred published articles have reported on the benefits of daily dialysis therapy. Although these publications were based on studies that did not use our product, the literature strongly supports that daily hemodialysis therapy can lead to improved clinical outcomes, including reduction in hypertension, improved anemia status, reduced reliance on pharmaceuticals, improved nutritional status, reduced hospitalizations and overall improved quality of life as patients feel better.

Recently, we announced the first enrollment of a patient in our post-market FREEDOM study (Following Rehabilitation, Economics, and Everyday Dialysis Outcome Measurements) designed to quantify the clinical benefits and cost savings of daily home therapy administered to Medicare patients with the NxStage System One versus conventional thrice-weekly dialysis. The FREEDOM Study is a prospective, multi-center, observational study, which will enroll up to 500 Medicare patients in up to 70 clinical centers over what is expected to be a two-year period. It will compare Medicare patients using the NxStage System One with a matched cohort of patients from the USRDS patient database treated with traditional in-center thrice weekly dialysis, to help define differences in the cost of care and patient outcomes between the daily home setting and the dialysis clinic setting. Comparing the study group of patients using the NxStage System One to a USRDS database group matched in terms of demographics, co-morbidities, geography, number of years on dialysis, and other key factors, should allow a valuable comparison to be made without the time and cost challenges of a crossover study, in which patients would be followed for a given time on each type of therapy.

Our goal is to provide further insights into more frequent dialysis and its cost-effectiveness as well as to confirm the significant reported potential benefits of daily therapy on patient quality of life and rehabilitation. Published U.S. government data estimates the total health care cost burden of a Medicare dialysis patient at approximately $65,000 annually, with dialysis services representing approximately 25% of this cost, while the cost of hospitalizations, drugs and physician fees make up more than 50%. It is believed daily therapy may materially reduce overall Medicare costs for the care of chronic dialysis patients, particularly through reduced hospitalization and drug costs.

In addition to the FREEDOM study, we conducted two significant clinical trials with the System One for ESRD therapy, a post-market study of chronic daily hemofiltration and a study under an FDA approved IDE. We are currently conducting a study of ultrafiltration with the System One for fluid overload associated with CHF.

In the IDE study, we compared center-based and home-based daily dialysis with the System One. That study was a prospective, multi-center, two-treatment, two-period, open-label, cross-over study. The first phase of the study consisted of 48 treatments, six per week, in an eight week period performed in-center, while the second phase consisted of the same number of treatments performed in an in-home setting. Between the two phases, there was a two-week transition period conducted primarily in the patient’s home. Prior to study initiation, enrolled patients were to have been on at least two weeks of daily hemodialysis with the System One in an in-center environment. The objective of the study was to evaluate equivalence on a per treatment basis between the delivery of hemodialysis with our system in-center and at home. The result of the investigation showed that hemodialysis in each setting was equivalent.

Research and Development

Our research and development organization has focused on developing innovative technical approaches that address the limitations of current dialysis systems. Our development team has skills across the range of technologies required to develop and maintain dialysis systems. These areas include filters, tubing sets, mechanical systems, fluids, software and electronics. In response to physician and patient feedback and our own assessments, we are continually working on enhancements to our product designs to improve ease-of-use, functionality, reliability and safety. We also seek to develop new products that positively supplement our existing product offerings and intend to continue to actively pursue opportunities for the research and development of complementary products.

For the years ended December 31, 2003, 2004 and 2005, we incurred total research and development expenses of $4.5 million, $6.0 million and $6.3 million, respectively.

Intellectual Property

We seek to protect our investment in the research, development, manufacturing and marketing of our products through the use of patent, trademark, copyright and trade secret law. We own or have rights to a number of patents, trademark, copyrights, trade secrets and other intellectual property directly related and important to our business.

As of March 31, 2006, we had 21 issued U.S. and international patents and 51 U.S., international and foreign pending patent applications.

Patent No.	Regime	Filed	Expiration Date	Description

6,254,567	U.S.	2/23/2000	2/21/2019	Addresses fluids requirement by regenerating dialysate
6,554,789	U.S.	2/25/2000	2/9/2017	Panels defined by seals and overlying panels
6,572,576	U.S.	7/7/2001	7/2/2021	Leak detection by flow reversal
6,572,641	U.S.	4/9/2001	4/4/2021	Fluid warmer that removes air
6,579,253	U.S.	2/25/2000	2/9/2017	Balancing chambers are defined by panels of the circuit
6,582,385	U.S.	2/19/1998	2/14/2018	Addresses fluids requirement by purifying waste
6,589,482	U.S.	2/25/2000	2/9/2017	Panels form a combination to mutually displace waste and replacement fluid
6,595,943	U.S.	2/25/2000	2/9/2017	Blood pressure control in filter to optimize throughput
6,638,477	U.S.	2/25/2000	2/9/2017	Divert part of waste stream to control ultrafiltration or rinse
6,638,478	U.S.	2/25/2000	2/9/2017	Mechanically coupled flow assemblies that balance flow of incoming and outgoing fluid streams, respectively
6,649,063	U.S.	7/12/2001	7/7/2021	Using the filter to generate sterile replacement fluid
6,673,314	U.S.	2/25/2000	2/9/2017	Supply notification including third-party notification by network
6,702,561	U.S.	7/12/2001	7/7/2021	Potting distribution channel molded into filter housing
6,743,193	U.S.	7/17/2001	7/12/2021	Hermetic valve design
6,830,553	U.S.	2/25/2000	2/9/2017	Sterile filter in replacement fluid line
6,852,090	U.S.	5/24/2001	2/9/2017	Balancing chambers are defined by circuit portions defined in cooperation with the base
6,872,346	U.S.	3/20/2003	3/15/2023	Manufacturing method for filters using radiant heat to seal filter fibers
6,955,655	U.S.	6/27/2001	2/9/2017	Frequent treatment with simple setup
6,979,309	U.S.	1/7/2002	2/9/2017	New frequent hemofiltration
7,004,924	U.S.	10/19/98	2/11/2018	Methods, systems, and kits for the extracorporeal processing of blood
EP969887	EP (UK)	8/15/1999	2/9/2017	Frequent treatment with simple setup

Patents for individual products extend for varying periods of time according to the date a patent application is filed or a patent is granted and the term of the patent protection available in the jurisdiction granting the patent. The scope of protection provided by a patent can vary significantly from country to country.

In addition to our patents and pending patent applications in the United States and selected non-U.S. markets, we use trade secrets and proprietary know-how in our products. Any of our trade secrets,

know-how or other technology not protected by a patent could be disclosed to, or independently developed by, a competitor.

Our strategy is to develop patent portfolios for our research and development projects. We monitor the activities of our competitors and other third parties with respect to their use of intellectual property. We intend to aggressively defend the patents we hold, and we intend to vigorously contest claims other patent holders may bring against us.

The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. While we attempt to ensure that our products and methods do not infringe other parties’ patents and proprietary rights, our competitors may assert that our products, or the methods that we employ, are covered by patents held by them. In addition, our competitors may assert that future products and methods we may market infringe their patents.

We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationship with us. We also require our employees to agree to disclose and assign to us all inventions conceived by them during their employment with us. Similar obligations are imposed upon consultants and advisors performing work for us relating to the design or manufacture of our product. Despite efforts taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

Manufacturing

The manufacture of our products is accomplished through a complementary combination of outsourcing and internal production. Specifically, we assemble, package and label our disposable cartridges for the critical care market within our 45,000 square foot facility in Lawrence, Massachusetts. We also manufacture our dialyzers internally, within our 5,000 square foot facility in Rosdorf, Germany. We outsource the manufacture of our premixed dialysate and the System One cycler, cartridges for the chronic care market and sterilization of our disposable cartridges.

The manufacturing process for our disposable cartridges for the critical care market includes the inspection, assembly, testing, packaging, and sterilization of components that have been manufactured to our specifications by various suppliers. We have single-source suppliers of components, but in most instances there are alternative sources of supply available. Where obtaining a second source is more difficult, we have tried to establish supply agreements that better protect our continuity of supply. These agreements, currently in place with several key suppliers, are intended to establish commitments to supply product. We do not have supply agreements in place with all of our single-source suppliers.

We have not made commitments to suppliers as exclusive providers of a particular product except KMC Systems, Inc., the outsourced manufacturer of the System One cycler. We have an agreement with KMC that provides us a committed supply in exchange for limited exclusivity, which expires upon our receipt of a specified number of cyclers. We expect this exclusivity requirement to expire in late 2006. Thereafter, the agreement may be renewed on a non-exclusive basis for additional one-year terms. The contract may be terminated upon a material breach, generally following a 30-day cure period. We may terminate the exclusivity provision earlier if KMC fails to supply our product requirements for two consecutive months.

We purchase bicarbonate-based premixed dialysate from B. Braun and our lactate-based premixed dialysate from B. Braun and other sources. We have a long-term supply agreement with B. Braun that obligates B. Braun to supply the dialysate to us through 2009 in exchange for modest minimum purchase requirements of approximately $100,000 per year. The contract may be terminated upon a material breach, generally following a 30-day cure period. We also purchase lactate-based premixed dialysate from Laboratorios PISA. We have entered into a long-term supply agreement with PISA that will obligate PISA to supply dialysate to us through 2008 in exchange for volume commitments. The contract may be terminated upon a material breach, generally following a 30-day cure period.

We expect to purchase our PureFlow SL module from Enercon. We are negotiating a short-term supply agreement with Enercon, which we expect to finalize shortly, that will obligate Enercon to supply this equipment to us for the next 12 months. There are no minimums associated with this agreement, and the agreement renews on a year to year basis, unless prior written notice is given by either party. The contract may be terminated upon a material breach, generally following a 30-day cure period.

We are currently negotiating a long-term supply agreement with Medisystems, a well established supplier to the medical device industry, for our disposable cartridge. David Utterberg, a director and significant stockholder of NxStage, is the sole stockholder and chief executive officer of Medisystems. We are currently purchasing components and chronic disposable cartridges from Medisystems under purchase orders. We cannot be certain that we will enter into an agreement with Medisystems. We believe that our purchases from Medisystems have been on terms no less favorable to us than could be obtained from unaffiliated third parties.

Competition

Chronic Care

The dialysis therapy market is mature, consolidated and competitive. We compete with suppliers of hemodialysis and peritoneal dialysis devices and certain dialysis device manufacturers that also provide dialysis services. We currently face direct competition in the United States primarily from Fresenius, Gambro, Baxter and Aksys. Fresenius, Gambro and Baxter each have large and well-established dialysis products businesses and Aksys markets a competitive product specifically designed for more frequent use in the home. In addition, DaVita has entered into a preferred supplier agreement with Gambro pursuant to which Gambro will provide a significant majority of DaVita’s dialysis equipment and supplies for a period of at least 10 years.

We believe the competition in the market for kidney dialysis equipment and supplies is based primarily on:

•	product quality;

•	ease-of-use;

•	cost effectiveness;

•	sales force coverage; and

•	clinical flexibility.

We believe that we compete favorably in terms of product quality and ease of use due to our System One design, portability, drop-in cartridge and use of premixed fluids. We believe we also compete favorably on the basis of clinical flexibility, given the System One’s ability to work well in acute and chronic settings and to perform hemofiltration, hemodialysis and ultrafiltration. We believe we compete favorably in terms of cost-effectiveness to clinics. Although our product is priced at a premium compared to some competitive products in the market, we allow clinics to reduce labor costs by offering their patients a home treatment alternative. We compete unfavorably in terms of sales force coverage and branding because we have only recently commenced commercial sales of our System One in the chronic care market and have a smaller sales force than most of our competitors.

Our primary competitors are large, well-established businesses with significantly more financial and personnel resources than us. They also have significantly greater commercial infrastructures than we have. We believe our ability to compete successfully will depend largely on our ability to:

•	establish the infrastructures necessary to support a growing home and critical care dialysis products business;

•	maintain and improve product quality;

•	continue to develop sales and marketing capabilities;

•	achieve cost reductions; and

•	access the capital needed to support the business.

Our ability to successfully market the System One, and any products we may develop in the future, for the treatment of kidney failure could also be adversely affected by pharmacological and technological advances in preventing the progression of chronic ESRD and/or in the treatment of acute kidney failure, technological developments by others in the area of dialysis, the development of new medications designed to reduce the incidence of kidney transplant rejection and progress in using kidneys harvested from genetically-engineered animals as a source of transplants. There can be no assurance that competitive pressure or pharmacological or technological advancements will not have a material adverse effect on our business.

Critical Care

We believe that competition in the critical care market will be affected by system functionality, ease-of-use, reliability, portability and infrastructure requirements. In the fluid overload market, we believe competition will be further affected by physicians’ willingness to adopt ultrafiltration as a viable treatment alternative to pharmaceutical therapy. In the critical care market, we face direct competition from Gambro, Baxter, B. Braun, Fresenius and CHF Solutions.

In the fluid overload market, drug therapy is currently the most common and preferred treatment. To date, ultrafiltration has not been broadly adopted and, if the medical community does not accept ultrafiltration as clinically useful, cost-effective and safe, we will not be able to successfully compete against existing pharmaceutical therapies. Our ability to successfully market the System One for the treatment of fluid overload associated with multiple diseases, including CHF, could also be adversely affected by pharmacological and technological advances in preventing or treating fluid overload.

Government Regulation

Food and Drug Administration

In the United States, our products are subject to regulation by the FDA, which regulates our products as medical devices. The FDA regulates the clinical testing, manufacture, labeling, distribution, import and export, sale and promotion of medical devices. Noncompliance with applicable FDA requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution.

Unless an exemption applies, all medical devices must receive either prior 510(k) clearance or pre-market approval from the FDA before they may be commercially distributed in the United States. Submissions to obtain 510(k) clearance and pre-market approval must be accompanied by a user fee, unless exempt. In addition, the FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.

The FDA classifies medical devices into one of three classes: Class I, Class II or Class III — depending on the FDA’s assessment of the degree of risk associated with the device and the controls it deems necessary to reasonably ensure the device’s safety and effectiveness. The FDA has deemed our System One to be a Class II medical device and we have marketed it as such in the United States.

Class I devices are those for which safety and effectiveness can be assured by adherence to a set of general controls, which include compliance with facility registration and product listing requirements, reporting of adverse events, and appropriate, truthful and non-misleading labeling, advertising and promotional materials. Class II devices are also subject to these same general controls, as well as any other special controls deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidelines. Pre-market review and clearance by the FDA for Class II devices is accomplished through the 510(k) pre-market notification procedure, unless the device is exempt. When 510(k) clearance is required, a manufacturer must submit a pre-

market notification to the FDA demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a legally marketed Class I or Class II device or a Class III device that has been on the market on or prior to May 28, 1976, for which the FDA has not required pre-market application approval. If the FDA agrees that the device is substantially equivalent to the predicate, it will subject the device to the same classification and degree of regulation as the predicate device, thus effectively granting clearance to market it. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or possibly a pre-market approval. Class III devices are devices for which insufficient information exists that general or special controls will provide reasonable assurance of safety and effectiveness, and the devices are life-sustaining or life-supporting, or of substantial importance in preventing the impairment of human health, or present a potential, unreasonable risk of illness or injury. Class III devices requiring an approved premarket approval application to be marketed are devices that were regulated as new drugs prior to May 28, 1976, devices not found substantially equivalent to devices marketed prior to May 28, 1976 and Class III preamendment devices, which are devices introduced in the U.S. market prior to May 28, 1976, that by regulation require premarket approval.

FDA Regulatory Clearance Status

We currently have all of the regulatory clearances required to market the System One in the United States in both the chronic and critical care markets. The FDA has cleared the System One for the treatment, under a physician’s prescription, of renal failure or fluid overload using hemofiltration, hemodialysis and/or ultrafiltration. The FDA has also specifically cleared the System One for home hemodialysis use under a physician’s prescription.

We received our first clearance from the FDA for a predecessor model to the System One in January 2001 for hemofiltration and ultrafiltration. In July 2003, we received expanded clearance from the FDA for the System One for hemodialysis, hemofiltration and ultrafiltration. Most recently, in June 2005, we received FDA clearance specifically allowing us to promote home hemodialysis using the System One. We have received a total of 20 product clearances from the FDA since our inception in December 1998. We continue to seek opportunities for product improvements and feature enhancements, which will, from time to time, require FDA clearance before market launch.

FDA Clearance and Premarket Approval Procedures

510(k) Clearance Pathway.  When we are required to obtain a 510(k) clearance for a device, which we wish to market, we must submit a pre-market notification to the FDA demonstrating that the device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 (or to a pre-1976 class III device for which the FDA has not yet called for the submission of pre-market approval applications). The FDA attempts to respond to a 510(k) pre-market notification within 90 days of submission of the notification (or in some instances 30 days under what is referred to as “special” 510(k) submission), but the response may be a request for additional information or data, sometimes including clinical data. As a practical matter, pre-market clearance can take significantly longer, including up to one year or more.

After a device receives 510(k) clearance for a specific intended use, any modification that could significantly affect its safety or effectiveness, or that constitutes a major change in its intended use, would require a new 510(k) clearance or could require pre-market approval. In the first instance, the manufacturer may determine that a change does not require a new 510(k) clearance. The FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination that a new clearance or approval is not required for a particular modification, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or pre-market approval is obtained.

Pre-market Approval Pathway.  A pre-market approval application must be submitted if the device cannot be cleared through the 510(k) process. The pre-market approval process is much more demanding than the 510(k) pre-market notification process. A pre-market approval application must be supported by extensive data and information including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

After the FDA determines that a pre-market approval application is complete, the FDA accepts the application and begins an in-depth review of the submitted information. The FDA, by statute and regulation, has 180 days to review an accepted pre-market approval application, although the review generally occurs over a significantly longer period of time, and can take up to several years. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the Quality System Regulations. New pre-market approval applications or supplemental pre-market approval applications are required for significant modifications to the manufacturing process, labeling, use and design of a device that is approved through the pre-market approval process. Pre-market approval supplements often require submission of the same type of information as a pre-market approval application, except that the supplement is limited to information needed to support any changes from the device covered by the original pre-market approval application, and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Trials.  A clinical trial is almost always required to support a pre-market approval application and is sometimes required for a 510(k) pre-market notification. Clinical trials for devices that involve significant risk, referred to as significant risk devices, require submission of an application for an IDE to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the institutional review board, or IRB, overseeing the clinical trial. If FDA fails to respond to an IDE application within 30 days of receipt, the application is deemed approved, but IRB approval would still be required before a study could begin. Products that are not significant risk devices are deemed to be “non-significant risk devices” under FDA regulations, and are subject to abbreviated IDE requirements, including informed consent, IRB approval of the proposed clinical trial, and submitting certain reports to the IRB. Clinical trials are subject to extensive recordkeeping and reporting requirements. Our clinical trials must be conducted under the oversight of an IRB at each clinical study site and in accordance with applicable regulations and policies including, but not limited to, the FDA’s good clinical practice, or GCP, requirements.

Continuing FDA Regulation

After a device is placed on the market, numerous regulatory requirements apply. These include, among others:

•	Quality System Regulations, which require manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations, which govern product labels and labeling, prohibit the promotion of products for unapproved, or off-label, uses and impose other restrictions on labeling and promotional activities;

•	medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and

•	recalls and notices of correction or removal.

MDR Regulations.  The MDR regulations require that we report to the FDA any incident in which our product may have caused or contributed to a death or serious injury, or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to a death or serious injury. As of March 31, 2006, we submitted 109 MDRs. Most of these have been submitted to comply with FDA’s blood loss policy for routine dialysis treatments. This policy requires the manufacturer to file MDR reports related to routine dialysis treatments if the blood loss is greater than 20cc.

FDA Inspections.  We have registered with the FDA as a medical device manufacturer. Compliance with regulatory requirements is assured through periodic, unannounced facility inspections by the FDA, and these inspections may include the manufacturing facilities of our subcontractors. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following:

•	warning letters or untitled letters;

•	fines, injunctions, and civil penalties;

•	administrative detention;

•	voluntary or mandatory recall or seizure of our products;

•	customer notification, or orders for repair, replacement or refund;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusal to review pre-market notification or pre-market approval submissions;

•	rescission of a substantial equivalence order or suspension or withdrawal of a pre-market approval; and

•	criminal prosecution.

The FDA has inspected our facility and quality systems three times. In our first inspection, one observation was made, but was rectified during the inspection, requiring no further response from us. Our last two inspections, including our most recent inspection in March 2006, resulted in no observations. We cannot provide assurance that we can maintain a comparable level of regulatory compliance in the future at our facility.

Foreign Regulation of Medical Devices

Clearance or approval of our products by regulatory authorities comparable to the FDA may be necessary in foreign countries prior to the commencement of marketing of the product in those countries, whether or not FDA clearance has been obtained. The regulatory requirements for medical devices vary significantly from country to country. They can involve requirements for additional testing and may be time consuming and expensive. We have not sought approval for our products outside of the United States, Canada and the European Union. We cannot provide assurance that we will be able to obtain regulatory approvals in any other markets.

The System One cycler and related cartridges are regulated as medical devices in Canada under the Canadian Medical Device Regulations and in the European Union, or EU, under the Medical Device Directive. We have received four product licenses from Canada; and our System One is covered by a recently obtained Canadian license. Although we have obtained CE marking in the EU for our System One, this CE marking is not up to date. Before we would be able to market our current products in the EU, we would be required to submit additional regulatory documentation. We are not currently marketing any products in Canada or in the European Union.

Fraud and Abuse Laws

Anti-Kickback Statutes

The federal healthcare program Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the furnishing, arranging for or recommending a good or service for which payment may be made in whole or part under a federal healthcare program such as Medicare or Medicaid. The definition of remuneration has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under federal healthcare programs, the statute has been violated. The law contains a few statutory exceptions, including payments to bona fide employees, certain discounts and certain payments to group purchasing organizations. Violations can result in significant penalties, imprisonment and exclusion from Medicare, Medicaid and other federal healthcare programs. Exclusion of a manufacturer would preclude any federal healthcare program from paying for its products. In addition, some enforcement officials have argued that kickback arrangements can provide the basis for an action under the Federal False Claims Act, which is discussed in more detail below.

The Anti-Kickback Statute is broad and potentially prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of Health and Human Services, or OIG, has issued a series of regulations, known as the safe harbors, beginning in July 1991. These safe harbors set forth provisions that, if all the applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. Arrangements that implicate the Anti-Kickback Law, and that do not fall within a safe harbor, are analyzed by the OIG on a case-by-case basis.

Government officials have focused recent enforcement efforts on, among other things, the sales and marketing activities of healthcare companies, and recently have brought cases against individuals or entities with personnel who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business. Settlements of these cases by healthcare companies have involved significant fines and/or penalties and in some instances criminal pleas.

In addition to the Federal Anti-Kickback Law, many states have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same exceptions or safe harbors. In some states, these anti-kickback laws apply with respect to all payors, including commercial health insurance companies.

False Claims Laws

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid. Manufacturers can be held liable under false claims laws, even if they do not submit claims to the government, if they are found to have caused submission of false claims. The Federal Civil False Claims Act also includes whistle blower provisions that allow private citizens to bring suit against an entity or individual on behalf of the United States and to recover a portion of any monetary recovery. Many of the recent highly publicized settlements in the healthcare industry related to sales and marketing practices have been cases brought under the False Claims Act. The majority of states also have statutes or regulations similar to the federal false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment.

Privacy and Security

The HIPAA and the rules promulgated thereunder require certain entities, referred to as covered entities, to comply with established standards, including standards regarding the privacy and security of protected health information, or PHI. HIPAA further requires that covered entities enter into agreements meeting certain regulatory requirements with their business associates, as such term is defined by HIPAA, which, among other things, obligate the business associates to safeguard the covered entity’s PHI against improper use and disclosure. While not directly regulated by HIPAA, a business associate may face significant contractual liability pursuant to such an agreement if the business associates breaches the agreement or causes the covered entity to fail to comply with HIPAA. In the course of our business operations, we have entered into several business associate agreements with certain of our customers that are also covered entities. Pursuant to the terms of these business associate agreements, we have agreed, among other things, not to use or further disclose the covered entity’s PHI except as permitted or required by the agreements or as required by law, to use reasonable safeguards to prevent prohibited disclosure of such PHI and to report to the covered entity any unauthorized uses or disclosures of such PHI. Accordingly, we incur compliance related costs in meeting HIPAA-related obligations under business associates agreements to which we are a party. Moreover, if we fail to meet our contractual obligations under such agreements, we may incur significant liability.

In addition, HIPAA’s criminal provisions could potentially be applied to a non-covered entity that aided and abetted the violation of, or conspired to violate HIPAA, although we are unable at this time to determine conclusively whether our actions could be subject to prosecution in the event of an impermissible disclosure of health information to us. Also, many state laws regulate the use and disclosure of health information, and are not necessarily preempted by HIPAA, in particular those laws that afford greater protection to the individual than does HIPAA. Finally, in the event we change our business model and become a HIPAA covered entity, we would be directly subject to HIPAA, its rules and its civil and criminal penalties.

Reimbursement

Chronic Care

Medicare regulations require that all chronic ESRD patients be under the care of a dialysis clinic, whether they are treated at home or in-clinic. We rent or sell our System One to dialysis clinics; these clinics are, in turn, reimbursed by Medicare, Medicaid and private insurers. According to the 2005 USRDS report, Medicare is the primary payor for approximately 81% of patients using hemodialysis and PD. It is believed that 15% of patients are covered by commercial insurance, with the remaining 4% of patients classified by the USRDS as “other” or “unknown”. Certain centers have reported that the NxStage daily home dialysis therapy attracts a higher percentage of commercial insurance patients, and periodic estimates by a number of these centers have shown that 30% to 40% of their patients are covered by commercial insurance.

Medicare.  Medicare generally provides health insurance coverage for persons who are age 65 or older and for persons who are completely disabled. For ESRD patients, however, Medicare coverage is not dependent on age or disability. For patients eligible for Medicare based solely on ESRD, generally patients under age 65, Medicare eligibility begins three months after the month in which the patient begins dialysis treatments. During this three-month waiting period either Medicaid, private insurance or the patient is responsible for payment for dialysis services. Medicare generally waives this waiting period for individuals who participate in a self-care dialysis training program, or are hospitalized for a kidney transplant and the surgery occurs within a specified time period.

For ESRD patients under age 65 who have any employer group health insurance coverage, regardless of the size of the employer or the individual’s employment status, Medicare coverage is generally secondary to the employer coverage during a 30-month period that follows the establishment of Medicare eligibility or entitlement based on ESRD. During the period, the patient’s existing insurer is responsible for paying primary benefits at the rate specified in the plan, which may be a negotiated rate or the healthcare provider’s usual and customary rate. As the secondary payor during this coordination period, Medicare will make payments up to the applicable composite rate for dialysis services reimbursed through the composite rate to supplement any primary payments by the employer group health plan if the plan covers the services but pays only a portion of the charge for the services.

Medicare generally is the primary payor for ESRD patients after the 30-month period. Under current rules, Medicare is also the primary payor for ESRD patients during the 30-month period under certain circumstances. Medicare remains the primary payor when an individual becomes eligible for Medicare on the basis of ESRD if, (a) the individual was already age 65 or over or was eligible for Medicare based on disability and (b) the individual’s private insurance coverage is not by reason of current employment or, if it is, the employer has fewer than 20 employees in the case of eligibility by reason of age, or fewer than 100 employees in the case of eligibility by reason of disability. The rules regarding entitlement to primary Medicare coverage when the patient is eligible for Medicare on the basis of both ESRD and age, or disability, have been the subject of frequent legislative and regulatory changes in recent years and there can be no assurance that these rules will not be unfavorably changed in the future.

When Medicare is the primary payor for services furnished by dialysis clinics, it reimburses dialysis clinics for 80% of the composite rate, leaving the secondary insurance or the patient responsible for the remaining 20%. The Medicare composite rate is set by Congress and is intended to cover virtually all costs associated with each dialysis treatment, excluding physician services and certain separately billable drugs and laboratory services. There is some regional variation in the composite rate, but, the national average is currently approximately $149 per treatment for independent clinics and $154 per treatment for hospital-based dialysis facilities. This is an increase from approximately $126.33 per treatment for independent clinics and $130.32 per treatment for hospital-based dialysis facilities in 2004, due to two recent changes in Medicare reimbursement. As a result of legislation enacted in 2003 and first implemented in 2005, the Centers for Medicare and Medicaid Services, or CMS, shifted a portion of the Medicare reimbursement dollars for dialysis from separately billable drugs to the composite rate for dialysis services. This drug add-on to the composite rate is subject to an increase based on the estimated rate of growth of drugs and biologicals. In addition, Congress recently passed an additional 1.6% increase to the composite rate for treatments received on or after January 1, 2006. Depending upon patient case mix, reimbursement may be further improved, based on the case-mix adjustment to the composite rate implemented as a result of the 2003 legislation. Under the case-mix adjustment, Medicare now pays more for larger patients and those under the age of 65. This may be beneficial to our customers, as to date our patient population has tended to be younger and larger than the ESRD national average.

CMS, rules limit the number of hemodialysis treatments paid for by Medicare to three a week, unless there is medical justification for the additional treatments. The determination of medical justification must be made at the local Medicare contractor level on a case-by-case basis. A clinic’s decision as to how much it is willing to spend on dialysis equipment and services will be at least partly dependent on whether Medicare will reimburse more than three treatments per week for the clinic’s patients.

Medicaid.  Medicaid programs are state-administered programs partially funded by the federal government. These programs are intended to provide coverage for certain categories of patients whose income and assets fall below state defined levels and who are otherwise uninsured. For those who are eligible, the programs serve as supplemental insurance programs for the Medicare co-insurance portion and provide certain coverage, for example, self-administered outpatient prescription medications, that is not covered by Medicare. For ESRD treatment, state regulations generally follow Medicare reimbursement levels and coverage without any co-insurance amounts, which is pertinent mostly for the three-month waiting period. Certain states, however, require beneficiaries to pay a monthly share of the cost based upon levels of income or assets.

Private Insurers.  Some ESRD patients have private insurance that covers dialysis services. Healthcare providers receive reimbursement for ESRD treatments from the patient or private insurance during a waiting period of up to three months before the patient becomes eligible for Medicare. In addition, if the private payor is an employer group health plan, it is generally required to continue to make primary payments for dialysis services during the 30-month period following eligibility or entitlement to Medicare. In general, employers may not reduce coverage or otherwise discriminate against ESRD patients by taking into account the patient’s eligibility or entitlement to Medicare benefits. It is generally believed that private insurance pays more than two times more for dialysis services than Medicare and these patients with private insurance are generally viewed as more profitable by dialysis service providers.

Critical Care

For Medicare patients, both acute kidney failure and fluid overload therapies provided in an in-patient hospital setting are reimbursed under a traditional diagnosis related group, or DRG, system. Under this system, reimbursement is determined based on a patient’s primary diagnosis and is intended to cover all costs of treating the patient. The presence of acute kidney failure or fluid overload increases the severity of the primary diagnosis and, accordingly, could increase the amount reimbursed. The longer hospitalization stays and higher labor needs, which are typical for patients with acute kidney failure and fluid overload, must be managed for care of these patients to be cost-effective. We believe that there is a significant incentive for hospitals to find a more cost-efficient way to treat these patients in order to improve hospital economics for these therapies.

Employees

As of March 31, 2006, NxStage had 179 full-time employees, three part-time employees and 20 seasonal or temporary employees. From time to time we also employ independent contractors to support our engineering, marketing, sales, clinical and administrative organizations.

Properties and Facilities

We are headquartered in Lawrence, Massachusetts, where we lease approximately 45,000 square feet under a lease expiring 2012. We also lease approximately 24,000 square feet of warehousing and manufacturing space in North Andover, Massachusetts and 5,000 square feet of manufacturing and office space in Rosdorf, Germany, where our filter is manufactured. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available at such time as it becomes needed on commercially reasonable terms.

Legal Proceedings

From time to time we may be a party to various legal proceedings arising in the ordinary course of our business. We are not currently subject to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions they held as of April 30, 2006.

Name	Age	Position

Jeffrey H. Burbank	43	President, Chief Executive Officer and Director

David N. Gill*	51	Senior Vice President, Chief Financial Officer and Treasurer

Philip R. Licari	47	Senior Vice President and Chief Operating Officer

Winifred L. Swan	41	Senior Vice President, General Counsel and Secretary

Joseph E. Turk, Jr.	38	Senior Vice President, Commercial Operations

Philippe O. Chambon, M.D., Ph.D.(1)(3)	48	Chairman of the Board of Directors

Daniel A. Giannini(2)	56	Director

Craig W. Moore(1)(2)	61	Director

Reid S. Perper(2)	46	Director

Peter P. Phildius(1)(3)	76	Director

David S. Utterberg	60	Director

*	On May 16, 2006, we announced that Mr. Gill plans to step down from the position of Chief Financial Officer on July 31, 2006. We have initiated a search for a new Chief Financial Officer, and Mr. Gill has expressed a willingness to extend his term of office beyond July 31 if we have not hired his successor by such date. We expect that the board of directors will elect Mr. Gill to the board in July 2006 to fill the vacancy that resulted upon the expiration of the term of office of Jean-Francois Formela following our 2006 annual meeting of stockholders.

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating and Corporate Governance Committee

Jeffrey H. Burbank has been our President and Chief Executive Officer since December 1998 and has been a director of NxStage since that time. Prior to joining NxStage, Mr. Burbank was a founder and the CEO of VascA, Inc., a medical device company that develops and markets a new blood access device for dialysis patients. He is currently a director of VascA. Before joining VascA, he spent nine years in the Renal Division of Gambro, Inc., most recently as Director of Marketing and Advanced Technologies. Mr. Burbank is on the Board of the National Kidney Foundation. He holds a B.S. from Lehigh University.

David N. Gill has been our Senior Vice President, Chief Financial Officer and Treasurer since July 2005. He served as Senior Vice President and Chief Financial Officer of CTI Molecular Imaging, Inc., a publicly-traded medical equipment company, from January 2002 to May 2005, before its sale. Previously, he served from February 2000 to March 2001 as Chief Financial Officer and Director, and from January 2001 to August 2001 as President, Chief Operating Officer, and Director, of Interland, Inc., a publicly-traded telecom-related company, before its sale. Mr. Gill served from July 1996 to February 2000 as Chief Financial Officer and from February 1997 to February 2000 as Chief Operating Officer of Novoste Corporation, a publicly traded medical device company. Mr. Gill serves on the Board of Directors of LeMaitre Vascular, Inc. and Idleaire

Technologies Corporation. He holds a B.S. degree, cum laude, in Accounting from Wake Forest University and an M.B.A. degree, with honors, from Emory University, and was formerly a certified public accountant.

Philip R. Licari has been our Senior Vice President since January 2005 and our Vice President and Chief Operating Officer since October 2004. From August 1996 to October 2004, Mr. Licari was employed at Boston Scientific Corporation, a worldwide developer, manufacturer and marketer of medical devices, where he held vice president positions in Global Supply Chain, Clinical Operations and Corporate Sales/National Accounts. Mr. Licari earned a B.S. in Biomedical Engineering from Tufts University and an M.B.A. in finance from the University of Chicago Graduate School of Business.

Winifred L. Swan has been our Senior Vice President since January 2005 and our Vice President and General Counsel since November 2000. From July 1995 to November 2000, Ms. Swan was Senior Corporate Counsel at Boston Scientific Corporation. She holds a B.A., cum laude, in Economics and Public Policy from Duke University and a J.D., cum laude and Order of the Coif, from the University of Pennsylvania Law School.

Joseph E. Turk, Jr. has been our Senior Vice President, Commercial Operations since January 2005 and our Vice President, Sales and Marketing since May 2000. From August 1998 to May 2000, Mr. Turk was employed at Boston Scientific as Director of New Business Development. Mr. Turk holds an A.B. degree in Economics from Wabash College and an M.B.A. in Marketing and Finance from Northwestern University’s Kellogg School of Management.

Philippe O. Chambon, M.D., Ph.D. has served as a director of NxStage since 1998 and has been Chairman of the Board since December 2004. Since July, 2005, Dr. Chambon has been a Managing Director of New Leaf Venture Partners, a spin-off from The Sprout Group. He joined Sprout in May 1995 and became a General Partner in January 1997. He currently is on the board of Auxilium Pharmaceuticals, Inc., and PharSight Corporation as well as several private companies. Previously, Dr. Chambon served as manager in the healthcare practice of The Boston Consulting Group from May 1993 to April 1995. From September 1987 to April 1993, he was an executive with Sandoz Pharmaceutical, where he led strategic product development, portfolio management and pre-marketing activities in his capacity as Executive Director of new product management. Dr. Chambon did graduate research in molecular immunology at The Pasteur Institute and earned a MD, Ph.D. from the University of Paris. Dr. Chambon also has an MBA from Columbia University in New York.

Daniel A. Giannini, CPA, has served as a director of NxStage since October 2005. Mr Giannini is currently an executive advisor at the Advanced Technology Development Center of the Georgia Institute of Technology. He retired in June 2005 after a more than 30-year career as a Certified Public Accountant with PricewaterhouseCoopers LLP. For the most recent five years, Mr. Giannini served as an audit partner with PricewaterhouseCoopers LLP and led its Atlanta office’s Technology, Information, Communications and Entertainment practice. Mr. Giannini received a Bachelor of Science degree in Business Administration from LaSalle University.

Craig W. Moore has served as a director of NxStage since 2002. From 1997 to 2001, Mr. Moore was Chairman of the Board and Chief Executive Officer at Everest Healthcare Services Corporation, a provider of dialysis to patients with renal failure. Since 2001, Mr. Moore has acted as a consultant to various companies in the healthcare services industry. From 1986 through 2001, Mr. Moore was President of Continental Health Care, Ltd., an extracorporeal services and supply company and, from 1990 through 2004, he was President of New York Dialysis Management, a dialysis management business. He is a director for Bio-logic Systems Corporation.

Reid S. Perper has served as a director of NxStage since September 2005. Since January 2004, Mr. Perper has been a Managing Director of Healthcare Investment Partners LLC. From November 2000 through June 2003, Mr. Perper was a Managing Director and Co-Head of Europe for CSFB Private Equity. Prior to joining CSFB, Mr. Perper was a Managing Director of DLJ Merchant Banking Partners. Mr. Perper joined Donaldson, Lufkin & Jenrette in 1988.

Peter P. Phildius has served as a director of NxStage since 1998 and served as Chairman of our board from 1998 until December 2004. Since 1986, Mr. Phildius has been the Chairman and Chief Executive Officer of Avitar, Inc., which develops, manufactures and markets products for the oral fluid diagnostic and clinical testing markets, as well as customized polyurethane applications used in wound dressings. Since 1985,

Mr. Phildius has been a partner in PKS Consulting Services. Mr. Phildius also previously served as the President and Chief Operating Officer of National Medical Care, Inc. (now Fresenius Medical Care) and Vice President and President of the Parenteral, Artificial Organs and Fenwal Divisions of Baxter Laboratories, the predecessor of Baxter Healthcare Corp.

David S. Utterberg has served as a director of NxStage since 1998. Since 1981, Mr. Utterberg has been the CEO, President and owner of Medisystems Corporation and since 1996 he has been the President and owner of DSU Medical Corporation. Medisystems Corporation is a designer, manufacturer and supplier of disposable medical devices for the extracorporeal blood therapy market and DSU Medical Corporation holds and licenses over 90 U.S. and foreign patents and other intellectual property in medical technology focused on extracorporeal therapy devices. Mr. Utterberg is also a director of VascA, Inc. Medisystems Corporation is our primary supplier of the disposable cartridges used with our NxStage System One and our only supplier of cartridge subassemblies. See “Certain Relationships and Related Party Transactions — Medisystems Corporation.”

Board of Directors

Our board of directors consists of eight members. The terms of service of each director will expire upon the election and qualification of successor directors at each annual meeting of our stockholders.

Our bylaws provide that any vacancies in our board of directors and newly created directorships may be filled only by our board of directors and the authorized number of directors may be changed only by our board of directors.

Each executive officer is elected by, and serves at the discretion of, the board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs.

Committees of the Board of Directors

Our board currently has three committees: the audit committee, the compensation committee and the nominating and corporate governance committee.

Audit Committee.  The members of our audit committee are Daniel A. Giannini, Craig W. Moore and Reid S. Perper. Mr. Giannini chairs the audit committee and is our audit committee financial expert (as is currently defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002). Our audit committee, among other duties:

•	appoints a firm to serve as independent auditor to audit our consolidated financial statements;

•	is responsible for reviewing the independence, qualifications and quality control procedures of the independent auditors;

•	discusses the scope and results of the audit with the independent auditor, and reviews with management and the independent auditor our interim and year-end operating results;

•	considers the adequacy of our internal accounting controls, critical accounting policies and audit procedures; and

•	approves (or, as permitted, pre-approves) all audit and non-audit services to be performed by the independent auditor.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit services and all non-audit services to be provided to us by our independent auditors must be approved in advance by our audit committee. We believe that the composition of our audit committee meets the requirements for independence under the current Nasdaq National Market and SEC rules and regulations.

Compensation Committee.  The members of our compensation committee are Philippe O. Chambon, MD., Ph.D., Craig W. Moore and Peter P. Phildius. Mr. Moore chairs the compensation committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	reviewing and recommending approval of compensation of our executive officers;

•	administering our stock incentive plans; and

•	reviewing and making recommendations to our board with respect to incentive compensation and equity plans.

Nominating and Corporate Governance Committee.  The members of our nominating and corporate governance committee are Philippe O. Chambon, M.D. and Peter P. Phildius. Mr. Phildius chairs the nominating and corporate governance committee. Our nominating and corporate governance committee identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors, conducts searches for appropriate directors, and evaluates the performance of our board of directors and of individual directors. The nominating and corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to the board concerning corporate governance matters.

Director Compensation

Under our current non-employee director compensation policy, our non-employee directors receive:

•	a $15,000 annual retainer for their service as directors, to be paid quarterly in advance;

•	$2,500 for each board meeting attended by the director in person, $1,000 for each board meeting attended by telephone and $1,000 for each committee meeting attended where the committee meeting is scheduled on a date other than a board meeting;

•	if he or she is a member of the Audit Committee, an additional annual retainer of $6,000 (or $10,000 for the Audit Committee Chair), to be paid quarterly in advance;

•	if he or she is a member of any committee other than the Audit Committee, an additional annual retainer of $4,000 for each other committee, to be paid quarterly in advance;

•	expense reimbursement for attending board of directors and committee meetings; and

•	on the date of our annual meeting of stockholders at which a non-employee director is elected, a fully vested stock option to purchase 14,000 shares of our common stock with an exercise price equal to the then fair market value of our common stock, as determined by the closing price of our common stock on the date of the annual meeting. For a director elected or otherwise appointed to the board of directors on a date other than the date of an annual meeting of stockholders, such director will receive a fully vested stock option to purchase 14,000 shares of our common stock pro-rated for the period between the date he or she is first elected to the board and May 31 of the year in which such director is elected or appointed to our board of directors.

Each non-employee director has the option to elect to receive shares of our common stock in lieu of the cash compensation to be paid to such director under our non-employee director compensation policy.

No director shall receive more than $50,000, in cash or stock, in any calendar year for board fees, without the prior approval of the Compensation Committee.

During fiscal 2005, in addition to cash compensation received pursuant to our non-employee director compensation policy, we granted each of Messrs. Moore, Perper, Phildius and Utterberg and Dr. Chambon, a stock option to purchase 12,000 shares of our common stock, and we granted Mr. Giannini a stock option to purchase 15,000 shares of our common stock. Each of these stock options was fully vested at the time of grant and has a per share exercise price of $12.59, the fair market value of our common stock as determined by the closing price of our common stock on the date of grant.

We do not compensate directors who are also employees for their services as directors.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Messrs. Phildius and Moore and Dr. Chambon. No member of the Compensation Committee was at any time during 2005, or formerly, an officer or employee of ours or any subsidiary of ours, nor has any member of the Compensation Committee had any relationship with us requiring disclosure under Item 404 of Regulation S-K under the Exchange Act.

No executive officer of NxStage has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of our Compensation Committee.

Executive Compensation

The following table sets forth certain information with respect to the annual and long-term compensation for each of the last three years of our Chief Executive Officer and our four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 in fiscal 2005.

Summary Compensation Table

						Long-Term
						Compensation
						Awards
	Annual Compensation					Number of
					Other Annual	Shares	All Other
					Compensation	Underlying	Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)		($)(1)	Stock Options	($)(2)

Jeffrey H. Burbank	2005	$277,962	$22,129	(3)	$2,400	219,360	$8,545
President and Chief	2004	269,100	—		174,301	44,603	8,545
Executive Officer	2003	260,000	—		52,406	36,560	8,545
David N. Gill(4)	2005	107,498	27,150		24,977	228,392	3,801
Senior Vice President,	2004	—	—		—	—	—
Chief Financial Officer	2003	—	—		—	—	—
Philip R. Licari	2005	225,000	20,609		840	—	8,000
Senior Vice President,	2004	41,827	10,457		285,920	208,962	—
Chief Operating Officer	2003	—	—		—	—	—
Winifred L. Swan	2005	203,000	18,603		855	47,528	8,000
Senior Vice President,	2004	196,650	—		1,200	6,997	7,914
General Counsel	2003	190,000	—		1,200	7,494	7,604
Joseph E. Turk, Jr.	2005	217,350	—	(5)	3,000	51,184	8,000
Senior Vice President,	2004	217,350	—		240,825	13,986	8,000
Commercial Operations	2003	210,000	—		250	14,989	8,000
Christopher G. Manos(6)	2005	120,750	—		148,880	1,828	8,000
Former Chief Financial	2004	201,825	—		480	11,255	8,000
Officer	2003	195,000	—		40	—	7,802

(1)	Consists of: (i) an annual stipend paid to each executive for cellular telephone service of up to $3,000 per executive, (ii) $23,877 reimbursement of relocation expenses paid to Mr. Gill, (iii) severance payments of $148,600 paid to Mr. Manos in 2005 in connection with his resignation from NxStage, (iv) $171,901, $52,206, and $237,825 of loan forgiveness to Mr. Burbank in 2004 and 2003, and to Mr. Turk in 2004, respectively, and (v) the intrinsic value of a stock option grant issued below fair market value to Mr. Licari in 2004.

(2)	Consists of our matching contributions under our 401(k) plan.

(3)	Mr. Burbank earned a 2005 bonus of $46,052, of which $23,923 was not paid to Mr. Burbank pursuant to a board action requiring that bonuses earned between 2004 and 2006 be offset against a portion of the tax gross-up paid to Mr. Burbank in connection with the forgiveness of all of his indebtedness to NxStage in 2004.

(4)	Mr. Gill commenced employment with NxStage as our Chief Financial Officer in July 2005, and the salary disclosed in the table above represents the pro-rated amount of Mr. Gill’s annual base salary for fiscal 2005.

(5)	Mr. Turk earned a 2005 bonus of $28,151, none of which was paid to Mr. Turk pursuant to a board action requiring that bonuses earned between 2004 and 2006 be offset against a portion of the tax gross-up paid to Mr. Turk in connection with the forgiveness of all of his indebtedness to NxStage in 2004.

(6)	Mr. Manos resigned his employment with NxStage as our Chief Financial Officer in July 2005, and the salary disclosed in the table above represents the pro-rated amount of Mr. Manos’ annual base salary for fiscal 2005. In addition, as noted above in footnote number one, Mr. Manos received severance payments of $148,600 during 2005 in connection with his resignation.

Stock Option Grants in Fiscal 2005

We granted the following stock options to our named executive officers during the fiscal year ended December 31, 2005:

	Individual Grants
		Percent of			Potential Realizable
	Number of	Total			Value at Assumed Annual
	Securities	Options			Rates of Stock Price
	Underlying	Granted to	Exercise		Appreciation for Option
	Options	Employees	Price	Expiration	Term(3)
Name	Granted(1)	in Fiscal Year	($/Share)(2)	Date	5% ($)	10% ($)

Jeffrey H. Burbank	73,120	6.0%	$6.84	1/20/2015	314,447	796,871
	146,240	12.0%	$8.55	9/15/2012	786,118	1,992,178
David N. Gill	208,392	17.1%	$8.55	7/8/2015	896,175	2,271,083
	20,000	1.7%	$12.59	12/8/2012	158,356	401,304
Philip R. Licari	—	—	—	—	—	—
Winifred L. Swan	10,968	0.9%	$6.84	1/20/2015	47,167	119,531
	36,560	3.0%	$8.55	9/15/2012	196,530	498,045
Joseph E. Turk, Jr.	29,248	2.4%	$6.84	1/20/2015	125,779	318,748
	21,936	1.8%	$8.55	9/15/2012	117,918	298,827
Christopher G. Manos	7,312	0.6%	$6.84	1/20/2015	7,861	19,922

(1)	Represents stock options granted pursuant to our 1999 Stock Option and Grant Plan and our 2005 Stock Incentive Plan, which options have terms of 10 years and seven years, respectively. The options granted to named executive officers in 2005 vest as to 25% of the underlying shares of common stock on the first anniversary of the date of grant and as to the remainder in 36 equal monthly installments beginning the month after the first anniversary of the date of grant, with the following exceptions:

(i)	The stock option to purchase 146,240 shares of common stock granted to Mr. Burbank vests as to 20% of the underlying shares on the first anniversary of the date of grant and as to the remainder in 48 equal monthly installments beginning the month after the first anniversary of the date of grant, and

(ii)	The stock option to purchase 20,000 shares of common stock granted to Mr. Gill was fully vested on the date of grant.

(2)	The exercise price was determined to be equal to the fair market value of our common stock on the date of grant.

(3)	Potential realizable value is based on an assumption that the market price of our common stock will appreciate at the stated rate, compounded annually, from the date of grant until the end of the option’s contractual term. These values are calculated based on rules promulgated by the SEC and do not reflect any estimate or projection of the future prices of our common stock. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the option holder’s continued employment through the option period and the date on which the options are exercised.

Aggregated Option Exercises and Fiscal Year-End Option Values

The following table sets forth certain information regarding the exercise of stock options during fiscal 2005 and the number and value of unexercised stock options held as of December 31, 2005 by our named executive officers.

			Number of Securities		Value of Unexercised
	Shares	Value	Underlying Unexercised		In-The-Money
	Acquired on	Realized	Options at Year-End (#)		Options at Year-End ($)(3)
Name	Exercise (#)	($)(1)	Exercisable(2)	Unexercisable	Exercisable	Unexercisable

Jeffrey H. Burbank	—	—	314,669	146,240	2,302,106	499,030
David N. Gill	—	—	228,392	—	711,118	—
Winifred L. Swan	—	—	75,509	36,560	589,916	124,758
Philip R. Licari	—	—	208,962	—	1,641,847	—
Joseph E. Turk, Jr.	—	—	81,804	21,936	548,619	74,855
Christopher G. Manos(4)	73,120	325,000	130,809	—	1,007,394	—

(1)	Value represents the difference between the exercise price per share of common stock and the fair market value per share of our common stock on the date of exercise, multiplied by the number of shares acquired on exercise.

(2)	Mr. Gill’s July 8, 2005 stock option grant of 208,392 shares provides that the stock option is fully exercisable on the date of grant but the underlying shares vest over time, and during the vesting period, are subject to a repurchase right in favor of NxStage.

(3)	These values are based on the closing sales price of our common stock as reported by the Nasdaq National Market on December 30, 2005 ($11.96), the last trading day of fiscal 2005, less the applicable option exercise price.

(4)	On April 19, 2006, Mr. Manos exercised his option to purchase 130,809 shares of common stock. In connection with Mr. Manos’ resignation, he forfeited 61,757 options.

Employment Agreements

In October 2005, we entered into employment agreements with each of our named executive officers. Each agreement superceded existing agreements with these executive officers. The terms of the employment agreements are set forth below.

Jeffrey H. Burbank.  Pursuant to the terms of his employment agreement, Mr. Burbank is entitled to receive an annual base salary of $290,000. During 2005, we paid Mr. Burbank an annual base salary of $277,962, and approved an aggregate cash bonus of $46,052, $23,923 of which was not paid to Mr. Burbank pursuant to a board action requiring that bonuses earned between 2004 and 2006 be offset against a portion of the tax gross-up paid to Mr. Burbank in connection with the forgiveness of all of his indebtedness to NxStage in 2004. On March 16, 2006, our Compensation Committee approved an increase in Mr. Burbank’s annual base salary to $298,700 effective January 1, 2006. If, before a change in control of NxStage, as defined in the agreement, we terminate Mr. Burbank’s employment without cause or he resigns for good reason, each as defined in the agreement, then Mr. Burbank will be entitled to receive:

•	severance payments in an amount equal to his then-current base salary, which will be paid over the 12 months following termination of his employment;

•	continued medical coverage during the 12 months following termination of his employment; and

•	continued vesting during the 12 months following termination of his employment in all stock options and stock awards he holds at the time his employment is terminated as if he continued to be employed during such period, and, except as described below, will have up to 90 days following the expiration of such period to exercise such options.

If, following a change in control, (i) we terminate Mr. Burbank’s employment, or (ii) we had terminated Mr. Burbank’s employment at any time three months prior to announcement of the change in control and we cannot reasonably demonstrate that such termination did not arise in connection with such change in control, or if Mr. Burbank resigns for good reason within 12 months following a change in control, then he will be entitled to:

•	receive a lump sum severance payment equal to two times his then-current base salary and two times the greater of his annual bonus for the fiscal year preceding his termination or his target bonus for the then-current fiscal year;

•	continue to receive medical coverage during the 24 months following termination of his employment; and

•	full vesting and acceleration of stock options and stock awards he holds at the time his employment is terminated and a period of 90 days to exercise such stock options.

David N. Gill.  Pursuant to the terms of his employment agreement, Mr. Gill is entitled to receive an annual base salary of $225,000. During 2005, we paid Mr. Gill an annual base salary of $107,498, which reflects the pro-rated amount of his salary from the commencement of his employment in July 2005 through December 31, 2005, and an aggregate cash bonus of $27,150. On March 16, 2006, our Compensation Committee approved an increase in Mr. Gill’s annual base salary to $250,000 effective January 1, 2006. If, before a change in control of NxStage, as defined in the agreement, we terminate Mr. Gill’s employment without cause or he resigns for good reason, each as defined in the agreement, (i) prior to October 8, 2006, Mr. Gill’s stock options granted on July 8, 2005 will vest and become exercisable to the extent necessary such that 50% of such stock options will be fully exercisable as of the end of his nine-month severance period and (ii) Mr. Gill will have up to 180 days from the end of his nine-month severance period to exercise such stock options. In addition, in the event of such termination of his employment, Mr. Gill will be entitled to receive:

•	severance payments in an amount equal to 0.75 times his then-current base salary, which will be paid over the nine months following termination of his employment;

•	continue to receive medical coverage during the nine months following termination of his employment; and

•	continued vesting during the nine months following termination of his employment in all stock options and stock awards he holds at the time his employment is terminated as if he continued to be employed during such period, and, except as set forth below, will have up to 180 days following the expiration of such period to exercise such stock options.

If, following a change in control, (i) we terminate Mr. Gill’s employment, or (ii) we had terminated Mr. Gill’s employment at any time three months prior to announcement of the change in control and we cannot reasonably demonstrate that such termination did not arise in connection with such change in control, or if Mr. Gill resigns for good reason within 12 months following a change in control, then he will be entitled to:

•	receive a lump sum severance payment equal to 1.5 times his then-current base salary and 1.5 times the greater of his annual bonus for the fiscal year preceding his termination or his target bonus for the then-current fiscal year;

•	continue to receive medical coverage during the 18 months following termination of his employment; and

•	full vesting and acceleration of stock options and stock awards on the date of the change in control and up to 180 days to exercise such stock options from the date his employment is terminated.

On May 16, 2006, we announced that Mr. Gill our, Chief Financial Officer, plans to resign from NxStage on July 31, 2006, although he has expressed a willingness to extend his term of office beyond July 31 if we have not hired his successor by such date.

Philip R. Licari.  Pursuant to the terms of his employment agreement, Mr. Licari is entitled to receive an annual base salary of $225,000. During 2005, we paid Mr. Licari an annual base salary of $225,000, and a cash bonus of $20,609. On March 16, 2006, our Compensation Committee approved an increase in Mr. Licari’s annual base salary to $231,750 effective January 1, 2006. If, before a change in control of NxStage, as defined in the agreement, we terminate Mr. Licari’s employment without cause or he resigns for good reason, each as defined in the agreement, then Mr. Licari will be entitled to receive:

•	severance payments in an amount equal to 0.5 times his then-current base salary, which will be paid over the six months following termination of his employment;

•	continued medical coverage during the six months following termination of his employment; and

•	continued vesting during the six months following termination of his employment in all stock options and stock awards he holds at the time his employment is terminated as if he continued to be employed during such period, and, except as described below, will have up to 90 days following the expiration of such period to exercise such options.

If, following a change in control, (i) we terminate Mr. Licari’s employment, or (ii) we had terminated Mr. Licari’s employment at any time three months prior to announcement of the change in control and we cannot reasonably demonstrate that such termination did not arise in connection with such change in control, or if Mr. Licari resigns for good reason within 12 months following a change in control, then he will be entitled to:

•	receive a lump sum severance payment equal to his then-current base salary and the greater of his annual bonus for the fiscal year preceding his termination or his target bonus for the then-current fiscal year;

•	continued medical coverage during the 12 months following termination of his employment; and

•	full vesting and acceleration of stock options and stock awards he holds at the time his employment is terminated and a period of 90 days to exercise such stock options.

Joseph E. Turk.  Pursuant to the terms of his employment agreement, Mr. Turk is entitled to receive an annual base salary of $217,350. During 2005, we paid Mr. Turk an annual base salary of $217,350 and approved an aggregate bonus of $28,151, none of which was paid to Mr. Turk pursuant to a board action requiring that bonuses earned between 2004 and 2006 be offset against a portion of the tax gross-up paid to Mr. Turk in connection with the forgiveness of all of Mr. Turk’s indebtedness to NxStage in 2004. On March 16, 2006, our Compensation Committee approved an increase in Mr. Turk’s annual base salary to $223,870 effective January 1, 2006. If, before a change in control of NxStage, as defined in the agreement, we terminate Mr. Turk’s employment without cause or he resigns for good reason, each as defined in the agreement, then Mr. Turk will be entitled to receive:

•	severance payments in an amount equal to 0.5 times his then-current base salary, which will be paid over the six months following termination of his employment;

•	continued medical coverage during the six months following termination of his employment; and

•	continued vesting during the six months following termination of his employment in all stock options and stock awards he holds at the time his employment is terminated as if he continued to be employed during such period, and, except as described below, will have up to 90 days following the expiration of such period to exercise such options.

If, following a change in control, (i) we terminate Mr. Turk’s employment, or (ii) we had terminated Mr. Turks employment at any time three months prior to announcement of the change in control and we cannot reasonably demonstrate that such termination did not arise in connection with such change in control, or if Mr. Turk resigns for good reason within 12 months following a change in control, then he will be entitled to:

•	receive a lump sum severance payment equal to his then-current base salary and the greater of his annual bonus for the fiscal year preceding his termination or his target bonus for the then-current fiscal year;

•	continue to receive medical coverage during the 12 months following termination of his employment; and

•	full vesting and acceleration of stock options and stock awards he holds at the time his employment is terminated and a period of 90 days to exercise such stock options.

Winifred L Swan.  Pursuant to the terms of her employment agreement, Ms. Swan is entitled to receive an annual base salary of $203,000. During 2005, we paid Ms. Swan an annual base salary of $203,000, and an aggregate cash bonus of $18,603. On March 16, 2006, our Compensation Committee approved an increase in Ms. Swan’s annual base salary to $210,000 effective January 1, 2006. If, before a change in control of NxStage, as defined in the agreement, we terminate Ms. Swan’s employment without cause or she resigns for good reason, each as defined in the agreement, then Ms. Swan will be entitled to receive:

•	severance payments in an amount equal to 0.5 times her then-current base salary, which will be paid over the six months following termination of her employment;

•	continued medical coverage during the six months following termination of her employment; and

•	continued vesting during the six months following termination of her employment in all stock options and stock awards she holds at the time her employment is terminated as if she continued to be employed during such period, and, except as described below, will have up to 90 days following the expiration of such period to exercise such options.

If, following a change in control, (i) we terminate Ms. Swan’s employment, or (ii) we had terminated Ms. Swan’s employment at any time three months prior to announcement of the change in control and we cannot reasonably demonstrate that such termination did not arise in connection with such change in control, or if Ms. Swan resigns for good reason within 12 months following a change in control, then she will be entitled to:

•	receive a lump sum severance payment equal to 1.25 times her then-current base salary and 1.25 times the greater of her annual bonus for the fiscal year preceding her termination or her target bonus for the then-current fiscal year;

•	continue to receive medical coverage during the 15 months following termination of her employment; and

•	full vesting and acceleration of stock options and stock awards she holds at the time her employment is terminated and a period of 90 days to exercise such stock options.

In addition to the terms set forth above, the executive officers’ employment agreements also provide that each executive officer is entitled to:

•	participate in short-term and long-term incentive programs, which incentive compensation will be subject to the terms of the applicable plans and paid on the basis of the executive officer’s individual performance, as determined by our board of directors or Compensation Committee.

•	receive retirement and welfare benefits that we make available from time to time to our senior level executives;

•	receive a gross-up amount on benefits received under this agreement to compensate for excise taxes and associated penalties imposed by Section 4999 of the Internal Revenue Code of 1986, as amended.

Christopher G. Manos.  We entered into an employment agreement with Mr. Manos, our former Senior Vice President, Finance, Chief Financial Officer and Treasurer, dated November 1, 2002. Pursuant to this agreement, Mr. Manos received an annual base salary subject to annual increases upon review by our President and Chief Executive Officer. For fiscal year 2005, Mr. Manos’ salary was $207,000. Beginning in 2003, Mr. Manos became eligible to receive a bonus of up to 20% of his then-current salary at the discretion of our board of directors, based on his achievement of certain objectives and NxStage’s overall performance. Pursuant to the agreement, we granted Mr. Manos a stock option, exercisable at any time during his employment and within ten years after the grant, to purchase an aggregate of 234,886 shares of our common stock at a price of $4.10 per share. The terms of the option are governed by an option agreement between NxStage and Mr. Manos.

Mr. Manos resigned as Chief Financial Officer in July 2005. Pursuant to his employment agreement and option agreements with NxStage, Mr. Manos received six months salary continuation and a lump sum bonus payment equivalent to three months of continuation of his base salary, less applicable state and federal taxes.

Each of Messrs. Burbank, Gill, Licari, Manos, Turk and Ms. Swan have signed agreements providing for the protection of our confidential information and the transfer of ownership rights to intellectual property developed by such executive officer while he or she was employed by us. If the executive officer fails to comply with the provisions of the proprietary information agreement between NxStage and the executive officer, the payments and benefits described above will cease. If the executive officer terminates employment with NxStage voluntarily, other than for good reason, if we terminate the executive officer’s employment as a result of physical or mental disability or for cause, each as defined in the agreement, or if the executive officer dies, the executive officer will receive compensation and benefits through the last day of employment.

Employee Benefit Plans

1999 Stock Option and Grant Plan

Our 1999 stock option and grant plan, or 1999 plan, was adopted by our board of directors in September 1999 and was approved by our stockholders in September 1999. The plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock awards and unrestricted stock awards to our employees, directors, consultants and advisors. A maximum of 4,085,009 shares of common stock were issuable under the 1999 plan. As of March 31, 2006, options to purchase 2,414,155 shares of common stock were outstanding under the 1999 Plan at a weighted average exercise price of $5.69 per share and no shares were available for future issuance.

In accordance with the terms of the 1999 plan, our board of directors has authorized our compensation committee to administer the 1999 plan. In addition, the compensation committee may delegate all or part of the committee’s authority under the 1999 plan to the president of our company. Subject to any applicable limitations contained in the 1999 plan, our compensation committee or the president, as the case may be, selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which such options become exercisable;

•	the terms and conditions of each option, including the exercise price and duration of such options; and

•	the number of shares of common stock subject to any stock award and the terms and conditions of such awards.

Stock options granted under the 1999 plan are fully exercisable on the date of grant and, upon exercise, are subject to a repurchase right in favor of NxStage. The repurchase right lapses as to 25% of the underlying shares on the first anniversary date of the grant and as to the remainder in 36 equal monthly installments beginning one month after the first anniversary date of the grant. The repurchase right on all stock options, except for the stock option granted to Mr. Gill, our Chief Financial Officer, terminated upon the closing of our initial public offering.

Stock options granted under the 1999 plan generally vest and become exercisable as to 25% of the underlying shares on the first anniversary date of the grant and as to the remainder in 36 equal monthly installments beginning one month after the first anniversary of the grant. Upon the closing of our initial public offering, no further stock option grants were made, and no future grants will be made under the 1999 plan.

The 1999 plan also provides that in the event of a merger or other acquisition event, 50% of all unvested options and 50% of all unvested restricted stock awards will fully vest upon the effective date of the merger or other acquisition event. If a successor entity makes provisions for the assumption or continuation of awards, any award that was assumed or continued will vest upon a holder’s termination if the termination was within 12 months of the merger or other acquisition event and the termination was by the company without cause or the holder for good reason.

We terminated the 1999 plan in connection with our initial public offering, but the vesting and effectiveness of awards previously granted under the 1999 plan may continue.

2005 Stock Incentive Plan

Our 2005 stock incentive plan, which we refer to as the 2005 plan, was adopted by our board of directors and approved by our stockholders in October 2005 and became effective in October 2005. We have reserved for issuance under the 2005 plan that number of shares as is equal to the sum of 971,495 and the number of shares subject to awards granted under the 1999 plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right. This number of shares will be increased annually on the first day of each fiscal year beginning with fiscal 2007 and ending on the second day of fiscal 2015 by a number of shares equal to the lesser of (a) 600,000 shares of our common stock, (b) 3% of the then-outstanding shares of our common stock or (c) a number determined by our board. As of March 31, 2006, options to purchase an aggregate of 308,850 shares of common stock were outstanding under the 2005 Plan at a weighted average exercise price of $12.46 per share, 13,027 shares were outstanding as restricted stock and 656,522 shares were available for future grant.

The 2005 plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, stock appreciation rights and other stock-based awards. Our officers, employees, consultants, advisors and directors, and those of our subsidiaries, are eligible to receive awards under the 2005 plan; however, incentive stock options may only be granted to our employees.

Our board of directors administers the 2005 plan, although it may delegate its authority to a committee. Our board, or a committee to which it has delegated its authority, selects the recipients of awards and determine, subject to any limitations in the 2005 plan:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options;

•	the methods of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

Upon the occurrence of a reorganization event (as defined in the 2005 plan), or the signing of an agreement with respect to a reorganization event, all outstanding options will be assumed or equivalent options substituted by the successor corporation. If the reorganization event also constitutes a change in control event (as defined in the 2005 plan), 50% of the shares that underlie each option outstanding under the 2005 plan and that are unvested as of the date of the reorganization event will become immediately exercisable. If a change of control event occurs and within one year of the change in control event an option holder’s employment with us or our succeeding corporation is terminated by such holder for good reason (as defined in the 2005 plan) or is terminated by us or the succeeding corporation without cause (as defined in the 2005 plan), each option held by the holder will become immediately exercisable for the remaining 50% of the shares that had been unvested as of the date of the change of control event. Notwithstanding the foregoing, if the acquiring or succeeding corporation in a reorganization event does not agree to assume or substitute for outstanding options, our board of directors will provide that all unexercised options will become exercisable in full prior to the reorganization event and the options, if unexercised, will terminate on the date the reorganization event takes place. If under the terms of the reorganization event holders of our common stock receive cash for their shares, our board may instead provide for a cash-out of the value of any outstanding options less the applicable exercise price.

Upon the occurrence of a reorganization event, or the signing of an agreement with respect to a reorganization event, our repurchase and other rights with respect to shares of restricted stock will inure to the benefit of our successor and will apply equally to the cash, securities or other property into which our common stock is then converted.

Upon the occurrence of a change in control event (as defined in the 2005 plan) that does not also constitute a reorganization event, 50% of the shares that underlie each option outstanding under the 2005 plan and that are unvested as of the date of the change of control event will become immediately exercisable. If a change of control event occurs and within one year of the change in control event an option holder’s employment with us or our succeeding corporation is terminated by such holder for good reason (as defined in the 2005 plan) or is terminated by us or the succeeding corporation without cause (as defined in the 2005 plan), each option held by the holder will become immediately exercisable for the remaining 50% of the shares that had been unvested as of the date of the change of control event.

Upon the occurrence of a change in control event that does not also constitute a reorganization event, 50% of the shares of restricted stock outstanding under any award will become immediately free of all restrictions and conditions. If within one year of a change in control event a restricted stock holder’s employment with us or our succeeding corporation is terminated by such holder for good reason or is terminated by us or the succeeding corporation without cause, the remaining 50% of such holder’s restricted stock that had been unvested as of the date of the change of control event will become immediately free of all restrictions and conditions.

No incentive stock option may be granted under the 2005 plan after September 6, 2015, but the vesting and effectiveness of awards granted before that date may extend beyond that date.

Our board of directors may amend, modify or terminate any outstanding award, provided that the consent of a holder of an outstanding award is required unless our board determines that the amendment, modification or termination would not materially and adversely affect the holder. Our board may at any time amend, suspend or terminate the 2005 plan, except that, to the extent determined by our board, no amendment requiring stockholder approval under any applicable legal, regulatory or listing requirement will become effective until the requisite stockholder approval is obtained.

2005 Employee Stock Purchase Plan

Our 2005 employee stock purchase plan, which we refer to as the purchase plan, was adopted by our board of directors in September 2005 and approved by our stockholders in October 2005 and became effective in October 2005. We have reserved a total of 50,000 shares of our common stock for issuance to participating employees under the purchase plan. As of March 31, 2006, no shares of common stock have been sold under the purchase plan and 50,000 shares are available for future grant.

All of our employees, including our directors who are employees and all employees of any of our participating subsidiaries, who have been employed by us for at least six months prior to enrolling in the purchase plan, who are employees on the first day of the purchase plan period, and whose customary employment is for more than 20 hours a week and for more than five months in any calendar year, are eligible to participate in the purchase plan. Beginning with the second offering scheduled July 2006, the length of employment eligibility has been reduced to three months from six months. Employees who would, immediately after being granted an option to purchase shares under the purchase plan, own 5% or more of the total combined voting power or value of our common stock are not be eligible to participate in the purchase plan.

We will make one or more offerings to our employees to purchase stock under the purchase plan. Offerings will begin on each January 1 and July 1, or the first business day thereafter, provided that our first offering commenced on January 1, 2006, the date on which trading of our common stock on the Nasdaq National Market commenced in connection with our initial public offering. Each offering commencement date will begin a six-month period during which payroll deductions will be made and held for the purchase of the common stock at the end of the purchase plan period.

On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock. The employee may authorize up to the lesser of (a) 10% of his or her compensation and (b) $12,500 to be deducted by us during the offering period. On the last day of the offering period, the employee will be deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price shall be determined by the board of directors or a committee appointed by the board to administer the purchase plan, based on the lesser of (i) the closing price of the common stock on the first business day of the plan period or the exercise date, as defined in the plan, or shall be based solely on the closing price of the common stock on the exercise date, provided that the option exercise price shall be at least 85% of the applicable closing price. In the absence of a determination by the board of directors or the committee, the option exercise price will be 95% of the closing price of the common stock on the exercise date.

An employee who is not a participant on the last day of the offering period will not be entitled to exercise any option, and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the purchase plan will terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the balance in the employee’s account will be paid to the employee’s beneficiary.

401(k) Plan

Our employee savings plan is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to 25%, but may not exceed the statutorily prescribed annual limit, and have the amount of such reduction contributed to the 401(k) plan. We make matching contributions or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

Limitations on Directors’ Liability and Indemnification Agreements

As permitted by Delaware law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of directors for breach of fiduciary duty of care as a director. Our certificate of incorporation and bylaws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or recission.

As permitted by Delaware law, our certificate of incorporation and bylaws also provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by the board of directors; and

•	we will advance expenses to our directors and executive officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.

The indemnification provisions contained in our certificate of incorporation and bylaws are not exclusive.

In addition to the indemnification provided for in our certificate of incorporation and restated bylaws, we have entered into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. If the claim is brought by us or on our behalf, we will not be obligated to indemnify the director or executive officer if he or she is found liable to us, unless the court determines that, despite the adjudication of liability, in view of all the circumstances of the case the director or executive officer is fairly and reasonably entitled to be indemnified. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of March 31, 2006 and as adjusted to reflect the sale of the shares of common stock in this offering by:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;

•	our named executive officers;

•	each of our directors;

•	all executive officers and directors as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares that an individual or entity has the right to acquire beneficial ownership of within 60 days of April 30, 2006 through the exercise of any warrant, stock option or other right. Except as noted by footnote, and subject to community property laws where applicable, the stockholders named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

As of March 31, 2006, there were 21,184,287 shares of common stock issued and outstanding. The percentage of shares beneficially owned after this offering includes the 5,500,000 shares of common stock being offered by us. Except as set forth below, the address of all stockholders is c/o NxStage Medical, Inc., 439 South Union Street, 5th Floor, Lawrence, Massachusetts 01843.

	Shares Beneficially
	Owned				Shares Beneficially Owned
Name and Address of	Prior to Offering			Shares	After Offering
Beneficial Owner	Number		Percentage	Offered	Number	Percentage

5% Stockholders (1):
Credit Suisse (Sprout Group)	5,765,773	(2)	27.1%	—	5,765,773	21.6%
Eleven Madison Avenue New York, NY 10010
Atlas Venture	2,598,922	(3)	12.3%	—	2,598,922	9.7%
890 Winter Street, Suite 320 Waltham, MA 02451
Federated Investors, Inc	2,000,000	(4)	9.4%	—	2,000,000	7.5%
Federated Investors Tower 1001 Liberty Avenue Pittsburgh, PA 15222
Healthcare Investment Partners Holdings, LLC	1,276,112	(5)	6.0%	—	1,276,112	4.8%
4900 West Dry Creek Road Healdsburg, CA 95448
Directors:
Jeffrey H. Burbank	806,996	(6)	3.8%	54,771	752,225	2.8%
Philippe O. Chambon	5,492,534	(6)(7)	25.9%	—	5,492,534	20.6%
Daniel A. Giannini	15,000		*	—	15,000	*
Reid S. Perper	1,288,112	(6)(8)	6.1%	—	1,288,112	4.8%

	Shares Beneficially
	Owned				Shares Beneficially Owned
Name and Address of	Prior to Offering			Shares	After Offering
Beneficial Owner	Number		Percentage	Offered	Number	Percentage

Peter P. Phildius	71,555	(6)	*	—	71,555	*
David S. Utterberg	1,989,528	(6)(1)	9.4%	—	1,989,528	7.5%
Craig W. Moore	30,791	(6)	*	—	30,791	*
Other Named Executive Officers:
David N.Gill	20,000	(6)	*	—	20,000	*
Winifred L. Swan	87,939	(6)	*	—	87,939	*
Philip R. Licari	208,962	(6)	1.0%	—	208,962	*
Joseph E. Turk, Jr	183,099	(6)	*	—	183,099	*
All directors and executive officers as a group (11 persons)	12,793,438	(9)	60.4%	54,771	12,738,667	47.7%
Other Selling Stockholder:
Hendrik Kuiper	178,748		*	58,600	120,148	*

*	Represents holdings of less than one percent.

(1)	This information is taken from a Schedule 13G filed on January 25, 2006 and is as of December 31, 2005. David S. Utterberg reports sole voting power and sole dispositive power as to 1,989,528 shares of our common stock, including 13,497 shares of common stock which Mr. Utterberg has the right to acquire within 60 days of March 31, 2006 upon exercise of outstanding stock options. Mr. Utterberg is also a member of our board of directors and is included in this table under the heading “Directors.”

(2)	This information is taken from a Schedule 13D filed on December 16, 2005 by Credit Suisse jointly with its affiliates, the Sprout Entities, and is as of October 27, 2005. As of December 16, 2005, the Sprout Entities may be deemed to beneficially own an aggregate of 5,765,773 shares of common stock, consisting of (i) 1,941,301 shares of common stock held directly by Sprout Capital IX, L.P., (ii) 2,046,353 shares of common stock and warrants for the purchase of 61,681 shares of common stock held directly by Sprout Capital VIII, L.P., (iii) 830,437 shares of common stock held directly by Sprout Capital VII, L.P., (iv) 9,666 shares of common stock held directly by Sprout CEO Fund, L.P., (v) 7,648 shares of common stock held directly by Sprout Entrepreneurs Fund, L.P., (vi) 112,061 shares of common stock held directly by Sprout IX Plan Investors, L.P., (vii) 47,203 shares of common stock held directly by Sprout Plan Investors, L.P., (viii) 122,817 shares of common stock and warrants to purchase 3,700 shares of common stock held directly by Sprout Venture Capital, L.P., (ix) 130,532 shares of common stock and warrants to purchase 4,948 shares of common stock held directly by DLJ ESC II, L.P., (x) 174,641 shares of common stock and warrants to purchase 204 shares of common stock held directly by DLJ Capital Corporation and (xi) 272,581 shares of common stock held directly by CSFB Fund Co-Investment Program, L.P. The members of the Sprout entities investment committee, including Philippe Chambon, share voting and dispositive control over the shares referenced in this footnote. Mr. Chambon disclaims beneficial ownership of such shares except to the extent of his proportionate pecuniary interest therein.

(3)	This information is taken from a Schedule 13G filed on February 8, 2006 by Atlas Venture jointly with its affiliates and is as of December 31, 2005. Consists of (i) 1,502,723 shares of common stock held by Atlas Venture Fund V, L.P., (ii) 373,324 shares of common stock held by Atlas Venture Fund V-A C.V., (iii) 25,011 shares of common stock held by Atlas Venture Entrepreneurs’ Fund V, L.P., (iv) 672,804 shares of common stock held by Atlas Venture Fund III, L.P., (v) 14,625 shares of common stock held by Atlas Venture Entrepreneurs’ Fund III, L.P. and (vi) 10,435 shares of common stock subject to outstanding warrants which expire in May 2006. As general partner of certain of the foregoing funds, and by virtue of the such funds’ relationship as affiliated limited partnerships, each of Atlas Venture Associates III, L.P., or AVA III LP, and Atlas Venture Associates V, L.P., or AVA V LP, may also be deemed to beneficially own the foregoing shares of common stock. As the general partner of AVA III LP and AVA V LP, respectively, Atlas Venture Associates III, Inc., or AVA III Inc., and Atlas Venture Associates V, Inc., or AVA V Inc., may also be deemed to beneficially own the foregoing shares. AVA III LP, AVA V LP, AVA III Inc. and AVA V Inc. disclaim beneficial ownership of the shares except to the extent of their pecuniary interest therein. In their capacities as directors of AVA III Inc. and AVA V Inc. each of Messrs. Axel Bichara, Jean-Francois Formela and Christopher Spray may be deemed to beneficially own the shares. Each of Messrs. Bichara, Formela and Spray disclaim beneficial ownership of the shares except to the extent of his pecuniary interest therein.

(4)	This information is taken from a Schedule 13G filed on February 14, 2006 by Federated Investors, Inc. and is as of December 31, 2005. Federated Investors, Inc. reports sole voting power and sole dispositive power as to all 2,000,000 shares.

(5)	This information is taken from a Schedule 13G filed on February 14, 2006 by Healthcare Investment Partners Holdings, LLC and its affiliates, is as of December 31, 2005 and consists of 1,276,112 shares of common stock held by Healthcare Investment Partners Holdings, LLC. The Managing Directors of Healthcare Investment Partners Holdings, LLC, Reid Perper, Henry Wendt and Edward Brown, share voting and dispositive control over the shares referenced in this footnote. Each of Messrs. Perper, Wendt and Brown disclaims beneficial ownership of such shares except to the extent of his proportionate pecuniary interest therein.

(6)	The number of shares of our common stock that each person is deemed to beneficially own includes the number of shares of our common stock which such person has the right to acquire within 60 days after March 31, 2006 upon exercise of outstanding stock options as set forth opposite his or her name below and for which we have no existing repurchase right:

Number
Name	of Shares

Jeffrey H. Burbank	314,669
Philippe O. Chambon	12,000
Daniel A. Giannini	15,000
Reid S. Perper	12,000
Peter P. Phildius	67,913
David S. Utterberg	13,497
Craig W. Moore	30,791
David N. Gill	20,000
Winifred L. Swan	75,509
Philip R. Licari	208,962
Joseph E. Turk, Jr.	81,804

(7)	Consists of shares held by the Sprout Entities. Dr. Chambon disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in such shares.

(8)	Consists of shares held by Healthcare Investment Partners Holdings LLC, of which Mr. Perper is a Managing Director. Mr. Perper disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in such shares.

(9)	Includes an aggregate of 852,145 shares of our common stock which all executive officers and directors have the right to acquire within 60 days after March 31, 2006 upon exercise of outstanding stock options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2003, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our common stock, and affiliates of our directors, executive officers and 5% stockholders.

Medisystems Corporation

Medisystems Corporation is our primary supplier of the disposable cartridges used with our NxStage System One and our only supplier of cartridge subassemblies. The chief executive officer and sole stockholder of Medisystems, David S. Utterberg, is a member of our board of directors and owns approximately 9.4% of our outstanding common stock as of March 31, 2006. We purchased approximately $41,000, $232,000 and $896,000 of products during fiscal 2003, 2004 and 2005, respectively, from Medisystems. We purchased approximately $126,000 and $759,000 of products and components from Medisystems during the three months ended March 31, 2005 and 2006, respectively. We are currently negotiating a long-term supply agreement with Medisystems covering components, subassemblies and completed cartridges, and are hopeful that we will be able to complete our negotiations and enter into a definitive agreement with Medisystems in the near term. We believe that our purchases from Medisystems have been on terms no less favorable to us than could be obtained from unaffiliated third parties.

Preferred Stock Issuances

Issuance of Series E Preferred Stock

On April 15, 2003, we sold an aggregate of 2,669,908 shares of Series E preferred stock at a price per share of $5.97 for an aggregate purchase price of $15,939,351. All shares of our Series E preferred stock automatically converted into 1,952,227 shares of our common stock upon completion of our initial public offering. Of these 2,669,908 shares of Series E preferred stock, an aggregate of 2,657,345 shares were sold to the following director and holders of more than five percent of our voting securities:

	Shares of
	Series E
Name	Preferred Stock	Purchase Price

Sprout Group(1)	987,552	$5,895,685
David S. Utterberg	753,769	4,500,001
Atlas Venture(2)	733,553	4,379,311
Adams Street Partners(3)	157,345	939,350
Lightspeed Venture Partners(4)	25,126	150,002

Total	2,657,345	$15,864,349

(1)	Consists of 354,895 shares held by Sprout Capital VIII, L.P., 326,824 shares held by Sprout Capital, IX, L.P., 195,256 shares held by Sprout Capital VII, L.P., 36,094 shares held by DLJ Capital Corp., 30,756 shares held by DLJ ESC II, L.P., 21,300 shares held by Sprout Venture Capital L.P., 18,866 shares held by Sprout IX Plan Investors, LP, 2,273 shares held by The Sprout CEO Fund, L.P. and 1,288 shares held by Sprout Entrepreneurs Fund, L.P. Philippe Chambon, M.D., Ph.D., a member of our board of directors, is a general partner of Sprout Group.

(2)	Consists of 424,146 shares held by Atlas Venture Fund V, L.P., 192,783 shares held by Atlas Venture Fund III, L.P., 52,686 shares held by Atlas Venture Parallel Fund V-A, C.V., 52,686 shares held by Atlas Venture Parallel Fund V-B, C.V., 7,060 shares held by Atlas Venture Entrepreneurs’ Fund V, L.P. and 4,192 shares held by Atlas Venture Entrepreneurs’ Fund III, L.P. Jean-Francois Formela, M.D., who served as a member of our board of directors until May 30, 2006, is a Senior Partner of Atlas Venture.

(3)	Consists of 157,345 shares held by BVCF IV, L.P.

(4)	Consists of 12,563 shares held by Weiss, Peck & Greer Venture Associates IV, L.L.C., 10,983 shares held by WPG Enterprise Fund III, L.L.C. and 1,580 shares held by Weiss, Peck & Greer Venture Associates IV Cayman, L.P.

Issuance of Series F Preferred Stock

On August 18, 2004, we sold an aggregate of 2,747,253 shares of Series F preferred stock at a price per share of $7.28 for an aggregate purchase price of $20,000,002. All shares of our Series F preferred stock automatically converted into 2,448,707 shares of our common stock upon completion of our initial public offering. Of these 2,747,253 shares of Series F preferred stock, an aggregate of 1,840,660 shares were sold to the following director and holders of more than five percent of our voting securities:

	Shares of
	Series F
Name	Preferred Stock	Purchase Price

Sprout Group(1)	957,319	$6,969,282
Atlas Venture(2)	450,861	3,282,268
David S. Utterberg	343,195	2,498,460
Adams Street Partners(3)	68,681	499,998
Lightspeed Venture Partners(4)	20,604	149,997

Total	1,840,660	$13,400,005

(1)	Consists of 447,582 shares held by Sprout Capital, VIII, L.P., 412,180 shares held by Sprout Capital, IX, L.P., 38,788 shares held by Sprout Plan Investors, LP, 26,863 shares held by Sprout Venture Capital L.P., 23,793 shares held by Sprout IX Plan Investors, LP, 6,489 shares held by DLJ Capital Corp. and 1,624 shares held by Sprout Entrepreneurs Fund, L.P. Philippe Chambon, M.D., Ph.D., a member of our board of directors, is a general partner of Sprout Group.

(2)	Consists of 260,692 shares held by Atlas Venture Fund V, L.P., 118,490 shares held by Atlas Venture Fund III, L.P., 32,382 shares held by Atlas Venture Parallel Fund V-A, C.V., 32,382 shares held by Atlas Venture Parallel Fund V-B, C.V., 4,339 shares held by Atlas Venture Entrepreneurs’ Fund V, L.P. and 2,576 shares held by Atlas Venture Entrepreneurs’ Fund III, L.P. Jean-Francois Formela, M.D., who served as a member of our board of directors until May 30, 2006, is a Senior Partner of Atlas Venture.

(3)	Consists of 68,681 shares held by BVCF IV, L.P.

(4)	Consists of 10,302 shares held by Weiss, Peck & Greer Venture Associates IV, L.L.C., 9,006 shares held by WPG Enterprise Fund III, L.L.C. and 1,296 shares held by Weiss, Peck & Greer Venture Associates IV Cayman, L.P.

Issuance of Series F-1 Preferred Stock

On July 8, 2005 and July 15, 2005, we sold an aggregate of 2,197,801 shares of Series F-1 preferred stock at a price per share of $7.28 for an aggregate purchase price of $16,000,000. All shares of Series F-1 preferred stock automatically converted into 1,958,961 shares of our common stock upon completion of our initial public offering. Of these 2,197,801 shares of Series F-1 preferred stock, an aggregate of 1,960,779 shares were sold to the following director and holders of more than five percent of our voting securities:

	Shares of
	Series F-1
Name	Preferred Stock	Purchase Price

Healthcare Investment Partners Holdings LLC(1)	1,373,626	$9,999,997
Sprout Group(2)	304,661	2,217,933
Atlas Venture(3)	143,484	1,044,564
David S. Utterberg	109,220	795,122
Adams Street Partners(4)	21,857	159,119
Lightspeed Venture Partners(5)	7,931	57,738

Total	1,960,779	$14,274,473

footnotes continued on following page

(1)	Ried Perper, a member of our board of directors, is a Managing Director of Healthcare Investment Partners Holdings LLC.

(2)	Consists of 142,440 shares held by Sprout Capital VIII, L.P., 131,174 shares held by Sprout IX Plan Investors, L.P., 12,334 shares held by Sprout Plan Investors, L.P., 8,549 shares held by Sprout Venture

Capital, L.P., 2,065 shares held by DLJ Capital Corp. and 517 shares held by Sprout Entrepreneurs’ Fund, L.P. Philippe Chambon, M.D., Ph.D., a member of our board of directors, is a general partner of New Leaf Venture Partners, a spin-off from the Sprout Group.

(3)	Consists of 82,964 shares held by Atlas Venture Fund V, L.P., 37,709 shares held by Atlas Venture Fund III, L.P., 10,305 shares held by Atlas Venture Parallel Fund V-A, C.V., 10,305 shares held by Atlas Venture Parallel Fund V-B, C.V., 1,381 shares held by Atlas Venture Entrepreneurs’ Fund V, L.P. and 820 shares held by Atlas Venture Entrepreneurs’ Fund III, L.P. Jean-Francois Formela, M.D., who served as a member of our board of directors until May 30, 2006, is a Senior Partner of Atlas Venture.

(4)	Consists of 21,857 shares held by BVCF IV, L.P.

(5)	Consists of 3,467 shares held by WPG Enterprise Fund III, L.L.C., 3,966 shares held by Weiss, Peck & Greer Venture Associates IV, L.L.C. and 498 shares held by Weiss, Peck & Greer Venture Associates IV Cayman, L.P.

Payments to Peter Phildius

In 2004, we paid Peter Phildius $6,250 per month for service as chairman of our board of directors and in 2005 we paid Mr. Phildius $60,000 for consulting services. Commencing in 2006, we compensate Mr. Phildius only under the non-employee director compensation policy.

Registration Rights

The following directors, officers and holders of more than five percent of our voting securities and their affiliates have been granted registration rights with respect to shares of our common stock:

Name	Number of Shares

Sprout Entities(1)	5,293,499
Atlas Venture(2)	2,499,000
David S. Utterberg	1,903,024
Healthcare Investment Partners Holdings LLC(3)	1,224,357
Jeffrey H. Burbank	54,771

(1)	Philippe Chambon, M.D., Ph.D., a member of our board of directors, is a general partner of New Leaf Ventures, a spin-off from Sprout Group.

(2)	Jean-Francois Formela, M.D., who served as a member of our board of directors until May 30, 2006, is a Senior Partner of Atlas Venture.

(3)	Reid S. Perper, a member of our board of directors, is a Managing Director of Healthcare Investment Partners LLC.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides that we will indemnify the director or officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, executive officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. If the claim is brought by us or on our behalf, we will not be obligated to indemnify the director or executive officer if he or she is found liable to us, unless the court determines that, despite the adjudication of liability, in view of all the circumstances of the case the director or senior officer is fairly and reasonably entitled to be indemnified. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

Stock Option Grants

We have granted options to purchase shares of our common stock to our executive officers and directors. See “Management — Director Compensation,” “Management — Executive Compensation” and “Management — Option Grants in Last Fiscal Year.”

Other Considerations

We have adopted a policy providing that all material transactions between us and our officers, directors and other affiliates must be:

•	approved by a majority of the members of our board of directors and by a majority of the disinterested members of our board of directors; and

•	on terms no less favorable to us than those that we believe could be obtained from unaffiliated third parties.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of March 31, 2006, there were 21,184,287 shares of common stock issued and outstanding. As of March 31, 2006, there were 119 stockholders of record of our capital stock.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its right and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of any preferred stock that may be issued in the future. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing changes in control or management of NxStage.

We have no present plans to issue any shares of preferred stock.

Warrants

As of March 31, 2006:

•	Lighthouse Capital Partners IV, L.P. held a warrant to purchase 36,730 shares of our common stock at an exercise price of $8.17 per share. This warrant expires on December 23, 2011.

•	Lighthouse Capital Partners V, L.P. held a warrant to purchase 36,730 shares of our common stock at an exercise price of $8.17 per share. The warrant expires on December 23, 2011.

•	Comerica Bank — California held a warrant to purchase shares 15,309 of our common stock at an exercise price of $8.16 per share. This warrant expires on September 26, 2009.

•	Atlas Venture Fund III, L.P. and a related entity held warrants to purchase shares 10,434 of our common stock at an exercise price of $7.13 per share. In November 2006, we extended the exercise date of these warrants through May 31, 2006.

•	Sprout Capital VII, L.P. and related entities held warrants to purchase shares 70,533 of our common stock at an exercise price of $7.13 per share. In November 2006, we extended the exercise date of these warrants through May 31, 2006.

These warrants provide for adjustments in the event of stock dividends, stock splits, reclassifications or other changes in our corporate structure. Certain of the holders of these warrants have registration rights that are outlined below under the heading “Registration Rights.”

Millennium Technology Ventures, LP. has the right to acquire, for no additional consideration, 1,904 shares of our common stock if and when it exercises a warrant it holds to purchase shares of VascA, Inc. preferred stock.

Options

As of March 31, 2006, options to purchase an aggregate of 2,723,005 shares of common stock at a weighted-average exercise of $6.46 per share were outstanding.

Registration Rights

The holders of 13,432,652 shares of common stock and the holders of warrants to purchase 169,736 shares of our common stock have rights to require us to file registration statements under the Securities Act or to include their shares in registration statements that we may file in the future for NxStage or other stockholders.

The holders of more than 30% of the shares having registration rights may demand that we register all or a portion of their common stock for sale under the Securities Act, so long as the aggregate offering price of such securities is reasonably anticipated to be at least $5,000,000. We will effect the registration as requested, unless the underwriters decide to limit the number of shares that may be included in the registration due to marketing factors. We are required to effect two of these registrations. However, if at any time we become eligible to file a registration statement on Form S-3, or any successor form, holders of registration rights may make two requests for us to effect a registration on such forms of their common stock having an aggregate offering price of at least $500,000.

In addition, if at any time after this offering we register any shares of common stock, either for our own account or for the account of other security holders, the holders of registration rights are entitled to notice of the registration and to include all or a portion of their common stock in the registration. A holder’s right to demand or include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering.

Anti-Takeover Provisions of Delaware Law, our Certificate of Incorporation and our Bylaws

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Under our certificate of incorporation, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office. The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of us.

Our certificate of incorporation and our bylaws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws further provide that, except as otherwise required by law, special meetings of the stockholders may only be called by the chairman of the board, chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders’ meeting, and not by written consent.

The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation and bylaws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

Limitation of Liability and Indemnification

Our certificate of incorporation contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EquiServe Trust Company.

Nasdaq National Market

Our common stock is quoted on the Nasdaq National Market under the symbol “NXTM.”

Lock-up Agreements

Except for sales of common stock to the underwriters in accordance with the terms of the purchase agreement, we, each of our directors and officers, and certain holders of our outstanding stock and options to acquire our stock have agreed not to sell or otherwise dispose of, directly or indirectly, any shares of our common stock (or any security convertible into or exchangeable or exercisable for common stock) without the prior written consent of Merrill Lynch and J.P. Morgan for a period of 90 days from the date of this prospectus. In addition, for a period of 90 days from the date of this prospectus, except as required by law, we have agreed that our board of directors will not consent to any offer for sale, sale or other disposition, or any transaction which is designed or could be expected to result in the disposition by any person, directly or indirectly, of any shares of our common stock without the prior written consent of Merrill Lynch and

J.P. Morgan. Merrill Lynch and J.P. Morgan, in their sole discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements.

Registration Rights

The holders of 13,432,652 shares of common stock and the holders of warrants to purchase 169,736 shares of our common stock have rights to require or participate in the registration of those shares under the Securities Act. See “Description of Capital Stock — Registration Rights” for a detailed description of these registration rights.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other organization taxable as a corporation for U.S. federal tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (A) if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and (ii) one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (B) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	partnerships or other pass-through entities;

•	regulated investment companies;

•	pension plans;

•	owners of more than 5% of our common stock;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner and the partnership holding shares of our common stock should consult his, her or its tax advisors regarding the tax considerations of acquiring, holding and disposing of shares of our common stock.

There can be no assurance that the Internal Revenue Service, referred to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership, or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such non-U.S. holder’s tax basis in the common stock and thereafter as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by timely filing an appropriate claim for refund with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States (and if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder) are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.

To claim the benefit of a tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income, before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain On Sale, Exchange or Other Taxable Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business (and if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder), in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may apply;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

•	we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period if shorter) a “U.S. real property holding corporation” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may apply. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Furthermore, no assurance can be provided that our stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares of our common stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, will be considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures (such as providing a properly completed IRS Form W-8BEN) to establish that such holder is not a U.S. person in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Thomas Weisel Partners LLC and JMP Securities LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in a purchase agreement, dated the date of this prospectus, among us, the selling stockholders and the underwriters, the underwriters named below have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Thomas Weisel Partners LLC
JMP Securities LLC

Total	5,613,371

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwrites may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters’ representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The follow table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option to purchase additional shares of our common stock:

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to NxStage	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $671,000 and are payable by us.

Overallotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 825,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the table above bears to the total number of shares of common stock listed next to the names of all underwriters in the table above. If the underwriters option is exercised in full, assuming a per share offering price of $9.53, based on the last reported sale price of our common stock on the Nasdaq National Market on June 7, 2006, the total price to the public would be approximately $60.3 million and the total proceeds to us would be approximately $56.0 million after deducting estimated underwriting discounts and commissions and offering expenses.

No Sales of Similar Securities

We, the selling stockholders, each of our directors and officers and holders of a substantial majority of our outstanding stock have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus, subject to an extension of up to 18 days without first obtaining the written consent of Merrill Lynch, Pierce, Fenner and Smith Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or either dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other arrangement that transfers, in whole or in part, the economic consequences of ownership of any common stock, whether any transaction swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

These restrictions do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus that is described in this prospectus;

•	the issuance by us of shares or options to purchase shares of common stock pursuant to our stock incentive and employee stock purchase plans, provided that the recipient of the shares agrees to be subject to the restrictions described in this paragraph; or

•	certain transactions by persons other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

See the section entitled “Shares Eligible for Future Sale” for further discussion of certain transfer restrictions.

Quotation on the Nasdaq National Market

The shares are quoted on the Nasdaq National Market under the symbol “NXTM.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters’ representatives or lead manager will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format will be made available on the website maintained by Merrill Lynch. Other than the electronic prospectus, the information on the website is not part of this prospectus. Merrill Lynch may agree to allocate a number of shares for sale to their online brokerage account holders.

Other Relationships

In the future, certain of the underwriters or their affiliates may provide investment and commercial banking and financial advisory services to NxStage and its affiliates in the ordinary course of business, for which they may receive customary fees and commissions. To date, we have not engaged the underwriters to provide any such services, and no such fees or commissions have been paid or incurred.

LEGAL MATTERS

The validity of the shares of common stock we are offering will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements of NxStage Medical, Inc. as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, appearing in this prospectus and the related registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, with respect to our common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

We are subject to the full informational and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. We fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain an Internet site at www.nxstage.com. Our internet site is not a part of this prospectus.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2005 and March 31, 2006 (Unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and March 31, 2006 (Unaudited)	F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the Years Ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2006 (Unaudited)
F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and March 31, 2006 (Unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of NxStage Medical, Inc.

We have audited the accompanying consolidated balance sheets of NxStage Medical, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NxStage Medical, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
January 31, 2006,
except for Note 15, as to which the date is
May 15, 2006

NXSTAGE MEDICAL, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,		March 31,
	2004	2005	2006
			(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$5,639,499	$61,223,377	$35,034,750
Marketable securities	12,495,000	—	—
Short-term investments	—	—	14,692,810
Accounts receivable, net	524,265	1,367,860	2,589,609
Inventory	4,410,253	5,956,336	7,510,939
Prepaid expenses and other current assets	39,585	523,160	359,544

Total current assets	23,108,602	69,070,733	60,187,652

Property and equipment, net	759,008	2,070,387	2,439,381
Field equipment, net	1,041,263	4,843,398	7,361,548
Other assets	546,061	446,508	474,670

Total assets	$25,454,934	$76,431,026	$70,463,251

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,409,269	$3,027,524	$5,722,840
Accrued expenses	1,046,146	2,344,318	2,778,648
Deferred rent obligation	—	84,997	84,997
Current portion of long-term debt	1,448,165	1,513,480	1,542,600

Total current liabilities	3,903,580	6,970,319	10,129,085
Deferred rent obligation	—	473,268	453,315
Long-term debt	3,005,717	1,633,070	1,236,342

Total liabilities	6,909,297	9,076,657	11,818,742

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock, at redemption value (Note 12):
Series B: 1,875,000 shares authorized, issued and outstanding at December 31, 2004	5,006,250	—	—
Series C: 1,155,169 shares authorized and 1,151,632 shares issued and outstanding at December 31, 2004	6,000,003	—	—
Series D: 5,011,173 shares authorized and 4,857,622 shares issued and outstanding at December 31, 2004	29,000,008	—	—
Series E: 2,690,846 shares authorized and 2,669,908 shares issued and outstanding at December 31, 2004	15,939,351	—	—
Series F: 2,829,671 shares authorized and 2,747,253 shares issued and outstanding at December 31, 2004	20,000,002	—	—

Total redeemable convertible preferred stock	75,945,614	—	——

Stockholders’ equity (deficit):
Undesignated preferred stock: par value $0.001, 5,000,000 shares authorized as of December 31, 2005 and March 31, 2006; zero shares issued and outstanding	—	—	—
Common stock: par value $0.001, 20,000,000 shares authorized as of December 31, 2004 and 100,000,000 shares authorized as of December 31, 2005 and March 31, 2006; 2,566,681, 21,176,554 and 21,184,287 shares issued and outstanding at December 31, 2004 and 2005, and March 31, 2006, respectively	2,567	21,177	21,184
Additional paid-in capital	2,391,223	151,675,548	151,914,501
Deferred compensation	(420,509)	(259,910)	—
Accumulated deficit	(59,496,069)	(84,010,669)	(93,265,639)
Accumulated other comprehensive income (loss)	122,811	(71,777)	(25,537)

Total stockholders’ equity (deficit)	(57,399,977)	67,354,369	58,644,509

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$25,454,934	$76,431,026	$70,463,251

See accompanying notes to these consolidated financial statements.

NXSTAGE MEDICAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(Unaudited)

Revenues	$285,954	$1,884,569	$5,993,739	$1,033,792	$3,400,722
Cost of revenues	940,371	3,438,832	9,585,286	1,782,166	4,857,254

Gross profit (deficit)	(654,417)	(1,554,263)	(3,591,547)	(748,374)	(1,456,532)

Operating expenses:
Research and development	4,526,491	5,970,442	6,304,463	1,432,040	1,778,894
Selling and marketing	2,180,747	3,334,028	7,549,830	1,321,040	3,192,983
Distribution	32,602	494,786	2,059,279	308,925	1,289,599
General and administrative	2,868,304	3,603,967	4,854,471	1,025,016	1,974,729

Total operating expenses	9,608,144	13,403,223	20,768,043	4,087,021	8,236,205

Loss from operations	(10,262,561)	(14,957,486)	(24,359,590)	(4,835,395)	(9,692,737)

Other income (expense):
Interest income	146,047	130,347	643,417	72,086	595,407
Interest expense	(91,985)	(14,542)	(763,437)	(145,824)	(157,640)

	54,062	115,805	(120,020)	(73,738)	437,767

Net loss	$(10,208,499)	$(14,841,681)	$(24,479,610)	$(4,909,133)	$(9,254,970)

Net loss per share, basic and diluted	$(4.10)	$(5.81)	$(4.31)	$(1.91)	$(0.44)

Weighted-average shares outstanding, basic and diluted	2,489,688	2,555,605	5,680,566	2,566,399	21,182,717

See accompanying notes to these consolidated financial statements.

NXSTAGE MEDICAL, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS’ EQUITY (DEFICIT)

									Accumulated
	Redeemable Convertible						Notes		Other
	Preferred Stock				Additional		Receivable		Comprehensive	Total
		Carrying	Common Stock		Paid-In	Deferred	From	Accumulated	Income	Comprehensive
	Shares	Value	Shares	Amount	Capital	Compensation	Stockholders	Deficit	(Loss)	Loss

Balance at December 31, 2002	7,884,254	$40,006,261	2,560,644	$2,561	$1,496,459	$(95,843)	$(289,615)	$(34,367,595)	$(17,389)

Sale of Series E redeemable convertible preferred stock, net of issuance costs of $46,814	2,669,908	15,939,351	—	—	—	—	—	(46,814)	—
Exercise of stock options	—	—	4,582	5	13,096	—	—	—	—
Stock options issued to non-employees	—	—	—	—	9,000	(9,000)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	38,904	—	—	—
Change in cumulative translation adjustment	—	—	—	—	—	—	—	—	(3,709)	$(3,709)
Net loss	—	—	—	—	—	—	—	(10,208,499)	—	(10,208,499)

Total comprehensive loss										$(10,212,208)

Balance at December 31, 2003	10,554,162	$55,945,612	2,565,226	$2,566	$1,518,555	$(65,939)	$(289,615)	$(44,622,908)	$(21,098)

Sale of Series F redeemable convertible preferred stock, net of issuance costs of $31,480	2,747,253	20,000,002	—	—	—	—	—	(31,480)	—
Exercise of stock options	—	—	1,455	1	5,264	—	—	—	—
Stock options issued to nonemployees	—	—	—	—	159,124	(159,124)	—	—	—
Deferred compensation	—	—	—	—	285,780	(285,780)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	90,334	—	—	—
Warrants issued in connection with debt agreement	—	—	—	—	422,500	—	—	—	—
Unrealized gain on marketable securities	—	—	—	—	—	—	—	—	24,000	$24,000
Forgiveness of note receivable	—	—	—	—	—	—	289,615	—	—	—
Change in cumulative translation adjustment	—	—	—	—	—	—	—	—	119,909	119,909
Net loss	—	—	—	—	—	—	—	(14,841,681)	—	(14,841,681)

Total comprehensive loss										$(14,697,772)

Balance at December 31, 2004	13,301,415	$75,945,614	2,566,681	$2,567	$2,391,223	$(420,509)	$—	$(59,496,069)	$122,811

Sale of Series F-1 redeemable convertible preferred stock, net of issuance costs of $34,990	2,197,801	15,999,993	—	—	—	—	—	(34,990)	—
Conversion of redeemable convertible preferred stock to common stock	(15,499,216)	(91,945,607)	12,124,840	12,125	91,933,482	—	—	—	—
Issuance of common stock, net of issuance costs	—	—	6,325,000	6,325	56,023,477	—	—	—	—
Series D warrant extension	—	—	—		478,094	—	—	—	—
Exercise of stock options	—	—	128,729	129	533,777	—	—	—	—
Exercise of warrants	—	—	31,304	31	223,029	—	—	—	—
Stock options issued to nonemployees	—	—	—	—	34,400	(34,400)	—	—	—
Deferred compensation	—	—	—	—	58,066	(58,066)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	253,065	—	—	—
Realized gain on marketable securities	—	—	—	—	—	—	—	—	(24,000)	$(24,000)
Change in cumulative translation adjustment	—	—	—	—	—	—	—	—	(170,588)	(170,588)
Net loss	—	—	—	—	—	—	—	(24,479,610)	—	(24,479,610)

Total comprehensive loss										$(24,674,198)

Balance at December 31, 2005	—	$—	21,176,554	$21,177	$151,675,548	$(259,910)	$—	$(84,010,669)	$(71,777)
Issuance costs	—	—	—	—	(8,890)	—	—	—	—	—
Exercise of stock options	—	—	7,733	7	15,221	—	—	—	—	—
Stock-based compensation	—	—	—	—	492,532	—	—	—	—	—
Reclassification of deferred compensation upon adoption of SFAS No. 123R	—	—	—	—	(259,910)	259,910	—	—	—	—
Change in cumulative translation adjustment	—	—	—	—	—	—	—	—	46,240	$46,240
Net loss	—	—	—	—	—	—	—	(9,254,970)	—	(9,254,970)

Total comprehensive loss										$(9,208,730)

Balance at March 31, 2006 (Unaudited)	—	$—	21,184,287	$21,184	$151,914,501	$—	$—	$(93,265,639)	$(25,537)

See accompanying notes to these consolidated financial statements.

NXSTAGE MEDICAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(Unaudited)

Cash flows from operating activities:
Net loss	$(10,208,499)	$(14,841,681)	$(24,479,610)	$(4,909,133)	$(9,254,970)
Adjustments to reconcile net loss to net cash used in operating activities:
Realized gain on sale of marketable securities	—	—	(24,000)	—	—
Depreciation and amortization	370,797	452,925	1,033,688	155,247	497,740
Amortization of debt discount	—	—	140,833	35,208	35,208
Forgiveness of related party loans	62,913	289,615	—	—	—
Stock-based compensation	38,904	90,334	253,065	54,671	495,406
Changes in operating assets and liabilities:
Accounts receivable	(148,677)	(375,579)	(843,595)	(141,435)	(1,221,270)
Inventory	(1,044,889)	(2,346,311)	(5,929,697)	(1,256,713)	(4,416,148)
Prepaid expenses and other current assets	89,893	11,002	(483,598)	3,371	151,597
Accounts payable	35,163	1,215,678	1,613,878	443,489	2,689,146
Accrued expenses	(31,193)	331,600	1,370,911	24,915	543,386

Net cash used in operating activities	(10,835,588)	(15,172,417)	(27,348,125)	(5,590,380)	(10,479,905)

Cash flows from investing activities:
Purchases of property and equipment	(80,084)	(195,071)	(1,198,222)	(230,463)	(512,327)
Purchases of short-term investments	—	—	—	—	(14,692,810)
Sale of marketable securities	—	—	12,495,000	7,500,000	—
Purchase of marketable securities	—	(12,471,000)	—	—	—
(Increase) decrease in other assets	1,678	(135,013)	(5,869)	(300,076)	(158,555)

Net cash (used in) provided by investing activities	(78,406)	(12,801,084)	11,290,909	6,969,461	(15,363,692)

Cash flows from financing activities:
Net proceeds from issuance of redeemable convertible preferred stock	15,892,537	19,968,522	15,965,003	—	—
Net proceeds from issuance of common stock	—	—	56,507,896	—	—
Proceeds from exercise of stock options	13,101	5,265	533,906	—	15,228
Proceeds from exercise of warrants	—	—	223,060	—	—
Net borrowings (repayments) on loans and lines of credit	(136,417)	4,730,311	(1,448,164)	(226,873)	(411,707)

Net cash provided by (used in) financing activities	15,769,221	24,704,098	71,781,701	(226,873)	(396,479)

Foreign exchange effect on cash and cash equivalents	(2,470)	28,284	(140,607)	(36,740)	51,449

Increase (decrease) in cash and cash equivalents	4,852,757	(3,241,119)	55,583,878	1,115,468	(26,188,627)
Cash and cash equivalents, beginning of period	4,027,861	8,880,618	5,639,499	5,639,499	61,223,377

Cash and cash equivalents, end of period	$8,880,618	$5,639,499	$61,223,377	$6,754,967	$35,034,750

Supplemental Disclosure
Cash paid for interest	$28,092	$14,542	$270,098	$145,824	$57,653

Noncash Investing Activities
Transfers from inventory to field equipment	$63,180	$1,091,198	$4,366,981	$530,735	$2,866,506

Leasehold improvement allowance	$—	$—	$614,798	$—	$—

Noncash Financing Activities
Warrants issued in connection with financing activity	$—	$422,500	$—	$—	$—

Deferred compensation and paid-in capital	$9,000	$444,904	$92,466	$—	$16,731

Conversion of preferred stock to common stock	$—	$—	$91,945,607	$—	$—

Extension of Series D warrants	$—	$—	$478,094	$—	$—

See accompanying notes to these consolidated financial statements.

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

1.	Nature of Operations

NxStage Medical, Inc. (the Company) is a medical device company that develops, manufactures and markets products for the treatment of kidney failure and fluid overload. The Company’s primary product, the NxStage System One (the System One), was designed to satisfy an unmet clinical need for a system that can deliver the therapeutic flexibility and clinical benefits associated with traditional dialysis machines in a smaller, portable, easy-to-use form that can be used by healthcare professionals and trained lay users alike in a variety of settings, including patient homes, as well as more traditional care settings such as hospitals and dialysis clinics. The System One is cleared by the United States Food and Drug Administration (the “FDA”) and sold commercially in the United States for the treatment of acute and chronic kidney failure patients and fluid overload. The System One consists of an electromechanical medical device (cycler), a disposable blood tubing set and a dialyzer (filter) pre-mounted in a disposable, single-use cartridge, and fluids used in conjunction with therapy.

During 2004, the Company commenced significant commercial activities and was no longer considered to be in the development stage. The Company’s growth has been funded through a combination of private equity, bank debt, lease financing and, since November 1, 2005, through proceeds from its initial public offering of common stock. As of December 31, 2005, the Company had approximately $61.2 million of unrestricted cash and the Company believes that it has sufficient cash to meet its funding requirements at least through 2006. The Company has experienced and continues to experience negative operating margins and negative cash flows from operations and there can be no assurance as to the availability or terms upon which additional financing may be available in the future.

2.	Summary of Significant Accounting Policies

(a)  Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2006, the consolidated statements of operations and cash flows for the three months ended March 31, 2005 and 2006, and the consolidated statement of redeemable convertible preferred stock and stockholders’ equity (deficit) for the three months ended March 31, 2006 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements (with the exception of the impact of adopting Statement of Financial Accounting Standards (SFAS) No. 123R — Share-Based Payment. See “Stock-Based Compensation” below) and include all adjustments consisting of normal recurring adjustments necessary for the fair presentation of the Company’s financial position at March 31, 2006 and its results of operations and cash flows for the three months ended March 31, 2005 and 2006. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for any other interim period or for the year ended December 31, 2006.

(b)  Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. Certain amounts in previously issued consolidated financial statements have been reclassified to conform to the current presentation.

On September 15, 2005, the Company’s board of directors (the “Board”) declared a one-for-1.3676 reverse stock split of the outstanding shares of common stock and adjusted conversion ratios of Series B, Series C, Series D, Series E, Series F and Series F-1 redeemable convertible preferred stock to reflect the

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

one-for-1.3676 reverse stock split of the common stock. All references in the consolidated financial statements to the number of shares outstanding, per share amounts, and stock option data of the Company’s common stock have been retroactively adjusted to reflect the effect of the reverse stock split for all periods presented.

(c)  Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)  Foreign Currency Translation and Transactions

Assets and liabilities of the Company’s foreign operations are translated in accordance with SFAS No. 52, Foreign Currency Translation. In accordance with SFAS No. 52, assets and liabilities of the Company’s foreign operations are translated into U.S. dollars at current exchange rates, and income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses realized from transactions, including intercompany balances not considered permanent investments, are denominated in foreign currencies and are included in the consolidated statements of operations and were not material for the periods presented.

(e)  Cash, Cash Equivalents, Short-Term Investments and Marketable Securities

The Company considers all highly-liquid investments purchased with original maturities of 90 days or less to be cash equivalents. Cash equivalents include amounts invested in commercial paper and money market funds. Cash equivalents are stated at cost plus accrued interest, which approximates market value. Short-term investments represent commercial paper with an original maturity date of more than 90 days, but less than 180-days. Short-term investments have been classified as held-to-maturity and carried at amortized cost as the Company has the intent and the ability to hold the investments to maturity.

The Company accounts for its investments in marketable securities in accordance with Statement of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. In accordance with SFAS No. 115, the Company has classified all of its investments in marketable securities as available-for-sale for the year ended December 31, 2004; there were no marketable securities at December 31, 2005 or March 31, 2006. Marketable securities are reported at their fair value, with any unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity (deficit) as other comprehensive income (loss).

(f)  Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments consist principally of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and long-term debt. The estimated fair value of these instruments approximates their carrying value due to the short period of time to their maturities. The fair value of the Company’s debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying amount of long-term debt approximates fair value.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Management believes that the financial institutions that hold the Company’s cash are financially sound and, accordingly, minimal credit risk exists with respect to these balances.

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

All of the Company’s revenues are derived from the sale of the System One and related products, which cannot be used with any other dialysis system. If the System One is not a successful product or is withdrawn from the market for any reason, the Company does not have other products in development.

The Company uses and is dependent upon four single source suppliers of components, subassemblies and finished goods. The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. The Company believes that its relationships with its suppliers are satisfactory.

The Company reduces gross trade accounts receivable with an allowance for doubtful accounts. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable. The Company reviews its allowance for doubtful accounts on a monthly basis and all past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after significant collection efforts have been made and potential for recovery is considered remote. Provisions for allowance for doubtful accounts are recorded in general and administrative expenses in the accompanying consolidated statements of operations. Activity related to allowance for doubtful accounts consisted of the following:

	Balance at			Balance at
	Beginning of Period	Provision	Write-Offs	End of Period

Year ended December 31, 2003	$9,599	$—	$—	$9,599
Year ended December 31, 2004	9,599	24,750	(12,416)	21,933
Year ended December 31, 2005	21,933	15,750	(25,417)	12,266
Three months ended March 31, 2006 (unaudited)	$12,266	$—	$—	$12,266

The following table summarizes the number of customers who individually comprise greater than 10% of total revenue and total accounts receivable:

	Revenue		Accounts Receivable
		Percent of		Percent of
	Number of	Total	Number of	Total Accounts
Year Ended	Customers	Revenue	Customers	Receivable

December 31, 2003	2	63%	1	44%
December 31, 2004	3	37%	3	35%
December 31, 2005	3	33%	2	25%
March 31, 2006 (unaudited)	1	13%	2	29%

(g)  Inventory

Inventory is stated at the lower of cost (weighted-average) or market (net realizable value). The Company regularly reviews its inventory quantities on hand and related cost and records a provision for any excess or obsolete inventory based on its estimated forecast of product demand and existing product configurations. The medical device industry is characterized by rapid development and technological advances that could result in obsolescence of inventory. Additionally, the Company’s estimates of future product demand may prove to be inaccurate.

(h)  Property and Equipment and Field Equipment

Property and equipment and field equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally, accelerated depreciation methods) for tax purposes

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

where appropriate. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

Construction in process is stated at cost, which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in process until such time as the relevant assets are completed and put into use. Construction in process at December 31, 2005 represents machinery and equipment under installation.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

The estimated service lives of property and equipment and field equipment are as follows:

Estimated
Useful Life

Leasehold improvements	Lesser of 5 years or lease term
Computer and office equipment	3 years
Machinery, equipment and tooling	5 years
Furniture	7 years
Field equipment	5 years

(i)  Revenue Recognition

The Company recognizes revenue from product sales and services when earned in accordance with Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, and Emerging Issues Task Force (EITF) 00-21, Revenue Arrangements with Multiple Deliverables. Revenues are recognized when: (a) there is persuasive evidence of an arrangement, (b) the product has been shipped or services and supplies have been provided to the customer, (c) the sales price is fixed or determinable and (d) collection is reasonably assured. In the critical care market, sales are structured as direct product sales or as a disposables based-program in which a customer acquires the equipment through the purchase of a specific quantity of disposables over a specific period of time. In the chronic care market, revenues are realized using short-term rental arrangements.

In the critical care market, the Company recognizes revenue from direct product sales at the later of the time of shipment or, if applicable, delivery in accordance with contract terms. For the chronic care market, the Company recognizes revenue derived from short-term rental arrangements ratably over the rental period. These rental arrangements combine the use of a system with a specified number of disposable products supplied to customers for a fixed amount per month. Revenue is recognized on a monthly basis in accordance with agreed upon contract terms and pursuant to customer purchase orders with fixed payment terms. Customer contracts are generally cancelable on 30-days notice and there are no purchase requirements from customers under the Company’s chronic agreements.

Under a disposables-based program, the customer is granted the right to use the equipment for a period of time, during which the customer commits to purchase a minimum number of disposable cartridges or fluids at a price that includes a premium above the otherwise average selling price of the cartridges or fluids to recover the purchase of the equipment and provide for a profit. Upon reaching the contractual minimum purchases, ownership of the equipment transfers to the customer. Revenues under these arrangements are recognized over the term of the arrangement as disposables are delivered. The Company records the cost of the equipment in inventory and amortizes the cost of the equipment through charges to cost of revenues consistent with the customer’s minimum purchase requirement.

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

When the Company enters into a multiple-element arrangement, it allocates the total fee to all elements of the arrangement based on their respective fair values. Fair value is determined by the price charged when each element is sold separately. The Company’s most common multiple-element arrangements are products sold under a disposables-based program in the critical care market as described above. The Company accounts for the disposables-based program as a single economic transaction and has determined that it does not have a basis to separate the transaction into multiple elements to recognize revenue at the time of shipment of each element. Rather, the Company recognizes revenue related to all elements over the term of the arrangement as the disposables are delivered.

The Company’s contracts provide for training, technical support and warranty services to its customers. The Company recognizes training revenue when the related services are performed. In the case of extended warranty, the revenue is recognized ratably over the warranty period.

(j)  Stock-Based Compensation

Until December 31, 2005, the Company accounted for stock-based employee compensation in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation expense was recorded for stock options awarded to employees and directors to the extent that the option exercise price was less than the fair market value of the Company’s common stock on the date of grant, where the number of shares and exercise price were fixed. The difference between the fair value of the Company’s common stock and the exercise price of the stock option, if any, was recorded as deferred compensation and was amortized to compensation expense over the vesting period of the underlying stock option. All stock-based awards to nonemployees were accounted for at their fair value in accordance with SFAS No. 123 and related interpretations.

On January 1, 2006, the Company adopted SFAS No. 123R using a combination of the prospective and the modified prospective transition methods. Under the prospective method, the Company will not recognize the remaining compensation cost for any stock option awards which had previously been valued using the minimum value method, which was allowed until the Company’s initial filing with the Securities and Exchange Commission (SEC) for the sale of securities (i.e., stock options granted prior to July 19, 2005). Under the modified prospective method, the Company has (a) recognized compensation expense for all share-based payments granted after January 1, 2006 and (b) recognized compensation expense for awards granted to employees between July 19, 2005 and December 31, 2005 that remained unvested as of December 31, 2005. The adoption of SFAS No. 123R resulted in incremental stock-based compensation of $443,350, or $0.02 per basic and diluted share, for the three months ended March 31, 2006.

The Company recognized the full impact of its share-based payment plans in the condensed consolidated statement of operations for the three months ended March 31, 2006 under SFAS No. 123R. The following table presents the captions in which share-based compensation expenses are included in the

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s condensed consolidated statement of operations, including stock-based compensation recorded in accordance with APB No. 25:

Three Months
Ended
March 31, 2006
(Unaudited)

Cost of revenues	$11,250
Research and development	28,036
Selling and marketing	112,069
Distribution	2,297
General and administrative	341,754

Total	$495,406

The Company had previously adopted only the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. In addition, SFAS No. 123R requires the use of the prospective method for any outstanding stock options that were previously valued using the minimum value method. Accordingly, with the adoption of SFAS No. 123R, the Company will not recognize the remaining compensation cost for any stock option awards which had previously been valued using the minimum value method. In addition, SFAS No. 123R prohibits the use of pro forma disclosures for stock option awards valued under the minimum value method (i.e., the Company’s pre-July 19, 2005 stock option awards). Stock option awards granted prior to July 19, 2005 that are subsequently modified, repurchased or cancelled after January 1, 2006 shall be subject to the provisions of SFAS No. 123R.

The Company filed a registration statement on Form S-1 for an initial public offering of its common stock on July 19, 2005 and closed the initial public offering on November 1, 2005. Stock options granted prior to July 19, 2005 were valued using the minimum value method, while stock options granted after July 19, 2005 were valued using the Black-Scholes option-pricing model. The minimum value method excludes the impact of stock volatility, whereas the Black-Scholes option-pricing model includes a stock volatility assumption in its calculation. The inclusion of a stock volatility assumption, the principal difference between the two methods, ordinarily yields a higher fair value.

The weighted-average grant date fair value of options granted during the three months ended March 31, 2006 was $9.06. The fair value of options at date of grant was estimated with the following assumptions:

Three Months
Ended
March 31, 2006
(Unaudited)

Expected life of the options	4.75 years(1)
Risk-free interest rate	4.35% – 4.75%(2)
Expected stock price volatility	85%(3)
Expected dividend yield	—

(1)	The expected term was determined using the simplified method for estimating expected option life of “plain-vanilla” options.

(2)	The risk-free interest rate for each grant is equal to the U.S. Treasury rate in effect at the time of grant for instruments with an expected life similar to the expected option term.

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3)	Because the Company has no options that are traded publicly and because of its limited trading history as a public company, the stock volatility assumption is based on an analysis of the stock volatility of comparable companies in the medical device and technology industries.

The Company has estimated expected forfeitures of stock options with the adoption of SFAS No. 123R. In developing a forfeiture rate estimate, the Company considered its historical experience, its growing employee base and the limited liquidity of its common stock.

(k)  Warranty Costs

For a period of one year following the delivery of products to its critical care customers, the Company provides for product repair or replacement if it is determined that there is a defect in material or manufacture of the product. For sales into the critical care market, the Company accrues estimated warranty costs at the time of shipment based on contractual rights and historical experience.

(l)  Distribution Expenses

Distribution expenses consist of the costs incurred in shipping products to customers and are charged to operations as incurred. Prior to 2004, the Company did not charge any distribution costs to its customers. Starting in 2004, shipping and handling costs charged to customers are included in revenues, and totaled $25,754 and $42,801 for the years ended December 31, 2004 and 2005, respectively, and $9,206 and $15,397 for the three months ended March 31, 2005 and March 31, 2006, respectively.

(m)  Research and Development Costs

Research and development costs are charged to operations as incurred.

(n)  Income Taxes

The Company accounts for federal and state income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method specified by SFAS No. 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates. The Company’s provision for income taxes represents the amount of taxes currently payable, if any, plus the change in the amount of net deferred tax assets or liabilities. A valuation allowance is provided against net deferred tax assets if recoverability is uncertain on a more likely than not basis.

(o)  Net Loss per Share

The Company calculates net loss per share in accordance with SFAS No. 128, Earnings per Share, and EITF 03-6, Participating Securities and the Two Class Method under FASB Statement No. 128, Earnings per Share. EITF 03-6 clarifies the use of the “two-class” method of calculating earnings per share as originally prescribed in SFAS No. 128. Effective for periods beginning after March 31, 2004, EITF 03-6 provides guidance on how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing earnings per share. The Company has determined that its redeemable preferred stock represents a participating security because it may participate in dividends with common stock and, therefore, has calculated net loss per share consistent with the provisions of EITF 03-6 for all periods in which its redeemable preferred stock was outstanding.

Net loss per share is calculated based on the weighted average number of shares of common stock outstanding, excluding unvested shares of restricted common stock. The following potential common stock

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

equivalents were not included in the computation of diluted net loss per share as their effect would have been anti-dilutive:

	December 31,			March 31,
	2003	2004	2005	2005	2006
				(Unaudited)

Options to purchase common stock	1,290,817	1,690,561	2,683,286	2,541,381	1,028,514
Warrants to purchase common stock	130,165	203,625	169,736	203,625	169,736
Unvested shares of common stock subject to repurchase	16,625	402	—	236	—
Redeemable convertible preferred stock	7,717,172	10,165,879	10,098,497	10,165,920	—

Total	9,154,779	12,060,467	12,951,519	12,911,162	1,198,250

(p)  Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting comprehensive income (loss) and its components in the body of the financial statements. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity that are excluded from results of operations. Specifically, foreign currency translation adjustments and unrealized gains and losses on available-for-sale marketable securities are included in accumulated other comprehensive income in the accompanying consolidated statements of redeemable convertible preferred stock and stockholders’ equity (deficit).

The components of accumulated other comprehensive income (loss) are as follows:

	December 31,		March 31,
	2004	2005	2006
			(Unaudited)

Foreign currency translation adjustments	$98,811	$(71,777)	$(25,537)
Unrealized gain on marketable securities	24,000	—	—

Total	$122,811	$(71,777)	$(25,537)

(q)  Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment. All revenues were generated in the U.S. and substantially all assets are located in the U.S.

The Company sells products into two markets, critical care and chronic care. The critical care market consists of hospitals or facilities that treat patients that have suddenly, and possibly temporarily, lost kidney

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

function. The chronic care market consists of dialysis centers and hospitals that provide treatment options for patients that have end-stage renal disease (ESRD). Revenues recognized in these markets were as follows:

				Three Months Ended
	Years Ended December 31,			March 31,
	2003	2004	2005	2005	2006
				(Unaudited)

Critical care market	$268,576	$1,332,053	$2,829,960	$661,769	$1,583,597
Chronic care market	17,378	552,516	3,163,779	372,023	1,817,125

Total revenues	$285,954	$1,884,569	$5,993,739	$1,033,792	$3,400,722

3.	Marketable Securities

At December 31, 2004, all of the Company’s marketable securities were classified as available-for-sale. There were no marketable securities at December 31, 2005 or March 31, 2006. Marketable securities are carried on the balance sheet at their fair market value.

The following table summarizes the Company’s marketable securities at December 31, 2004:

	2004
		Gross	Gross
		Unrealized	Unrealized	Market	Weighted-Average
	Cost	Gains	Losses	Value	Date to Maturity

Debt	$7,500,000	$—	$—	$7,500,000	< 1 year
Fixed income	2,376,000	24,000	—	2,400,000	< 1 year
Certificates of deposit	2,595,000	—	—	2,595,000	< 1 year

Total	$12,471,000	$24,000	$—	$12,495,000

Net unrealized holding gains on available-for-sale securities in the amount of $24,000 were included in accumulated other comprehensive income at December 31, 2004. During the year ended December 31, 2005, available-for-sale securities were sold for total proceeds of $12,495,000. The gross realized gains on these sales totaled $24,000 in 2005. For purposes of determining gross realized gains, the cost of securities sold is based on specific identification. As a result of the sale of these securities, there are no unrealized holding gains on available-for-sale securities at December 31, 2005 in accumulated other comprehensive income.

4.	Inventory

The inventory balance consists of the following:

	December 31,		March 31,
	2004	2005	2006
			(Unaudited)

Purchased components	$2,926,114	$2,026,986	$2,013,932
Finished goods	1,484,139	3,929,350	5,497,007

	$4,410,253	$5,956,336	$7,510,939

Inventory is shown net of a valuation allowance of approximately $722,000, $646,000 and $518,000 at December 31, 2004, December 31, 2005 and March 31, 2006, respectively.

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Property and Equipment and Field Equipment

The cost and accumulated depreciation of property and equipment is as follows:

	December 31,		March 31,
	2004	2005	2006
			(Unaudited)

Computer and office equipment	$611,423	$829,298	$904,133
Machinery, equipment and tooling	1,014,055	1,613,359	1,748,749
Furniture	241,491	279,815	417,894
Leasehold improvements	276,403	930,213	964,902
Construction-in-process	34,550	246,639	391,175

	2,177,922	3,899,324	4,426,853
Less accumulated depreciation and amortization	(1,418,914)	(1,828,937)	(1,987,472)

Property and equipment, net	$759,008	$2,070,387	$2,439,381

Depreciation expense for property and equipment was $369,000, $342,000 and $469,000 for the years ended December 31, 2003, 2004 and 2005, respectively, and $92,000 and $149,000 for the three months ended March 31, 2005 and March 31, 2006, respectively.

The cost and accumulated depreciation of field equipment is as follows:

	December 31,		March 31,
	2004	2005	2006
			(Unaudited)

Field equipment	$1,154,378	$5,521,359	$8,387,865
Less accumulated depreciation and amortization	(113,115)	(677,961)	(1,026,317)

Field equipment, net	$1,041,263	$4,843,398	$7,361,548

Depreciation expense for field equipment was $2,000, $111,000 and $565,000 for the years ended December 31, 2003, 2004 and 2005, respectively, and $63,000 and $349,000 for the three months ended March 31, 2005 and March 31, 2006, respectively.

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Accrued Expenses

Accrued expenses consist of the following:

	December 31,		March 31,
	2004	2005	2006
			(Unaudited)

Payroll and related benefits	$200,271	$769,364	$843,363
Deferred revenue	25,720	—	—
Warranty costs	35,401	62,071	106,363
Accrued interest on debt	—	351,869	416,718
Accrued audit, legal and consulting fees	235,315	311,700	271,033
Accrued inventory purchases	—	—	460,075
Clinical trial costs	217,000	25,894	28,286
Deferred straight-line rent	46,446	139,697	151,328
Costs relating to initial public offering	—	225,434	—
Research and development expenses	153,034	101,828	26,000
General and administrative expenses	19,980	171,824	28,706
Selling and marketing expenses	112,979	184,637	446,776

Total accrued expenses	$1,046,146	$2,344,318	$2,778,648

7.	Financing Arrangements

Debt

In December 2004, the Company entered into a debt agreement in the principal amount of $5.0 million, which is payable monthly over a three-year term and is secured by all the assets of the Company. Interest accrues at a rate of 7.0% annually and monthly principal and interest payments are made in advance. In addition, a final interest payment of $650,000 is due at the maturity date in December 2007, or if the loan is prepaid in advance. This additional interest payment is accrued on a monthly basis using the interest method over the 36-month life of the loan and is included in accrued expenses in the accompanying consolidated balance sheets.

In connection with the debt agreement, the Company issued the lender a warrant to purchase 82,416 shares of Series F redeemable convertible preferred stock (Series F Preferred Stock) at an exercise price of $7.28 per share (Note 12). The Company estimated the value of the warrant at $422,500 using the Black-Scholes option-pricing model with an estimated volatility factor of 85%. This amount was recorded as original issue debt discount and is being amortized as additional interest expense over the 36-month life of the loan.

Annual maturities of principal under the Company’s debt obligations and reconciliation to amounts included in the consolidated balance sheet as of December 31, 2005 are as follows:

2006	$1,654,313
2007	1,773,904

Total future principal payments	3,428,217
Less: unamortized original issue debt discount	(281,667)

3,146,550
Less: current portion of long-term debt	(1,513,480)

Long-term debt	$1,633,070

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Commitments and Contingencies

The Company maintains its corporate headquarters and principal operating activities in a leased building located in Lawrence, Massachusetts. During 2005, the Company renewed the lease agreement through 2012. The new lease agreement includes a tenant improvement allowance paid by the landlord of $614,798, which has been recorded as both a leasehold improvement and a deferred rent obligation.

The future minimum rental payments as of December 31, 2005 under the Company’s operating leases are as follows:

Amount

2006	$510,596
2007	505,967
2008	531,437
2009	541,242
2010	552,005
Thereafter	891,824

Total	$3,533,071

Rent expense was $508,000, $510,000 and $461,000 for the years ended December 31, 2003, 2004 and 2005, respectively, and $116,000 and $126,000 for the three months ended March 31, 2005 and March 31, 2006, respectively.

9.	Income Taxes

At December 31, 2004 and 2005, deferred income tax assets and liabilities resulted from differences in the recognition of income and expense items for tax and financial reporting purposes. The sources and tax effects of these temporary differences are presented below:

	2004	2005

Deferred income tax assets:
Net operating loss carryforwards	$21,460,000	$30,600,000
Capitalized start-up costs	932,000	457,000
Research and development credits	2,699,000	3,329,000
Other	355,000	350,000

Gross deferred income tax assets	25,446,000	34,736,000
Valuation allowance	(25,446,000)	(34,736,000)

Net deferred income tax assets	$—	$—

As of December 31, 2005, the Company had federal and state net operating loss carryforwards of approximately $79.1 million and $71.6 million, respectively, available to offset future taxable income, if any. The federal net operating loss carryforwards will expire between 2019 and 2025, while the state net operating loss carryforwards will expire between 2006 and 2010. The Company also had combined federal and state research and development credit carryforwards of approximately $3.3 million, at December 31, 2005, which begin to expire in 2019 if not utilized. A full valuation allowance has been recorded in the accompanying consolidated financial statements to offset the Company’s deferred tax assets because the future realizability of such assets is uncertain. Utilization of the net operating loss carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code Section 382 and similar state provisions. In the event of a deemed change in control under Internal Revenue

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Code Section 382, an annual limitation imposed on the utilization of net operating losses may result in the expiration of net operating loss carryforwards.

A reconciliation of the federal statutory rate to the Company’s effective tax rate is as follows:

	2003	2004	2005

Federal statutory benefit rate	34.0%	34.0%	34.0%
Research and development credits	2.8	2.5	1.7
Valuation allowance	(34.3)	(35.1)	(34.8)
Other, net	(2.5)	(1.4)	(0.9)

Effective tax benefit rate	—%	—%	—%

10.	Stock-Based Awards

  Stock Options

The Company maintains the 1999 Stock Option and Grant Plan (1999 Plan) under which the issuance of 4,085,009 shares of common stock were authorized for the granting of incentive stock options (ISOs) and nonqualified stock options to employees, officers, directors, advisors, and consultants of the Company. ISOs under the 1999 Plan were granted only to employees, while nonqualified stock options under the 1999 Plan were granted to officers, employees, consultants and advisors of the Company. The Board determined the option exercise price for incentive and nonqualified stock options, grants, and in no event were the option exercise prices of an ISO less than 100% of the fair market value of common stock at the time of grant, or less than 110% of the fair market value of the common stock in the event that the employee owned 10% or more of the Company’s capital stock. All stock options issued under the 1999 Plan expire 10 years from the date of grant and the majority of these grants were exercisable upon the date of grant into restricted common stock, which vests over a period of four years. Prior to the adoption of the 1999 Plan, the Company issued non-qualified options to purchase 55,252 shares of common stock, of which 51,013 shares remain outstanding at December 31, 2005. Effective upon the closing of the Company’s initial public offering, no further grants were or will be made under the 1999 Plan.

In October 2005, the Company adopted the 2005 Stock Incentive Plan (2005 Plan) which became effective upon the closing of the initial public offering. Concurrently, the Company ceased granting stock options and other equity incentive awards under the 1999 Plan and 971,495 shares, which were then still available for grant under the 1999 Plan, were transferred and became available for grant under the 2005 Plan. The number of shares available for grant under the 2005 Plan will be increased annually beginning in 2007 by the lesser of (a) 600,000 shares, or (b) 3% of the then outstanding shares of the Company’s common stock, or (c) a number determined by the board. Unless otherwise specified by the Board or Compensation Committee, stock options issued to employees under the 2005 Plan expire seven years from the date of grant and generally vest over a period of four years. At December 31, 2005, options for the purchase of 717,001 shares of common stock are available for future grant under the 2005 Plan.

During 2004, the Company granted a consultant options to purchase 14,624 shares of common stock at an exercise price of $5.47 per share and during 2005, the Company granted a consultant options to purchase 5,849 shares of common stock at an exercise price of $6.84 per share. The fair value of the 2004 and 2005 option grants was $4.69 and $5.88 per share, respectively, which has been recorded as deferred compensation and is being recognized as compensation expense ratably over the awards’ vesting period. Further, these warrants will be marked to market over their vesting period based upon changes in fair value. During 2004 the unvested portion of a previous option grant to a consultant was determined to have increased in fair market value resulting in additional compensation expense of approximately $76,000 which is being recognized ratably over the remaining vesting term of the option.

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of options granted to consultants is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used for grants made in 2004 and 2005: dividend yield of zero percent for each year; expected volatility of 85% for each year; risk free interest rates ranging from 4.65 to 4.68 percent; and expected life of 10 years for each year. Stock-based compensation expense related to stock options granted to consultants was $38,904, $78,426 and $181,620 for 2003, 2004 and 2005, respectively, and $36,810 and $31,321 for the three months ended March 31, 2005 and March 31, 2006, respectively, and is included in general and administrative expenses in the accompanying consolidated statements of operations.

With the exception of one stock option grant award, all stock option awards granted to employees during 2003, 2004 and 2005 were made at exercise prices equal to or greater than the then fair value of the Company’s company stock. The Company granted 208,962 stock options to a newly hired executive officer on October 25, 2004 with an exercise price of $4.10, which was lower than the fair value at the date of grant of $5.47. The intrinsic value of $1.37 per option has been recorded as deferred compensation and is being recognized as compensation expense over the four-year vesting period.

For stock option grants between July 1, 2004 and the initial public offering that closed on November 1, 2005, the Company determined the fair value of its common stock based on a number of factors including independent valuation analyses as well as the prices for recent issuances of preferred stock. The Company believes that the methodologies and approaches used were consistent with the recommendations in the Technical Practice Aid of American Institute of Certified Public Accountants, or AICPA, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

A summary of the Company’s stock plan activity is as follows:

	Year Ended December 31,						Three Months Ended March 31,
	2003		2004		2005		2006
							(Unaudited)
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
		Exercise		Exercise		Exercise		Exercise
Fixed Options	Shares	Price	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of period	1,084,480	$3.53	1,290,814	$3.63	1,690,556	$3.97	2,683,286	$6.22
Granted	232,519	$4.10	487,879	$4.90	1,217,970	$9.02	50,700	$13.25
Exercised	(4,582)	$2.86	(1,455)	$3.62	(128,729)	$4.14	(7,733)	$1.97
Forfeited	(21,603)	$3.72	(86,682)	$4.18	(96,511)	$5.03	(3,248)	$8.25

Outstanding at end of period	1,290,814	$3.63	1,690,556	$3.97	2,683,286	$6.22	2,723,005	$6.46

Options exercisable at end of period	1,290,814		865,116		1,448,571		1,797,193	$4.97

Weighted average fair value of options granted during the period	$0.85		$2.07		$5.15		$9.06

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Contractual Life	Price	Exercisable	Price

$0.34 to $0.55	107,293	3.3 years	$0.37	107,293	$0.37
$1.37	2,924	4.4 years	$1.37	2,924	$1.37
$2.74 to $4.10	1,175,182	6.7 years	$3.94	936,371	$3.90
$5.47 to $6.84	413,528	8.7 years	$6.34	294,983	$6.52
$8.21 to $9.10	746,909	7.7 years	$8.56	—	—
$12.59	237,450	6.2 years	$12.59	107,000	$12.59

$0.34 to $12.59	2,683,286	7.1 years	$6.22	1,448,571	$4.81

The following table summarizes information about stock options outstanding at March 31, 2006 (Unaudited):

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual Life	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	(in years)	Price	Exercisable	Price

$0.34-$0.55	102,035	3.1	$0.37	102,035	$0.37
$1.37	2,924	4.2	$1.37	2,924	$1.37
$2.74-$4.10	965,072	5.1	$3.91	965,072	$3.91
$5.47-$6.84	620,839	8.3	$6.04	615,640	$6.04
$8.21-$9.10	743,985	7.4	$8.56	3,289	$8.21
$12.28-$13.65	288,150	6.1	$12.71	108,233	$12.59

$0.34-$13.65	2,723,005	6.5	$6.46	1,797,193	$4.97

The following table summarizes the status of the Company’s nonvested shares since December 31, 2005 (Unaudited):

		Weighted
		Average
		Exercise
Fixed Options	Shares	Price

Nonvested at December 31, 2005	1,234,251	$7.87
Granted	50,700	$13.25
Vested	(53,506)	$5.35
Forfeited	(3,248)	$8.25

Nonvested at March 31, 2006	1,228,197	$7.82

Certain outstanding stock option awards are subject to an early exercise provision. Upon exercise, the award is subject to a repurchase right in favor of the Company. Except with respect to a stock option to purchase 208,392 shares of common stock, these repurchase rights terminated upon the closing of the Company’s initial public offering.

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of March 31, 2006, approximately $3.8 million of unrecognized stock compensation cost related to nonvested awards (net of estimated forfeitures) is expected to be recognized over a weighted-average period of 3.8 years.

Employee Stock Purchase Plan

The Company’s 2005 Employee Stock Purchase Plan (2005 Purchase Plan) authorizes the issuance of up to 50,000 shares of common stock to participating employees through a series of periodic offerings. Each six-month offering period begins in January or July. The first offering under the 2005 Purchase Plan extends from January 3, 2006 through June 30, 2006. An employee becomes eligible to participate in the 2005 Purchase Plan once he or she has been employed for at least six months and is regularly employed for at least 20 hours per week for more than five months in a calendar year. Beginning with the second offering scheduled to commence in July 2006, the length of employment eligibility requirement has been reduced to three months from six months and from five months to three months for employees working at least 20 hours per week. The price at which employees can purchase common stock in an offering is 95 percent of the closing price of the common stock on the Nasdaq National Market on the day the offering terminates, unless otherwise determined by the Board or Compensation Committee.

The weighted-average fair value of stock purchase rights granted as part of the Company’s 2005 Purchase Plan during the three months ended March 31, 2006 was $2.45. The fair value of the employees’ stock purchase rights was estimated using the Black-Scholes option-pricing model with the following assumptions:

Three Months Ended
March 31, 2006
(Unaudited)

Expected life of the purchase rights	6 months
Risk-free interest rate	4.42%
Expected stock price volatility	50.9%
Expected dividend yield	—

The Company recognized stock-based compensation expense of $12,000 for the three months ended March 31, 2006 relating to the 2005 Purchase Plan.

At December 31, 2005, the Company has reserved 3,400,287 shares of common stock for issuance upon exercise of stock options, 50,000 shares for issuance under the 2005 Purchase Plan and 169,736 shares for issuance upon exercise of warrants.

11.	Employee Benefit Plan

The Company has a 401(k) retirement plan (401(k) Plan) for the benefit of eligible employees, as defined. Each participant may elect to contribute up to 25% of his or her compensation to the 401(k) Plan each year, subject to certain Internal Revenue Service (IRS) limitations. The Company contributes 100% of the first 3% of the employee’s contribution and 50% of the next 2% of the employee’s contribution. The Company contributed $186,000, $214,000 and $363,000 for the years ended December 31, 2003, 2004 and 2005, respectively, and $66,000 and $121,000 for the three months ended March 31, 2005 and March 31, 2006, respectively.

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Redeemable Convertible Preferred Stock and Stockholders’ Equity

Common and Preferred Stock

On November 1, 2005, the Company completed its initial public offering of 6,325,000 shares of its common stock at a price of $10.00 per share. The Company received approximately $56.5 million in net proceeds from the offering. In connection with the initial public offering, all shares of all series of the Company’s outstanding preferred stock were automatically converted into an aggregate of 12,124,840 shares of common stock.

Concurrent with the initial public offering, the Company amended and restated its certificate of incorporation to authorize 100,000,000 shares of common stock, par value $0.001 per share. On July 8, 2005, the Company amended its certificate of incorporation to (a) increase the number of authorized shares of preferred stock to 15,759,660 shares and (b) designate 2,197,801 shares of Series F-1 Preferred Stock. On September 19, 2005, the Company amended its certificate of incorporation to authorize 30,000,000 shares of common stock. On October 14, 2005, the Company authorized 5,000,000 shares of undesignated preferred stock.

Prior to the initial public offering, the Company had authorized several series of $0.001 par value preferred stock, of which 1,875,000 shares were designated as Series B, 1,155,169 shares were designated as Series C, 5,011,173 shares were designated as Series D, 2,690,846 shares were designated as Series E, 2,829,671 shares were designated as Series F and 2,197,801 shares were designated as Series F-1.

During 1999, the Company sold 1,875,000 shares of Series B Preferred Stock at $2.67 per share, resulting in net proceeds of $4,968,250. Upon the closing of the Series B Preferred Stock financing, all shares of the Company’s Series A Preferred Stock converted into an equal number of shares of the Company’s common stock. On January 22, 2000, the Company sold 1,151,632 shares of Series C Preferred Stock at $5.21 per share, resulting in net proceeds of $5,957,891. On May 21, 2001, the Company sold 4,857,622 shares of Series D Preferred Stock at $5.97 per share, resulting in net proceeds of $24,218,379. On April 15, 2003, the Company sold 2,669,908 shares of Series E Preferred Stock at $5.97 per share, resulting in net proceeds of $15,892,537. On August 18, 2004, the Company sold 2,747,253 shares of Series F Preferred Stock at $7.28 per share, resulting in net proceeds of $19,968,522. On July 8, 2005 and July 15, 2005, the Company sold an aggregate of 2,197,801 shares of Series F-1 Preferred Stock at $7.28 per share, resulting in net proceeds of approximately $15,965,003.

The rights, preferences and privileges of the previously outstanding Series B, Series C, Series D, Series E, Series F and Series F-1 Preferred Stock are described below.

Dividends

No dividends were declared by the Board of Directors on the preferred stock while it was outstanding and dividends were not cumulative.

Voting Rights

The preferred stockholders were entitled to vote on all matters with the common stockholders as if they were one class of stock. Limited special voting rights applied to the Series D, E, F and F-1 Preferred Stock. The preferred stockholders were entitled to the number of votes equal to the number of shares of common stock into which each share of the Series B, Series C, Series D, Series E, Series F and Series F-1 Preferred Stock was then convertible. For so long as at least 100,000 shares of Series B, Series C, Series D, Series E, Series F and/or Series F-1 Preferred Stock remained outstanding, the vote of at least two-thirds of the outstanding shares of preferred stock was required to effect or validate certain material corporate

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

transactions and equity issuances defined in the Company’s Certificate of Incorporation, as amended and restated.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, as defined, the holders of the Preferred Stock then outstanding would have been entitled to be paid an amount equal to the original issue price per share, plus any dividends declared but unpaid on such shares prior to any payment to common stockholders. Amounts remaining after the preference payments to the holders of Series B, Series C, Series D, Series E, Series F and Series F-1 Preferred Stock, if any, would have been shared on a proportional basis among all stockholders, including the preferred stockholders, whose portion would have been determined based on the number of shares of common stock into which the Preferred Stock was then convertible.

Upon the closing of a sale of substantially all the assets of the Company or an acquisition of the Company, in which the total consideration per share to be received by the holders of Series F Preferred Stock was less than 1.7 times the effective Series F Preferred Stock conversion price, the Series F Preferred Stock conversion price would have been reduced to the higher of (a) the total consideration per share to be received by the holders of the Series F Preferred Stock divided by 1.7, and (b) $8.16. The potential reduction in the conversion price of the Series F Preferred Stock described above represented a contingent beneficial conversion feature which was resolved upon the closing of the Company’s initial public offering on November 1, 2005. Based on the initial public offering price of $10.00 per share, the beneficial conversion feature was deemed to have no value; consequently, no dividend was recognized relating to this feature.

Upon the closing of a sale of substantially all the assets of the Company or an acquisition of the Company, in which the total consideration per share to be received by the holders of Series F-1 Preferred Stock was less than 1.5 times the effective Series F-1 Preferred Stock conversion price, the Series F-1 Preferred Stock conversion price would have been reduced to the higher of (a) the total consideration per share to be received by the holders of the Series F-1 Preferred Stock divided by 1.5, and (b) $8.16. The potential reduction in the conversion price of the Series F-1 Preferred Stock described above represented a contingent beneficial conversion feature which was resolved upon the closing of the Company’s initial public offering on November 1, 2005. Based on the initial public offering price of $10.00 per share, the beneficial conversion feature was deemed to have no value; consequently, no dividend was recognized relating to this feature.

Conversion

Each share of Preferred Stock was convertible, at any time and at the option of the holder, into .7312 fully paid and nonassessable share of common stock, adjusted for certain dilutive events, as defined. In addition, all shares of Series B, Series C, Series D, Series E, Series F and Series F-1 Preferred Stock would be automatically converted into shares of common stock upon the vote of holders of at least 70% of the outstanding shares of Preferred Stock voting together as a class, or immediately upon the closing of an underwritten public offering in which the aggregate net proceeds to the Company are not less than $20.0 million.

In the event of an initial public offering in which the price per share was less than $16.93, the number of shares of common stock into which the outstanding shares of Series F Preferred Stock would convert would increase based on the actual initial public offering price up to a maximum of an additional 439,925 shares. In addition, in the event of an initial public offering in which the price per share was less than $14.93, the number of shares of common stock into which the outstanding shares of Series F-1 Preferred Stock would convert would increase based on the actual initial offering price up to a maximum of an additional 351,940 shares. The potential reduction in the conversion price of the Series F and F-1 Preferred Stock described above represented a contingent beneficial feature which was resolved upon the closing of the

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s initial public offering on November 1, 2005. Based on the initial public offering price of $10.00 per share, the beneficial conversion feature was deemed to have no value; consequently, no dividend was recognized relating to this feature. The Company closed its initial public offering on November 1, 2005 at a price of $10.00 per share. As a result, an additional 439,925 shares of common stock were issued to the holders of Series F Preferred Stock and an additional 351,940 shares of common stock were issued to the holders of Series F-1 Preferred Stock on November 1, 2005.

Redemption Rights

The Series B, Series C, Series D, Series E, Series F and Series F-1 Preferred Stock were subject to redemption after May 1, 2007, upon written request of 70% of the holders of the outstanding shares of Preferred Stock voting together as a class. Upon such a request, the Company would have been required to redeem, subject to certain conditions, all of the Series B, Series C, Series D, Series E, Series F and Series F-1 Preferred Stock at their original issue price of $2.67, $5.21, $5.97, $5.97, $7.28 and $7.28 per share, respectively, plus any accrued but unpaid dividends.

Warrants

At December 31, 2005, warrants for a total of 169,736 shares of common stock were outstanding. These warrants have a weighted average exercise price of $7.67 and expire at various dates from 2006 to 2011. During the year ended December 31, 2005, certain warrant holders exercised warrants to purchase 31,304 shares of the Company’s common stock for an aggregate exercise price of $223,060.

Four of the Company’s significant shareholders invested in the Company’s initial public offering. Three of these shareholders held warrants to purchase Series D Preferred Stock, which were due to expire on November 22, 2005, during the six month lock-up period required by the underwriting agreement entered into in connection with the initial public offering. In November 2005, the Company offered to extend the exercise period of the warrants held by these three investors through May 31, 2006. Two of these investors with warrants for a total of 80,968 shares accepted the Company’s offer to extend the exercise period. The extension of the warrants had no net effect on the financial position or results of operations of the Company. The fair value on date of modification was calculated at $478,094 and has been accounted for within the additional paid-in capital account, as both an increase to the cost of the initial public offering, offset by a corresponding credit to reflect the value of the warrant extension.

Notes Receivable from Stockholders

During 1999 and 2000, the Company entered into note agreements with four officers of the Company totaling $289,615. These full recourse notes were issued in connection with the exercise of stock options by the officers and accrued interest at a range of 5.2% to 5.5%. The notes contained a 25% recourse provision and were secured by 476,776 shares of the Company’s common stock held by the officers upon exercise of the stock options. In 2004, these notes were cancelled by the Company and the amount of the notes was charged to compensation expense.

13.	Related-Party Transactions

The Company purchases completed cartridges, tubing and certain other components used in the System One disposable cartridge from Medisystems Corporation, an entity owned by a principal stockholder and member of the Company’s board of directors. Purchases from Medisystems Corporation totaled $41,000, $232,000 and $896,000 in 2003, 2004, 2005, respectively, and $126,000 and $759,000 for the three months ended March 31, 2005 and March 31, 2006, respectively. Amounts owed to Medisystems Corporation totaled $32,000, $81,000 and $21,780 at December 31, 2004, December 31, 2005 and March 31, 2006, respectively, and are included in accounts payable in the accompanying consolidated balance sheets.

NXSTAGE MEDICAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2004
	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004

Revenues	$262,262	$453,819	$441,940	$726,548
Gross profit (deficit)	(240,345)	(390,964)	(463,605)	(459,349)
Net loss	(3,648,561)	(3,445,647)	(3,631,599)	(4,115,874)
Net loss per common share, basic and diluted	$(1.43)	$(1.35)	$(1.42)	$(1.60)

	Year Ended December 31, 2005
	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005

Revenues	$1,033,792	$1,403,383	$1,496,785	$2,059,779
Gross profit (deficit)	(748,373)	(657,996)	(774,079)	(1,411,099)
Net loss	(4,909,131)	(5,606,652)	(6,589,913)	(7,373,914)
Net loss per common share, basic and diluted	$(1.91)	$(2.18)	$(2.57)	$(0.49)

15.  Subsequent Event — New Financing Arrangement

On May 15, 2006, the Company entered into an equipment line of credit agreement for the purpose of financing field equipment purchases and placements. The line of credit agreement provides for the availability of up to $20.0 million through December 31, 2007 and borrowings will bear interest at the prime rate plus 0.5% (8.5% on May 15, 2006). Under the line of credit agreement, $8.0 million is available at closing, with an additional $2.0 million available through December 31, 2006 and a further $10.0 million available through December 31, 2007. The availability of the line of credit is subject to a number of covenants, including maintaining certain levels of liquidity, adding specified numbers of patients and operating within net loss parameters. The Company is also required to maintain operating and/or investment accounts with the lender in an amount at least equal to the outstanding debt obligation. In addition, the last $12.0 million available under the line of credit is subject to a requirement that the Company raise at least $40.0 million through the sale of equity securities prior to January 1, 2007. Borrowings are secured by all assets of the Company other than intellectual property and are payable ratably over a three-year period from the date of each borrowing. Concurrent with entering into the line of credit agreement, the Company repaid outstanding debt and accrued interest in the aggregate amount of approximately $3.4 million. This extinguishment of outstanding debt will give rise to the early recognition of approximately $436,000 of interest expense.

Introducing
a new choice in
critical care: Simplicity
NxSTAGE
RUSH

5,613,371 Shares

NxStage Medical, Inc.

Common Stock

PROSPECTUS

Merrill Lynch & Co.	JPMorgan

Thomas Weisel Partners LLC	JMP Securities

             , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by NxStage. All amounts are estimates, other than the SEC registration fee and the NASD filing fee:

SEC registration fee	$8,194
NASD filing fee	8,158
Printing and engraving expenses	200,000
Legal fees and expenses	200,000
Accounting fees and expenses	100,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous	149,303

Total	$670,655

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. We have included such a provision in our Restated Certificate of Incorporation.

Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Our Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to NxStage or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

These provisions are permitted under Delaware law. Our Bylaws provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

•	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our Board of Directors; and

•	we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.

The indemnification provisions contained in our Certificate of Incorporation and Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

In addition to the indemnification provided for in our Certificate of Incorporation and Bylaws, we have entered into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director, officer, employee or agent of ours, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. If the claim is brought by us or on our behalf, we will not be obligated to indemnify the director or executive officer if he or she is found liable to us, unless the court determines that, despite the adjudication of liability, in view of all the circumstances of the case the director or executive officer is fairly and reasonably entitled to be indemnified. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

In addition, we maintain insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by the Registrant within the past three years. Also included is the consideration, if any, received by the Registrant for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

(1)	On August 18, 2004, the Registrant issued and sold an aggregate of 2,747,253 shares of its Series F Preferred Stock to a group of 23 investors. Upon the closing of the Registrant’s initial public offering, these shares converted into 2,448,707 shares of common stock. The investors consisted of David Utterberg, Sprout Capital VIII, L.P., Sprout Capital IX, L.P., Sprout Plan Investors, LP, Sprout Venture Capital L.P., Sprout IX Plan Investors, LP, DLJ Capital Corporation, Sprout Entrepreneurs Fund, L.P., Atlas Venture Fund V, L.P., Atlas Venture Fund III, L.P., Atlas Venture Parallel Fund V-A, C.V., Atlas Venture Parallel Fund V-B, C.V., Atlas Venture Entrepreneurs’ Fund V, L.P., Atlas Venture Entrepreneurs’ Fund III, L.P., Weiss, Peck & Greer Venture Associates IV, L.L.C., WPG Enterprise Fund III, L.L.C., Weiss, Peck & Greer Venture Associates IV Cayman, L.P., Marubeni Corporation, Marubeni America Corporation, BVCF IV, L.P., CSFB Fund Co-Investment Program, L.P., Wasatch Funds, Inc. for Wasatch Ultra Growth Fund and Paul Brown.

(2)	On December 23, 2004, the Registrant issued and sold warrants to purchase an aggregate of 82,416 shares of Series F Preferred Stock at an exercise price of $7.28 per share to Lighthouse Capital Partners V, L.P. and Lighthouse Capital Partners IV, L.P. Upon the closing of the Registrant’s initial public offering, these shares converted into 73,460 shares of common stock at an exercise price of $9.96.

(3)	On July 8, 2005 and July 15, 2005, the Registrant issued and sold an aggregate of 2,197,801 shares of its Series F-1 Preferred Stock to a group of 25 investors. Upon the closing of the Registrant’s initial public offering, these shares converted into 1,958,961 shares of common stock. These investors consisted of Healthcare Investment Partners Holdings LLC, David Utterberg, Sprout Capital VIII, L.P., Sprout Capital IX, L.P., Sprout Plan Investors, LP, Sprout Venture Capital L.P., Sprout IX Plan Investors, LP, DLJ Capital Corporation, Sprout Entrepreneurs Fund, L.P., Atlas Venture Fund V, L.P., Atlas Venture Fund III, L.P., Atlas Venture Parallel Fund V-A, C.V., Atlas Venture Parallel Fund V-B, C.V., Atlas Venture Entrepreneurs’ Fund V, L.P., Atlas Venture Entrepreneurs’ Fund III, L.P., Weiss, Peck & Greer Venture Associates IV, L.L.C., WPG Enterprise Fund III, L.L.C., Weiss, Peck & Greer Venture Associates IV Cayman, L.P., BVCF IV, L.P., CSFB Fund Co-Investment Program, L.P., Wasatch Funds, Inc. for Wasatch Ultra Growth Fund, Wasatch Small Growth Funds, Paul Brown, Michael J. Carbon and Bander Family Partnership, L.P.

(4)	From the period beginning May 25, 2003 through May 25, 2006, the Registrant has granted stock options under its stock option plans for an aggregate of 1,640,579 shares of Common Stock (net of exercises, expirations and cancellations) at exercise prices of $4.10 to $13.65 per share. Options to purchase 140,618 shares of Common Stock have been exercised for an aggregate purchase price of $607,107.

No underwriters were involved in the foregoing sales of securities. The securities described in paragraphs 1 through 3 of Item 15 were issued to a combination of foreign and U.S. investors in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) or Regulation S thereof relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our convertible preferred stock and warrants described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in paragraph 4 of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
No.		Description

1.1		Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.4 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 7, 2005, and incorporated herein by reference)
3.2		Amended and Restated Bylaws of the Registrant (filed as Exhibit 3.5 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 7, 2005, and incorporated herein by reference)
4.1		Specimen Certificate evidencing shares of common stock (filed as Exhibit 4.1 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 7, 2005, and incorporated herein by reference)
5	.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

Exhibit
No.	Description

10.1	1999 Stock Option and Grant Plan, as amended (filed as Exhibit 10.1 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 7, 2005, and incorporated herein by reference)
10.2	Form of Incentive Stock Option Agreement under the 1999 Stock Option and Grant Plan (filed as Exhibit 10.2 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 7, 2005, and incorporated herein by reference)
10.3	Form of Nonstatutory Stock Option Agreement under the 1999 Stock Option and Grant Plan (filed as Exhibit 10.3 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 7, 2005, and incorporated herein by reference)
10.4	Loan and Security Agreement dated December 23, 2004 by and between the Registrant and Lighthouse Capital Partners V, L.P. (filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.5	Secured Promissory Note made December 29, 2004 by Registrant in favor of Lighthouse Capital Partners V, L.P. (filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.6	Warrant to Purchase Series F Preferred Stock dated December 23, 2004 issued to Lighthouse Capital Partners IV, L.P. (filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.7	Warrant to Purchase Series F Preferred Stock dated December 23, 2004 issued to Lighthouse Capital Partners V, L.P. (filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.8	Warrant to Purchase Series E Preferred Stock dated September 26, 2002 issued to Comerica Bank (filed as Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.9	Investor Rights Agreement dated June 30, 1999 between the Registrant and the Investors, as amended on January 24, 2000, May 24, 2001, April 15, 2003, August 18, 2004, December 23, 2004 and July 8, 2005 (filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.10	Standard Form Commercial Lease dated October 17, 2000 between the Registrant and Heritage Place, LLC, as amended by Modification to Standard Form Commercial Lease (filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.11	Commercial Tenancy-At-Will Agreement dated March 14, 2005 between Registrant and Osgood St., LLC, as amended by Modification to Tenancy at Will Agreement (filed as Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.12	Employment Agreement dated March 22, 1999 between the Registrant and Jeffrey H. Burbank (filed as Exhibit 10.12 to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 20, 2005, and incorporated herein by reference)
10.13	Employment Agreement dated September 17, 2004 between the Registrant and Philip Licari (filed as Exhibit 10.13 to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 20, 2005, and incorporated herein by reference)
10.14	Employment Agreement dated May 15, 2000 between the Registrant and Joseph E. Turk, Jr. (filed as Exhibit 10.15 to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 20, 2005, and incorporated herein by reference)
10.15	Employment Agreement dated November 27, 2000 between the Registrant and Winifred L. Swan (filed as Exhibit 10.16 to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 20, 2005, and incorporated herein by reference)

Exhibit
No.		Description

10	.16†	Supply Agreement dated as of October 26, 2004 between the Registrant and B. Braun Medizintechnologie GmbH (filed as Exhibit 10.17 to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 20, 2005, and incorporated herein by reference)
10	.17†	Supply Agreement dated October 1, 2004 among the Registrant, EIR Medical, Inc. and Membrana GmbH (filed as Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10	.18†	Production Agreement dated as of June 27, 2005 between the Registrant and KMC Systems, Inc. (filed as Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.19		Form of Indemnification Agreement entered into between the Registrant and each of its Directors and Executive Officers (filed as Exhibit 10.21 to the Registrant’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-126711), as originally filed on September 21, 2005, and incorporated herein by reference)
10.20		2005 Stock Incentive Plan, together with Form of Incentive Stock Option Agreement and Form of Nonstatutory Stock Option Agreement (filed as Exhibit 10.22 to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 20, 2005, and incorporated herein by reference)
10.21		Employment Agreement dated October 19, 2005 between the Registrant and David N. Gill (filed as Exhibit 10.23 to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 20, 2005, and incorporated herein by reference)
10.22		Director Compensation Policy (filed as Exhibit 10.2 to the Registrant’s Form 10-Q (File No. 0-51567) for the quarterly period ended March 31, 2006, and incorporated herein by reference)
10	.23†	Supply Agreement dated March 27, 2006 between the Registrant and Laboratorios PISA S.A. de C.V. (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-51567) for the quarterly period ended March 31, 2006, and incorporated herein by reference)
10	.24*	Loan and Security Agreement dated as of May 15, 2006 between the Silicon Valley Bank and the Registrant
10	.25*	Summary of 2006 Executive Compensation and 2006 Corporate Bonus Plan
21.1		Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Registrant’s Form 10-K (File No. 000-51567) for the annual period ended December 31, 2005, and incorporated by reference herein).
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accountants
23	.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24	.1*	Power of Attorney (see page II-5)

* Previously filed.

†  Confidential treatment requested as to certain portions of document.

(b) Financial Statement Schedules.

None

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Lawrence, Massachusetts on June 8, 2006.

NxStage Medical, Inc.

By:	/s/ Winifred L. Swan
Winifred L. Swan
Sr. Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Name		Title	Date

* Jeffrey H. Burbank		Chief Executive Officer and Director (principal executive officer)	June 8, 2006

* David N. Gill		Chief Financial Officer (principal financial and accounting officer)	June 8, 2006

* Philippe O. Chambon, M.D., Ph.D.		Director	June 8, 2006

* Daniel A. Giannini		Director	June 8, 2006

* Reid S. Perper		Director	June 8, 2006

* Peter P. Phildius		Director	June 8, 2006

* Craig W. Moore		Director	June 8, 2006

* David S. Utterberg		Director	June 8, 2006

*By:	/s/ Winifred L. Swan Winifred L. Swan Attorney-in-fact

EXHIBIT INDEX

Exhibit
No.		Description

1.1		Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.4 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 7, 2005, and incorporated herein by reference)
3.2		Amended and Restated Bylaws of the Registrant (filed as Exhibit 3.5 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 7, 2005, and incorporated herein by reference)
4.1		Specimen Certificate evidencing shares of common stock (filed as Exhibit 4.1 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 7, 2005, and incorporated herein by reference)
5	.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10.1		1999 Stock Option and Grant Plan, as amended (filed as Exhibit 10.1 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 7, 2005, and incorporated herein by reference)
10.2		Form of Incentive Stock Option Agreement under the 1999 Stock Option and Grant Plan (filed as Exhibit 10.2 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 7, 2005, and incorporated herein by reference)
10.3		Form of Nonstatutory Stock Option Agreement under the 1999 Stock Option and Grant Plan (filed as Exhibit 10.3 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 7, 2005, and incorporated herein by reference)
10.4		Loan and Security Agreement dated December 23, 2004 by and between the Registrant and Lighthouse Capital Partners V, L.P. (filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.5		Secured Promissory Note made December 29, 2004 by Registrant in favor of Lighthouse Capital Partners V, L.P. (filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.6		Warrant to Purchase Series F Preferred Stock dated December 23, 2004 issued to Lighthouse Capital Partners IV, L.P. (filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.7		Warrant to Purchase Series F Preferred Stock dated December 23, 2004 issued to Lighthouse Capital Partners V, L.P. (filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.8		Warrant to Purchase Series E Preferred Stock dated September 26, 2002 issued to Comerica Bank (filed as Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.9		Investor Rights Agreement dated June 30, 1999 between the Registrant and the Investors, as amended on January 24, 2000, May 24, 2001, April 15, 2003, August 18, 2004, December 23, 2004 and July 8, 2005 (filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.10		Standard Form Commercial Lease dated October 17, 2000 between the Registrant and Heritage Place, LLC, as amended by Modification to Standard Form Commercial Lease (filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.11		Commercial Tenancy-At-Will Agreement dated March 14, 2005 between Registrant and Osgood St., LLC, as amended by Modification to Tenancy at Will Agreement (filed as Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.12		Employment Agreement dated March 22, 1999 between the Registrant and Jeffrey H. Burbank (filed as Exhibit 10.12 to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 20, 2005, and incorporated herein by reference)
10.13		Employment Agreement dated September 17, 2004 between the Registrant and Philip Licari (filed as Exhibit 10.13 to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 20, 2005, and incorporated herein by reference)
10.14		Employment Agreement dated May 15, 2000 between the Registrant and Joseph E. Turk, Jr. (filed as Exhibit 10.15 to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 20, 2005, and incorporated herein by reference)

Exhibit
No.		Description

10.15		Employment Agreement dated November 27, 2000 between the Registrant and Winifred L. Swan (filed as Exhibit 10.16 to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 20, 2005, and incorporated herein by reference)
10	.16†	Supply Agreement dated as of October 26, 2004 between the Registrant and B. Braun Medizintechnologie GmbH (filed as Exhibit 10.17 to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 20, 2005, and incorporated herein by reference)
10	.17†	Supply Agreement dated October 1, 2004 among the Registrant, EIR Medical, Inc. and Membrana GmbH (filed as Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10	.18†	Production Agreement dated as of June 27, 2005 between the Registrant and KMC Systems, Inc. (filed as Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (File No. 333-126711), as originally filed on July 19, 2005, and incorporated herein by reference)
10.19		Form of Indemnification Agreement entered into between the Registrant and each of its Directors and Executive Officers (filed as Exhibit 10.21 to the Registrant’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-126711), as originally filed on September 21, 2005, and incorporated herein by reference)
10.20		2005 Stock Incentive Plan, together with Form of Incentive Stock Option Agreement and Form of Nonstatutory Stock Option Agreement (filed as Exhibit 10.22 to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 20, 2005, and incorporated herein by reference)
10.21		Employment Agreement dated October 19, 2005 between the Registrant and David N. Gill (filed as Exhibit 10.23 to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-126711), as originally filed on October 20, 2005, and incorporated herein by reference)
10.22		Director Compensation Policy (filed as Exhibit 10.2 to the Registrant’s Form 10-Q (File No. 0-51567) for the quarterly period ended March 31, 2006, and incorporated herein by reference)
10	.23†	Supply Agreement dated March 27, 2006 between the Registrant and Laboratorios PISA S.A. de C.V. (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-51567) for the quarterly period ended March 31, 2006, and incorporated herein by reference)
10	.24*	Loan and Security Agreement dated as of May 15, 2006 between the Silicon Valley Bank and the Registrant
10	.25*	Summary of 2006 Executive Compensation and 2006 Corporate Bonus Plan
21.1		Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Registrant’s Form 10-K (File No. 000-51567) for the annual period ended December 31, 2005, and incorporated herein by reference herein).
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accountants
23	.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24	.1*	Power of Attorney (see page II-5)

* Previously filed.

† Confidential treatment requested as to certain portions of document.